

ANNUAL
REPORT
2023

ABOUT US

At ITT, we have a clear purpose as an organization – to provide our customers with cutting-edge solutions to help solve their most critical needs across key global end markets. Our continuous improvement mindset drives our commitment to evolving our capabilities as a multi-industrial technology, manufacturing and engineering leader.



REVENUE PROFILE

Segments
- Motion Technologies
- Industrial Process
- Connect & Control Technologies

Regions
- North America
- Europe
- Asia
- Middle East & Africa
- South America

End Markets
- Automotive & Rail
- Chemical & Industrial Pumps
- Aerospace & Defense
- General Industrial
- Energy

FINANCIAL HIGHLIGHTS
(in millions, except per share data)

Revenue
- FY 2021: $2,765
- FY 2022: $2,988
- FY 2023: $3,283

Adjusted Operating Income & Adjusted Operating Margin*
- FY 2021: $443 / 16.0%
- FY 2022: $474 / 15.9%
- FY 2023: $555 / 16.9%

Adjusted Earnings Per Share*
- FY 2021: $4.05
- FY 2022: $4.44
- FY 2023: $5.21

Free Cash Flow*
- FY 2021: $301[1]
- FY 2022: $174
- FY 2023: $430

[1]Excluding Q2 2021 $398M asbestos payment

*For a reconciliation of non-GAAP to GAAP results, please refer to the section titled "Results and Filings" on our website at investors.itt.com

CEO LETTER

Dear stakeholders,

I, the ITT leadership team and the entire board are all very proud of our strong performance in 2023. I'm very grateful for all the hard work and commitment of our ITTers around the world who delivered these strong results for our customers and for our stakeholders. Thank you!

ITT's ability to differentiate from the competition through performance and innovation enabled us to deliver these financial results: revenue up 8%, operating margins up 100 basis points, adjusted earnings per share (EPS) up 17% surpassing $5 and free cash flow of more than $400 million with 13% free cash flow margin. Our differentiation from the competition was also key to ITT's orders' growth across the business which will feed future market share gains in **Motion Technologies (MT)** Friction automotive and rail, **Industrial Process (IP)** pumps and valves, and **Connect & Control Technologies (CCT)** connectors.

Let me share some more detail on ITT's accomplishments in 2023.

Differentiation through performance

Execution is our focus day in and day out at ITT with our SQDC framework (**S**afety, **Q**uality, **D**elivery, **C**ost) which magnifies focus on the performance drivers of our businesses. This also enables us to generate stronger profitability, even in a slow market, as we saw in 2023.

In MT, we grew market share in both EVs and conventional vehicles by delivering a near-perfect quality performance with less than one defective part per million. Similarly, in IP our team in Saudi Arabia achieved close to 100% on-time delivery in the region for the second straight year. IP also grew its adjusted operating margin 330 basis points to over 22% thanks to the lean initiatives deployed at our sites, eclipsing its long-term target in just two years. Finally, CCT flew past its pre-pandemic revenue levels, reaching close to $700 million in 2023, driven by aerospace and defense growth, overcoming challenges related to connector destocking in industrial markets and supply chain disruptions in aerospace. In 2023, our teams continued to deliver operational excellence for our customers.

Differentiation through customer intimacy and innovation

We also continue to differentiate with highly engineered products and solutions that we design and deliver for our customers to solve their most critical problems. In 2023 we funded more than $100 million of organic investments to drive further share gains.

In **MT**, we developed Euro 7-compliant brake pad technology years ahead of the regulations' implementation. We are also entering the high-performance vehicle segment through a ~$55 million investment to expand our facility in Termoli, Italy. Notably, we have already secured numerous high-performance brake pad awards ahead of our production launch expected in late 2024. And in rail, which benefits from large public investments in the U.S.,

Europe, China and India, we continue to gain market share and develop new innovations for future growth. As an example, we are developing draft gear for the Digital Automated Coupler in Europe which is a key element of the digital transformation of the coupling and decoupling process of wagons in rail.

In **IP**, our Bornemann pumps have emerged as a leader in large anti-flaring and decarbonization projects, including at the world's largest carbon capture site. And with the acquisition of Svanehøj, we've expanded our flow portfolio further with cryogenic pumps that manage critical liquids for the energy transition in the marine sector. With our global reach through our production facilities and a continued focus on close customer collaboration, we secured the largest single contract ever awarded to IP: a three-year, up to $80 million agreement to provide ExxonMobil with centrifugal pumps and aftermarket services.

Finally, in **CCT**, we won content on new Vertical Take-off and Landing (VTOL) platforms as zero-emission aircrafts emerge for short haul travel. Our connectors business also developed and brought to market an energy storage connector series in under six months to address the need for improved power and signal connection in battery packs used in solar and wind energy systems. The tailwinds of electrification and decarbonization are good for the world, our customers and they are good for ITT.

Acceleration in financial performance

As a result of our performance and innovation, we drove a significant step-up in our financial results in 2023. We grew orders 7% to build a record ending backlog over $1 billion. Revenue was up 8% and eclipsed the $3 billion revenue mark. On profitability, we expanded operating margin 100 basis points, bringing ITT closer to our long-term margin targets in each segment. Finally, we grew adjusted EPS 17%, surpassing $5 for the first time, and generated more than $400 million of free cash flow.

As a result of this acceleration, our 49% total shareholder return for 2023 was well ahead of most of our peers and all major indexes, which is a testament to ITT's performance in 2023. Similarly, over the 3- and 5-year periods, ITT continued to outpace both the S&P 400 and S&P 500 indices, demonstrating the strength of our business and our ability to differentiate and create value.

On capital deployment, we committed to deploy $750 million of capital to a combination of organic investments, M&A, our dividend and share repurchases. On M&A, we acquired specialty connectors manufacturer Micro-Mode in April 2023, and Svanehøj, a leading pump provider for cryogenic applications, which closed in early 2024. We also divested two non-core product lines to continue to streamline our portfolio. We increased our dividend by 10 percent following increases of 30% and 20% in 2021 and 2022, respectively, and authorized a $1 billion share repurchase program in October. In total, we have deployed more than $2.5 billion since 2019, demonstrating our commitment to effectively allocate capital to drive long-term value creation.

Advancing our sustainability priorities

Sustainability continues to be a priority for ITT. On safety, 60% of our sites had zero incidents in 2023 and our injury severity rate decreased by roughly 5%. Our efforts will not stop until we have reached zero incidents at our plants worldwide. In 2023, we also published our sustainability update detailing progress in 2022, including a 7% reduction in GHG emissions and a 10% increase in spending with diverse U.S. suppliers. Finally, we committed ~$25 million to green projects across ITT and activated new solar installations in China, Italy, Mexico, South Korea, the Netherlands and the United States that will help deliver on our carbon emission reduction promise.

Moving to 2024

In 2023, ITTers all around the world executed in all key areas: orders, sales, margin, cash and capital deployment. We invested in our people and in our businesses, both organically and inorganically, to ensure we continue to differentiate in the future. We entered 2024 with a record backlog, an active M&A pipeline, a funnel of innovative products and our ITT drive to always get better. For ITT, our journey of continuous improvement and of differentiation continues into 2024 and beyond.

Thank you for your interest in ITT. I look forward to sharing more with you in the future.

Sincerely,

Luca Savi
Chief Executive Officer & President
ITT Inc.

OUR TEAM

ITT BOARD OF DIRECTORS

Timothy H. Powers
Chairman of the ITT Board of Directors, Former Chairman, Chief Executive Officer and President, Hubbell, Incorporated

Nicholas C. Fanandakis
Former Executive Vice President, Chief Financial Officer, DuPont de Nemours

Luca Savi
Chief Executive Officer and President, ITT Inc.

Kevin Berryman
Former Chief Financial Officer and President at Jacobs Solutions, Inc.

Nazzic Keene
Former Chief Executive Officer at Science Applications International Corporation (SAIC)

Cheryl L. Shavers
Chairman and Chief Executive Officer, Global Smarts, Inc.

Donald DeFosset Jr.
Former Chairman, President and Chief Executive Officer of Walter Industries Inc.

Rebecca A. McDonald
Former Chief Executive Officer, Laurus Energy, Inc.

Sharon Szafranski
Executive Vice President – Welding, Illinois Tool Works

ITT LEADERSHIP TEAM

Luca Savi
Chief Executive Officer and President

Michael Guhde
Senior Vice President and President, Connect & Control Technologies

Nicola Maricelli
Vice President, Global Supply Chain

Davide Barbon
Senior Vice President and President, Motion Technologies and Asia Pacific

Maurine Lembesis
Senior Vice President and Chief Human Resources Officer

Lori B. Marino
Senior Vice President, General Counsel and Secretary

Emmanuel Caprais
Senior Vice President and Chief Financial Officer

Bartek Makowiecki
Senior Vice President, Strategy and Business Development

Fernando Roland
Senior Vice President and President, Industrial Process

SHAREHOLDER INFORMATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
695 East Main Street
Stamford, CT 06901

TRANSFER AGENT & REGISTRAR

Computershare
462 South 4th Street, Suite 1600
Louisville, KY 40202
(888) 217-2614

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting will be held at 9 a.m. EDT on Wednesday, May 15, 2024, virtually, via a live webcast at www.virtualshareholdermeeting.com/ITT2024

CORPORATE GOVERNANCE

Copies of the ITT Code of Conduct, Corporate Governance Principles and Committee charters are available on our website: www.itt.com

ETHICS CHAMPION PROGRAM

The ITT Ethics Champion Program encourages employees to report possible violations of our Code of Corporate Conduct or other misconduct. The ITT Ethics Champion can be contacted at: ethics.champion@itt.com

FOR GENERAL CORPORATE AND FINANCIAL INFORMATION, CONTACT:

Mark Macaluso, Vice President, Investor Relations and Global Communications
mark.macaluso@itt.com

CEO & PRESIDENT	WORLDWIDE EMPLOYEES	FOUNDED	NYSE
Luca Savi	10,600+	1920	ITT

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition period from_____ to _____
Commission File No. 001-05672

ITT INC.

Incorporated in the State of Indiana	81-1197930
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

100 Washington Boulevard, 6th Floor
Stamford, Connecticut 06902
(Principal Executive Office)
Telephone Number: (914) 641-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.00 per share	ITT	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

☑ Large accelerated filer   ☐ Accelerated filer   ☐ Non-accelerated filer   ☐ Smaller reporting company

☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☑   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☑

The aggregate market value of common stock of the registrant held by non-affiliates of the registrant on June 30, 2023 was approximately $7.6 billion. As of February 9, 2024, there were 82.1 million shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A for its 2024 Annual Meeting of Shareholders are incorporated by reference in Part II and Part III of this Form 10-K.

TABLE OF CONTENTS

*   Included pursuant to the General Instruction to Item 401 of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission (the SEC). The SEC maintains a website at www.sec.gov on which you may access our SEC filings. In addition, we make available free of charge at www.itt.com/investors copies of materials we file with, or furnish to, the SEC as soon as reasonably practical after we electronically file or furnish these reports, as well as other important information that we disclose from time to time. In addition, in certain sections of this Annual Report on Form 10-K we refer readers to additional information that is contained on our website, or that can be accessed through our website. The information on our website, including the materials we are specifically referencing, do not constitute a part of this Annual Report on Form 10-K. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

Our corporate headquarters is located at 100 Washington Boulevard, 6th Floor, Stamford, Connecticut 06902 and the telephone number of this location is (914) 641-2000.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

Some of the information included herein includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts, but rather represent only a belief regarding future events based on current expectations, estimates, assumptions and projections about our business, future financial results, the industry in which we operate, and other legal, regulatory and economic developments. These forward-looking statements include, but are not limited to, future strategic plans and other statements that describe the company's business strategy, outlook, objectives, plans, intentions or goals, and any discussion of future events and future operating or financial performance.

We use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "future," "may," "will," "could," "should," "potential," "continue," "guidance" and other similar expressions to identify forward-looking statements. Forward-looking statements are uncertain and, by their nature, many are inherently unpredictable and outside of ITT's control, and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from those expressed or implied in, or reasonably inferred from, such forward-looking statements.

Where in any forward-looking statement we express an expectation or belief as to future results or events, such expectation or belief is based on current plans and expectations of our management, expressed in good faith and believed to have a reasonable basis. However, we cannot provide any assurance that the expectation or belief will occur or that anticipated results will be achieved or accomplished.

Among the factors that could cause our results to differ materially from those indicated by forward-looking statements are risks and uncertainties inherent in our business including, without limitation:

- uncertain global economic and capital markets conditions, which have been influenced by heightened geopolitical tensions, inflation, changes in monetary policies, the threat of a possible global economic recession, trade disputes between the U.S. and its trading partners, political and social unrest, and the availability and fluctuations in prices of energy and commodities, including steel, oil, copper and tin;
- fluctuations in interest rates and the impact of such fluctuations on customer behavior and on our cost of debt;
- fluctuations in foreign currency exchange rates and the impact of such fluctuations on our revenues, customer demand for our products and on our hedging arrangements;
- volatility in raw material prices and our suppliers' ability to meet quality and delivery requirements;
- risk of liabilities from recent mergers, acquisitions, or venture investments, and past divestitures and spin-offs;
- our inability to hire or retain key personnel;
- failure to compete successfully and innovate in our markets;
- failure to manage the distribution of products and services effectively;
- failure to protect our intellectual property rights or violations of the intellectual property rights of others;
- the extent to which there are quality problems with respect to manufacturing processes or finished goods;
- the risk of cybersecurity breaches or failure of any information systems used by the Company, including any flaws in the implementation of any enterprise resource planning systems;
- loss of or decrease in sales from our most significant customers;

- risks due to our operations and sales outside the U.S. and in emerging markets, including the imposition of tariffs and trade sanctions;
- fluctuations in demand or customers' levels of capital investment, maintenance expenditures, production, and market cyclicality;
- the risk of material business interruptions, particularly at our manufacturing facilities;
- risks related to government contracting, including changes in levels of government spending and regulatory and contractual requirements applicable to sales to the U.S. government;
- fluctuations in our effective tax rate, including as a result of changing tax laws and other possible tax reform legislation in the U.S. and other jurisdictions;
- changes in environmental laws or regulations, discovery of previously unknown or more extensive contamination, or the failure of a potentially responsible party to perform;
- failure to comply with the U.S. Foreign Corrupt Practices Act (or other applicable anti-corruption legislation), export controls and trade sanctions; and
- risk of product liability claims and litigation.

Refer to Item 1A, Risk Factors for more information on factors that could cause actual results or events to differ materially from those anticipated and disclosed within this Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and in other documents we file from time to time with the SEC.

The forward-looking statements included in this Annual Report on Form 10-K speak only as of the date of this report. We undertake no obligation (and expressly disclaim any obligation) to update any forward-looking statements, whether written or oral or as a result of new information, future events or otherwise.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

(Amounts reported in this Annual Report on Form 10-K, except per share amounts, are stated in millions unless otherwise specified. References herein to "ITT," "the Company," and such words as "we," "us," and "our" include ITT Inc. and its subsidiaries on a consolidated basis, unless the context otherwise indicates.)

COMPANY OVERVIEW

ITT is a diversified manufacturer of highly engineered critical components and customized technology solutions primarily for the transportation, industrial and energy markets. We manufacture components that are integral to the operation of equipment, systems and manufacturing processes in these key markets. Our products enable functionality for applications where reliability and performance are critically important to our customers and the users of their products. We operate through three primary segments: Motion Technologies (MT), Industrial Process (IP), and Connect & Control Technologies (CCT).

2023 COMPANY SNAPSHOT

• $3.3 billion of sales across approx. 125 countries	• Approx. 10,600 employees in 37 countries
• Global presence with 67% of revenue outside the U.S.	• Balanced and diversified portfolio

Revenue by Segment (2023)



MT 44% IP 34% CCT 22%

Revenue by Geography (2023)



North America 42% Europe 32% Asia 17% Other 9%

MT is a global manufacturer of highly engineered and durable brake pads, shock absorbers and damping technologies for the automotive and rail markets. IP is a global manufacturer of industrial pumps, valves, and monitoring and control systems, and provides aftermarket services for the energy, chemical and petrochemical, pharmaceutical, general industrial, mining, pulp and paper, food and beverage, and biopharmaceutical markets. CCT is a global designer and manufacturer of harsh-environment connectors and critical energy absorption and flow control components, primarily for the aerospace, defense and industrial markets. For additional segment information, see Segment Information section.

Business Model and Strategy

Our businesses share a common, repeatable operating model centered on our engineering capabilities. Each business applies its technology and engineering expertise to solve our customers' most pressing challenges. Our technological applications foster an ongoing business relationship with our customers which provides us with unique insight into our customers' requirements while enabling us to develop solutions to better assist our customers achieve their business goals. Our technology and customer intimacy together provide opportunities to capture recurring revenue streams, aftermarket opportunities and long-lived platforms from original equipment manufacturers (OEMs).

We create long-term stakeholder value through our four strategic priorities of customer centricity, operational excellence, effective capital deployment, and sustainability and innovation. Our strategy is designed to achieve premier financial performance by combining profitable growth with operational improvements, while keeping our customers at the center of everything we do.

Our operational focus centers on safety, quality, on-time delivery and productivity. We are on a journey to establish a higher performance culture that goes beyond the factory floor to improve the efficiency and effectiveness of all critical processes in the value chain. These initiatives encompass not only continuous improvement principles, but also leadership, talent and cultural aspects. For additional information, refer to Human Capital Management below.

When value-generating opportunities arise, we seek to expand into new markets and invest in new products that leverage our deep engineering capabilities. We continue to evaluate investments that will enable us to strategically and efficiently deploy capital, including close-to-core acquisitions that have unique and differentiated products, services and technologies. Effective capital deployment, including resource optimization and a disciplined focus on cash flow management, are a major part of how we plan to achieve our strategy and deliver strong shareholder returns.

Primary Businesses and Brands

Our brands have a strong international presence across many emerging markets, including China, India, Mexico, Brazil and Saudi Arabia. Below is a list of the key brands in each segment.

OUR KEY BRANDS

MT	• ITT Friction Technologies^{TM}	• KONI$^{®}$	• Wolverine Advanced Materials$^{®}$
	• Axtone$^{®}$	• Novitek^{TM}	• GALT.$^{®}$
IP	• Goulds Pumps^{TM}	• Bornemann$^{®}$	• Engineered Valves$^{®}$
	• PRO Services$^{®}$	• C'treat$^{®}$	• i-ALERT$^{®}$
	• Rheinhütte Pumpen$^{®}$	• Habonim^{TM}	
CCT	• Cannon$^{®}$	• VEAM$^{®}$	• BIW Connector Systems$^{®}$
	• Aerospace Controls^{TM}	• Enidine$^{®}$	• Compact Automation^{TM}
	• Neo-Dyn$^{®}$ Process Controls	• Conoflow$^{®}$	• Micro-Mode^{TM}

Environmental, Social & Governance

Environmental, social & governance (ESG) practices play an essential role in our business and are firmly rooted in how we conduct our operations and in our daily decisions. Our products, manufacturing processes and innovations reflect our drive to help make the world and the communities we serve more sustainable. We believe ingraining ESG priorities into our strategy will drive long-term growth and shareholder value and help our customers meet their ESG goals and, furthermore, is simply the right thing to do.

Environmental

We recognize climate change is a global crisis and we are committed to doing our part to reduce the environmental impact of our operations. Our approach to environmental stewardship falls into three categories:

▪ Development of innovative products that help customers reduce their greenhouse gas (GHG) emissions, achieve their sustainability goals and comply with emissions reduction regulations;

▪ Investment in technologies to reduce CO_2 emissions, waste sent to landfills and water usage and increase our energy supply security through solar installations; and

▪ Development of a credible path to carbon neutrality through our Reduce–Avoid–Offset framework, in which we seek to reduce our carbon footprint and commit to using renewable energy sources.

We partner with our customers to solve challenging problems and deliver best-in-class solutions. ITT's products enable our customers to operate more efficiently, reduce their total cost of ownership and produce sustainable, environmentally friendly technologies and processes.

At the same time, it is a business imperative for us to ensure our operations are efficient, sustainable and environmentally conscious. In 2021, we launched our Reduce–Avoid–Offset framework as part of our development of a credible plan to carbon neutrality. After developing the framework, we announced a goal of reducing our global Scope 1 and 2 GHG emissions for all of ITT by 10% by the end of 2026, compared to 2021. In 2022, we launched a pilot program at our three most energy-intensive locations geared towards more precise measurement and analysis of Scope 1 and 2 GHG emissions. In 2023, we expanded the pilot program to sites in Czechia and Mexico. As part of this, we are also in the process of collecting and measuring preliminary Scope 3 emissions to further understand the source of our emissions and how to most accurately reduce them.

We are subject to stringent federal, state, local, and foreign environmental laws and regulations concerning air emissions, water discharges and waste disposal. In the U.S., these include, but are not limited to, the Federal Clean Air Act, the Clean Water Act, the Resource, Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act. We closely monitor our environmental responsibilities, together with trends in environmental laws. Separate from our Reduce–Avoid–Offset framework, we have established an internal program to assess compliance with applicable environmental requirements at our facilities. The program, which includes periodic audits of many of our locations, including our major operating facilities, is designed to identify problems in a timely manner, correct potential deficiencies and maintain continued regulatory compliance. ITT's environmental liabilities are, for the most part, not associated with current operating facilities (only two of ITT's 26 locations with current environmental obligations are associated with active operating sites). Additionally, ITT's diligent approach to remediation has resulted in a reduction in the number of ongoing environmental remediation matters by approximately 50% over the past eight years.

Environmental laws and regulations are subject to change, and the nature and timing of such changes, if any, is difficult to predict. To minimize our exposure, we have purchased insurance protection against certain environmental risks arising from our business activities. As actual costs incurred at identified sites in future periods may vary from our current estimates given the inherent uncertainties in evaluating environmental exposures, it is not possible to reasonably predict the outcome of these uncertainties or any resulting impact on our financial statements.

For additional information regarding environmental matters, see "Critical Accounting Estimates" within Item 7, Management's Discussion and Analysis, and Note 19, Commitments and Contingencies, to the Consolidated Financial Statements.

Social

We recognize that sustainable performance and growth are made possible only through the efforts of our dynamic, diverse team of approximately 10,600 ITTers globally. Given this, one of our most important commitments as a company is to create an engaging, inspiring place to work and drive actions that enable every individual's full potential and performance. Refer to the "Human Capital Management" section below for further information.

Governance

Our Board of Directors (the "Board") is composed of highly experienced and diverse individuals. The role of the Board is to oversee the affairs of the Company, including those pertaining to ESG, and to ensure the overall success of the business. ITT's Board believes in strong corporate governance and is committed to sound principles and practices. Meanwhile, our ethics and compliance and enterprise risk management programs, and ongoing shareholder engagement, help us to understand key risks and market trends as an organization and deploy resources appropriately to meet our current and future needs. ITT has been an early adopter of many of the most significant governance advances over the last two decades, including majority voting for uncontested director elections, proxy access bylaws, an independent Board Chair and shareholder rights to call a special meeting.

While we are proud of the strides we have made with respect to our ESG efforts to date, we will continue looking for ways to improve upon these efforts to help bring additional value to our employees, customers, communities and business. For further information regarding our ESG commitment, refer to our *ITT 2023 Sustainability Update* (the "2023 Sustainability Update"), which is a supplement to the full report we published in 2022 and outlines our progress towards our sustainability goals. It is available on our website at www.itt.com/sustainability.

Human Capital Management

We believe that sustainable performance and growth are made possible only through the efforts of our dynamic and diverse team of employees. In order to continue innovating in the industries and key end markets we serve, ITT remains committed to attracting and retaining top talent globally. We strive to make ITT an inclusive and safe workplace for all, and to create a higher performance culture with opportunities and training for all employees to develop and grow professionally and personally. In addition, we offer competitive compensation, benefits, and health and wellness programs.

As of December 31, 2023, we had approximately 10,600 employees located in 37 countries, including approximately 2,850 employees in the U.S. As of December 31, 2023, approximately 20% of our U.S. employees are represented by unions. No one unionized facility in the U.S. accounted for more than 15% of ITT's total revenues. In addition, many of our employees outside the U.S. are covered by collective agreements or represented by works councils or other groups. We continually focus on building strong relationships with our employees. and we have not experienced any material strikes or work stoppages in the past several years.

Diversity, Equity and Inclusion

Diversity, equity and inclusion (DEI) are key business priorities for ITT and core to our values as a company. We are committed to fostering an inclusive culture that is fueled by diverse ideas and perspectives, and to leveraging these differences in ways that positively impact our performance, the engagement of our people and the global communities in which we operate. We demonstrate our commitment to DEI through actions and we align our efforts to our strategic workplace and marketplace goals. This includes creating an environment where all ITTers can fully engage, achieve their potential and freely share ideas to guide us toward innovative thinking and better business decisions and solutions. It also includes driving practices and programs to build and support diverse representation in our employee population, including diversity with regard to race, religion, gender, disability, nationality, age, sexual orientation, ethnic background and more. We firmly believe we will create more success by fostering diversity of thought and continuously learning from each other's ideas, opinions and experiences. We also believe that by creating a diverse environment, we will sustain and propel our success in the global marketplace to create long-term sustainable value for all our stakeholders. For additional information about the actions we are taking to drive our DEI strategy along with our diversity goals please refer to our 2023 Sustainability Update. Our 2022 Sustainability Report and our 2021 Sustainability Supplement, both of which can be found on our website at www.itt.com/sustainability, also provide information and the history of our DEI journey. In addition, to provide additional transparency regarding our commitment to diversity, our most recent Employment Information Report (EEO-1 report) is available on our website at www.itt.com/our-people/eeo-1-report. We will post our 2023 EEO-1 report to this website when it becomes available.

Health, Safety and Well-being

At ITT, the health, safety, and well-being of our employees is our number one priority. Our Environmental, Safety, Health and Security Council provides for the systemic control of workplace risks and drives continual improvement of environmental and occupational safety and health protocols at all of our sites around the world. We challenge ourselves to continually reduce injury frequency and severity by engaging employees in our "Accept Only Zero" safety accountability system and fostering an environment where employees take responsibility for their actions and have access to tools and training to work safely together. Despite these comprehensive measures, accidents still occur. In such cases, we report the accident, its root cause and any corrective measures taken in ITT's company-wide accident reporting and tracking tool. Accident reporting and analysis helps ITT gauge the effectiveness of our safety initiatives and procedures across all sites, and it helps us find creative solutions to mitigate risks to our employees at our sites.

Talent Development

In order to foster a higher-performance culture, we are committed to maintaining effective strategies to support recruiting and hiring, onboarding and training, compensation planning, performance management and professional development. We invest significant resources to develop our talent in order to remain a worldwide leader in the manufacturing of highly engineered customized products and solutions. We focus on providing meaningful, equitable career development pathways and support to help ITTers realize their career aspirations. Our development philosophy is built around a "know-do" framework which includes both formal training and experiential learning. Tailored learning programs, coaching and mentoring elevate both technical and other skills (the "know") while challenging, well-planned work experiences and global assignments prepare ITTers for current and future roles (the "do"). Successful employee development is also supported by thoughtful plans built in partnership between employees and their managers. Our development planning tools and processes ensure targeted, concrete action planning, and we promote continuous feedback and regular check-ins.

*Compensation and Benefit*s

We provide flexible compensation and benefits programs to help meet the needs of our employees and their families. In addition to base salaries, we offer numerous benefits for eligible employees, including annual bonuses, stock awards, an employee stock purchase plan, a 401(k) Plan, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, family leave, flexible work schedules, retirement benefits, employee assistance programs and tuition reimbursement. ITT's pay and recognition practices leverage data to ensure our employees receive competitive, equitable salaries supported by evaluations of roles, experience, performance and union or works council agreements in select areas. Our variable incentive plans reinforce pay for performance and our strong belief in meritocracy. The majority of our employees are eligible for either a performance-based bonus or a statutory profit-sharing payment. The bonus plans align employee compensation with financial or operational results and individual performance. With respect to stock awards, we have used discretionary equity-based grants with time-based vesting conditions to facilitate the retention of key personnel, particularly those identified as high-performing talent.

SEGMENT INFORMATION

See Note 3, Segment Information, to the Consolidated Financial Statements for financial information about each of our segments.

Motion Technologies (MT)

The Motion Technologies segment is a manufacturer of brake pads, shims, shock absorbers, energy absorption components and sealing technologies primarily for the transportation industry, including passenger cars and trucks, light- and heavy-duty commercial and military vehicles, buses and trains. MT consists of the following primary business units: ITT Friction Technologies, Wolverine Advanced Materials, KONI, and Axtone.

ITT Friction Technologies (Friction)

Friction manufactures a range of brake pads installed as original equipment (OE) on passenger cars (both internal combustion engine vehicles and electric vehicles) and light commercial vehicles for a variety of end customers and automotive platforms around the world. OE brake pads are sold directly to OEMs or to Tier-1 brake manufacturers. Our OE brake pads are designed to meet customer specifications and environmental regulations, and to satisfy an array of performance standards across multiple geographies. Most automotive OEM platforms (car models) require specific brake pad formulations and have demanding quality, delivery and volume schedules. Friction anticipated the industry transition towards copper-free brake pads and is a recognized industry leader in the paradigm shift towards new brake pad formulations that are designed, developed and tested specifically for electric vehicles (EVs). Success in developing brake pads for EVs has led Friction to win multiple EV platform awards with established and new OEMs.

Friction also manufactures aftermarket brake pads designed for the automotive service and repairs market. This market consists of both OE dealers, also referred to as original equipment service (OES) networks, and independent aftermarket networks. Brake pads sold within the OES network generally match the specifications of an original auto platform OE brake pad and are sold either directly to OEMs or to Tier-1 brake manufacturers, such as Continental AG (Continental), or indirectly through independent distributor channels. Our catalog of pads sold in independent aftermarket networks features technology designed to provide a range of braking performance levels.

Wolverine Advanced Materials (Wolverine)

Wolverine is a manufacturer of custom damping technologies for automotive braking systems (for both internal combustion engine vehicles and EVs) and specialized gasket sealing solutions for harsh operating environments. Wolverine sells its products, which consist primarily of brake shims and gaskets, to Tier-2 brake pad suppliers (including Friction) and to Tier-1 manufacturers. Brake shims are thin metal and rubber adhesive dampeners that fit onto the brake pad and against the brake caliper to prevent excessive noise and vibration. Gaskets are an anti-vibration and sealing solution that prevent fluid spillage in applications such as engines, transmissions, exhaust systems, fuel systems and a variety of pneumatic systems. These products are sold either as coils of rubber-coated sheet metal or stamped into finished component parts.

KONI and Axtone

The KONI and Axtone businesses service four main end markets: railway rolling stock for freight and passenger trains; car and racing; bus, truck and trailer; and defense.

Railway provides a wide range of equipment for passenger rail, locomotives, freight cars, high speed trains and light rail. Offerings include customized energy absorption solutions, hydraulic shock absorbers (primary, lateral, and inter-car), yaw dampers, springs, visco-elastic and hydraulic buffers, coupler components and crash mitigation equipment. Revenue from our rail damping systems is balanced between OE and aftermarket customers. Sales are made either directly to train manufacturers and train operators carrying out scheduled train maintenance programs or indirectly through distributors. KONI and Axtone are lifetime partners of rail customers, also offering repair and overhauling capabilities for their products.

Car and Racing features performance shock absorbers often using our Frequency Selective Damping (FSD) technology. FSD products generally are used by car and racing enthusiasts who desire to modify their cars for increased handling performance and comfort. KONI aftermarket car shock absorbers are sold around the world, directly to customers and through a distribution network that markets KONI products into specific geographies or customer groups. KONI shock absorbers are also incorporated into new OEM platform designs and sold to Tier-1 shock absorber manufacturers.

Bus, Truck and Trailer, and *Defense* manufactures hydraulic and hydro-pneumatic shock absorbers for sale to both OEM and aftermarket customers.

Other Information

MT has a global manufacturing footprint with advanced automation capabilities, with production facilities in Europe, China, North America and India.

MT competes in markets primarily served by large and well-established national and global companies. Key competitive drivers within the brake pad and brake shim businesses include technical expertise, formulation development capabilities, scale production, product performance, high-quality standards, customer intimacy, reputation and the ability to meet demanding delivery and volume schedules in a limited amount of time. We have well-established, long-term relationships with our OE and OES brake pad customers based on mutual trust, local proximity and a wide range of cooperative activities, ranging from design, to sampling, prototyping and testing phases of brake pads.

MT is a global leader in rail suspension components, freight coupling devices currently used in Europe and crash absorption systems. Competitive drivers in MT's rail business include customer intimacy, price, technical expertise and product performance. MT's rail products are considered critical components because of safety requirements and thus they are designed specifically for different train applications and must satisfy strict compliance requirements.

MT's sales to Continental, a supplier to the automotive industry and MT's largest customer, represented 16% of MT's 2023 revenue. Automaker requests to use ITT brake pads in their Continental-produced braking systems (calipers) typically account for approximately half of MT's revenue from Continental. These automaker requests are generally formalized through supply agreements signed directly between MT and the automakers. The remainder of MT's sales to Continental is through a long-term agreement to supply Continental with aftermarket parts.

Industrial Process (IP)

The Industrial Process segment is an OEM and an aftermarket parts and service provider of industrial pumps, valves, plant optimization and remote monitoring systems and services. IP's products serve an extensive base of customers ranging from large multi-national companies and engineering, procurement and construction (EPC) firms to regional distributors and various other end-users. IP has a global manufacturing footprint with significant operations in the United States, South Korea, Saudi Arabia, Mexico and Germany. IP's customers operate in global infrastructure and natural resource markets such as energy, chemical and petrochemical, pharmaceutical, biopharmaceutical, general industrial, mining, pulp and paper, food and beverage, and power generation. IP's marketplace-recognized brands include Goulds Pumps™, Bornemann®, Rheinhütte Pumpen®, Engineered Valves®, PRO Services®, C'treat®, i-ALERT® and Habonim™.

Industrial Pumps

Industrial pumps are used by a wide array of customers and applications primarily in the chemical, energy, mining, general industrial, pharmaceutical and power generation markets. IP designs and manufactures configured-to-order and standards-based industrial pumps that are highly engineered and customized to customer needs. These products include a broad portfolio of centrifugal and twin screw positive displacement pumps that meet the following industry-recognized standards: American Petroleum Institute (API), American National Standards Institute (ANSI), ATmosphere EXplosible, European Directive 2014/34/EC (ATEX), IEC standards (IECEx) and International Organization for Standardization (ISO). Our project pumps are generally part of larger and more complex capital projects, have longer lead times than baseline pumps and are generally managed by EPC firms.

Valves

Valves are manufactured to handle a wide variety of process conditions and solve unique challenges in the biopharmaceutical, chemical, mining, power generation, pulp and paper, and general industrial markets. Our portfolio of valve products includes knife-gate valves, ball valves, hygienic and industrial diaphragm valves, and valve actuators, marketed under the brand names EnviZion®, Cam-Line™, Cam-Tite®, Dia-Flo®, Fabri-Valve®, Pure-Flo®, Skotch®, and Habonim™. Also included within our portfolio is the Integrated Sensing Platform (ISP), which is a next-generation linear position sensing technology for EnviZion® and Pure-Flo® hygienic diaphragm valves, developed specifically for the toughest applications in the biopharmaceutical and sanitary industries.

Aftermarket

Our aftermarket solutions, which represented approximately 45% of IP's revenue in 2023, provide customers with replacement parts, services and plant optimization solutions that reduce total cost of ownership of pumps and rotating equipment. In addition to providing standard repairs, IP also develops engineered solutions for specific customer process issues. Examples include innovative technologies like PumpSmart® Control & Protection Technology and i-ALERT® Equipment Health Monitoring Devices, which remotely control and monitor pumps and other rotating equipment in an industrial environment.

Other Information

IP markets its products via a global and diversified sales channel structure. Sales to independent distributors, who service end-users, account for approximately one-third of IP's revenue. We also sell directly to end-users through our customer-focused direct sales and service organization. In addition, we have focused channels dedicated to supporting EPC firms as their needs are often distinct from those of distribution and end-user customers.

The pump and valve markets we serve are highly competitive and fragmented. For most of our products, there are many regional competitors and a limited number of larger global peers. Primary customer purchase decision drivers include price, lead time and on-time performance, brand recognition, quality, breadth of product and service offerings, commercial terms, technical support and localization. Pricing can be very competitive for large projects because completed projects generate ongoing profitable aftermarket opportunities for the OE provider.

Connect & Control Technologies (CCT)

The Connect & Control Technologies segment designs and manufactures a range of highly-engineered connectors and specialized products for critical applications supporting various markets including aerospace and defense, industrial, transportation (including EVs), medical and energy. CCT's products are often components on long-lived platforms that generate recurring aftermarket and replacement opportunities. CCT has organized its business around product offerings and end-user markets, with dedicated teams specializing in solutions for their specific markets, providing focused customer support and expertise.

Connector Products

The connector product portfolio includes high-performance connectors of the following types: Circular, Rectangular, Radio Frequency, Fiber Optic, D-sub Miniature, Micro-Miniature and cable assemblies. Brands include Cannon®, VEAM®, Micro-Mode™, and BIW Connector Systems®, which deliver solutions to enable the transfer of data, signals and power for various end-user markets including aerospace, defense, industrial, transportation, medical and energy. These brands are known for high-performance, high-reliability solutions which withstand high temperatures and pressure and are resistant to corrosive environments. In certain harsh environment markets, our connector products are considered market leaders because of our technological capabilities, cost performance and global footprint.

Products for the commercial aerospace and defense markets include industry standards-based connectors and late-stage customized solutions. These products are designed to withstand the extreme conditions in harsh environments that are typical in aviation and military applications where reliability and safety are critical factors.

Products for the industrial markets include connectors for industrial production and transportation equipment, industrial electronics and instruments, and other industrial and medical applications. Products for the transportation markets include connectors for electric vehicle charging station applications, passenger rail and heavy-duty vehicles.

Products for the energy markets include connectors that provide power for electric submersible pumps in oil wells, reservoir monitoring instruments and electrical downhole heaters. Specific product applications include electrical power penetrators for wellheads, packers and pods that are able to accommodate various sizes and provide for multiple sealing strategies and ratings.

Control Products

The control product portfolio consists of highly engineered actuation, flow control, energy absorption, environmental control, and composite component solutions for the aerospace, defense and industrial markets.

Control products for the aerospace and defense markets include actuators, valves, pumps and switches for flow control applications, rate controls, seat recline locks and elastomer isolators for aircraft interiors, elastomeric bearings for rotorcraft vibration isolation, heaters, hoses, and composite ducting for environmental control systems, and advanced composites for engine applications. Brands include Aerospace Controls® and Enidine®.

Control products for the industrial markets include shock absorbers, wire ropes and actuators for factory and warehouse automation, regulators and switches for process control applications, seismic isolators and large bore shocks for protection of critical infrastructure, and regulators for natural gas vehicles. Brands include Enidine®, Compact Automation™, Turn-Act®, Neo-Dyn® and Conoflow®.

Other Information

CCT has a global production footprint, including facilities in the United States, Mexico, Germany, Italy, China and Japan, which provide close geographic proximity to key customers. CCT competes with a large number of companies in highly fragmented industries, ranging from large public multi-national corporations to small privately-held local firms, depending on the product line and region. CCT's ability to compete successfully depends upon numerous factors including quality, price, lead time, performance, brand recognition, customer service, innovation, application expertise and previous installation history. In addition, collaboration with customers to deliver a wide range of product offerings has allowed CCT to compete effectively, to cultivate and maintain strong customer relationships and to expand into new markets. CCT products are sold directly and indirectly through numerous channels, including distributors. CCT has long-lasting relationships with distributors, as many have been selling certain CCT products for decades. Sales to distributors represented approximately 30% of CCT's 2023 revenue.

OTHER COMPANY INFORMATION

Key Components and Raw Materials

All of our businesses require various manufactured components and raw materials, the availability and prices of which may fluctuate.

MANUFACTURED COMPONENTS ASSEMBLED INTO OUR PRODUCTS	
• Motors	• Castings
• Mechanical Seals	• Machined Castings
• Metal Fabrications	• Miscellaneous Metal, Plastic, and Electronic Components

PRIMARY RAW MATERIALS			
• Steel	• Gold	• Copper	• Nickel
• Iron	• Aluminum	• Tin	• Rubber
• Specialty Alloys, including Titanium			

Raw materials are purchased in various forms, such as sheet, bar, rod and wire stock, pellets and metal powders. We also use various specialty resins and adhesives. Raw materials, supplies and product subassemblies are purchased from third-party suppliers, contract manufacturers and commodity dealers. For most of our products, we have alternate sources of supply or such materials are readily available. However, in some instances we depend on a single source of supply, manufacturing or assembly or participate in commodity markets that may be subject to a limited number of suppliers.

Our operating results are generally exposed to fluctuations in the prices and supply constraints of raw materials and commodities due to inflation, supply chain disruptions, foreign currency fluctuations, and tariffs imposed by the U.S. and other countries. We continually monitor the business conditions of our supply chain to maintain our market position and to avoid potential supply disruptions. These supply chain challenges have resulted in shortages of materials, including commodities such as steel, and other components that we use in our production processes. In 2023, decreased availability of raw materials and component parts adversely affected our ability to deliver products to our customers. Because of the rising demand for raw materials globally, we have experienced increases in prices, particularly in the first half of the year, which impacted our financial results. See Item 7, Management's Discussion and Analysis for additional information. We have been able to mitigate the impact of this inflation via fixed-price supply contracts with suppliers, price increases to customers and productivity savings. We typically acquire materials and components through a combination of blanket and scheduled purchase orders to support our materials requirements for an average of four to eight weeks, with the exception of some specialty materials. In limited circumstances, we may have to obtain scarce components for higher prices on the spot market, which may have a negative impact on our results. We also acquire certain inventory in anticipation of supply constraints or enter into longer-term pricing commitments with vendors to improve the priority, price and availability of supply. We evaluate hedging opportunities to mitigate or minimize the risk of margin erosion resulting from the volatility of commodity prices. The challenges associated with supply chain disruptions and inflation are expected to continue in 2024, and we are unable to reasonably predict when they will be resolved. As a result, we cannot provide assurance that we will not be adversely affected by materials price volatility or the availability of supplies to meet customer demand in the future.

Manufacturing Methods

Our businesses utilize two primary methods to fulfill demand for products: build-to-order and engineer-to-order.

- Build-to-order consists of assembling a group of products with the same pre-defined specifications, generally for our OEM customers. We employ build-to-order capabilities to maximize manufacturing and logistics efficiencies by producing high volumes of basic product configurations.

- Engineer-to-order consists of assembling a customized system according to a customer's individual order specifications. Engineer-to-order permits the configuration of units to meet the customized requirements of our customers.

In both cases, we offer design, integration, test and other production value-added services. Our inventory management and distribution practices in both build-to-order and engineer-to-order seek to improve customer delivery performance and minimize inventory holding periods.

Intellectual Property

Where appropriate, we seek patent protection for inventions and improvements that are likely to be incorporated into our products or where proprietary rights are expected to improve our competitive position. The highly customized application engineering embedded within our products, our proprietary rights, our knowledge capabilities and our brand recognition all contribute to enhancing our competitive position.

Although we own and control a significant number of patents, trade secrets, confidential information, trademarks, trade names, copyrights and other intellectual property rights which, in the aggregate, are of material importance to our business, management believes that our Company, as a whole, as well as each of our core segments, is not materially dependent on any one intellectual property right or related group of such rights. Patents, patent applications and license agreements will expire or terminate over time by operation of law, in accordance with their terms or otherwise. As the portfolio of our patents, patent applications and license agreements has evolved over a long period of time, we do not expect the expiration of any specific patent or other intellectual property right to have a material adverse effect on our financial statements.

Research and Development

Research and Development (R&D) is key to our strategy and is generally focused on the design of highly engineered solutions. R&D focuses on developing competitive solutions to address clear needs in the market segments we serve. In addition, we work closely with our customers to address their needs by engineering solutions to fit their particular application, thus enabling our customers to achieve their specific goals. For example, during 2023, we have been piloting new smart motor technologies that reduce energy and GHG emissions for flow machines in harsh industrial environments. We believe R&D is a source of competitive advantage and, in recent years, we have invested in new product innovation, including opening new innovation centers in Italy and China to support our R&D efforts. We plan to continue with these efforts in the future. R&D as a percentage of sales was approximately 3% during each of the past three years.

Cyclicality and Seasonality

Many of the businesses in which we operate are subject to specific industry and general economic cycles. We consider our connector products in our CCT segment to be an early-cycle business, meaning it generally is impacted in the early portion of an economic cycle. Our automotive and aerospace components businesses tend to be impacted in the middle portion of the cycle, and our industrial pump business typically is impacted late in the economic cycle.

Our businesses experience limited seasonal variations. Revenue impacts from the limited seasonal variations are typically mitigated by our backlog of orders that allows us to adjust levels of production across different periods.

General Developments of the Business

Acquisitions and Divestitures

Date of Transaction	Type	Segment	Business Acquired	Description
May 2, 2023	Acquisition	CCT	Micro-Mode Products, Inc.	Specialty designer and manufacturer of high-bandwidth radio frequency (RF) connectors for harsh environment defense and space applications.
December 29, 2023	Divestiture	CCT	Matrix Composites, Inc.	Manufacturer of precision composite components in the aerospace and defense market.
January 19, 2024	Acquisition	IP	Svanehøj Group A/S	Supplier of pumps and related aftermarket services with leading positions in cryogenic applications for the marine sector.

Other than as described herein, there have been no significant developments since our previous Form 10-K filing. See Note 22, Acquisitions, Investments, and Divestitures, to the Consolidated Financial Statements for additional information.

ITEM 1A. RISK FACTORS

We are subject to a wide range of factors that could materially affect future developments and performance. Because of these factors, past performance may not be a reliable indicator of future results. You should carefully consider, together with the other information contained in this Annual Report on Form 10-K, the risks and uncertainties described below. These risks may have a material adverse effect on our reputation, business, results of operations, financial condition, or cash flows. In addition to these risks, there may be additional risks and uncertainties that adversely affect our business, performance or financial condition in the future that are not presently known, are not currently believed to be significant or are not identified below because they are common to most or all companies.

Business and Operating Risks

Our operating results have been, and may continue to be, adversely affected by unfavorable or uncertain global macroeconomic and capital market conditions.

Adverse global macroeconomic conditions, including due to heightened geopolitical tensions, inflation, slowing growth or a recession, currency fluctuations, new or increased tariffs or barriers to trade, tighter credit, higher interest rates, union strikes, and higher unemployment can negatively impact customer confidence, spending, and demand for our products and services. In addition, these conditions can negatively impact our customers and suppliers. A downturn in the economic environment can also lead to increased credit and collectability risk or slower collection on the Company's trade receivables, increased bankruptcy risk amongst our suppliers, the failure of derivative counterparties or other financial institutions, limitations on the ability of the Company to issue new debt, reduced liquidity, declines in the fair value of the Company's financial instruments, and increased impairment risk for the Company's goodwill and intangible assets. These and other economic factors could materially adversely affect the Company's business and financial results.

Because a significant portion of our sales are to customers operating outside the U.S., our financial results have been, and may continue to be, adversely impacted by foreign currency fluctuations, which are influenced by changes in global macroeconomic conditions. The primary foreign currencies to which we have exposure are the Euro, Chinese renminbi, Czech koruna, Polish zloty, South Korean won, Saudi riyal, Mexican peso, and Israeli new shekel. Any significant change in the value of currencies of the countries in which we do business relative to the value of the U.S. dollar could reduce our revenue and adversely impact our ability to sell products or control costs. In addition, our international subsidiaries report their results of operations and financial position in their respective local currencies (i.e., functional currencies), which are then translated into U.S. dollars for financial reporting purposes. As the relationship between these foreign currencies and the U.S. dollar changes, our financial results have been, and may continue to be, adversely affected upon translation. From time to time, we enter into derivative contracts to hedge some of our foreign currency exposures. However, our hedging strategy may fail to reduce our exposure and could even result in an unfavorable impact on our financial results. Refer to Note 21, Derivative Financial Instruments, for further information.

During 2023, global macroeconomic conditions continued to be influenced by a number of factors, including heightened geopolitical tensions. Adverse changes to macroeconomic conditions could jeopardize counterparty obligations with our customers and may reduce funds available for our customers to pay for our products and services for a prolonged and perhaps unknown period of time. These factors have resulted and may continue to result in customers extending terms for payment or failing to timely pay accounts when due and may result in us having higher customer receivables with increased risk of default. We have experienced and may continue to experience volatility in revenues, operating results and profitability primarily as a result of these uncertain global macroeconomic conditions.

Continued instability in the geopolitical environment and global credit markets may put further pressure on global macroeconomic conditions. If these conditions, or the economic conditions in the key markets or regions in which we operate, do not improve, we could experience material adverse impacts on our financial results.

Our business has been, and may continue to be, adversely affected by raw material price volatility, a limited number of suppliers and the inability of suppliers to meet quality and delivery requirements.

Our business relies on third-party suppliers for raw materials, components and contract manufacturing services to produce our products. Commodity prices and the prices for other raw materials necessary for production have fluctuated, and may continue to fluctuate, and in 2023 increases in raw material costs negatively impacted our financial results. We are not always able to pass along raw material and component price increases to our customers which has impacted, and may continue to impact, our sales growth and profitability.

In addition, the supply of raw materials to ITT and to its component parts suppliers has been, and may continue to be, interrupted for a variety of reasons affecting our suppliers, including congested shipping ports around the world, production interruptions, heightened geopolitical tensions, including related to the Russia-Ukraine and Israel-Palestine conflicts, global pandemics, the impaired financial condition of a particular supplier, capacity constraints, labor disputes or shortages, the ability to meet regulatory requirements and commitments to other purchasers. For most of our products, we have existing alternate sources of supply, or the required materials have historically been readily available. In limited instances, we depend on a single source of supply, manufacturing or assembly, or participate in commodity markets that may be subject to a limited number of suppliers. Although we believe we could obtain and qualify alternative sources for most sole and limited source supplier materials if necessary, the transition to an alternative source could be complex, costly, and protracted, especially if the change requires us to redesign our systems or re-qualify our products. In 2023, decreased availability of raw materials and component parts adversely affected our ability to deliver products to our customers and resulted in increased backlog.

Any further delay in our suppliers' abilities to provide us with sufficient quality or flow of materials or any supplier price increases, or any decreased availability of raw materials or commodities, could further impair our ability to deliver products to our customers and may impact our profitability.

Recent mergers, acquisitions or venture investments could present operational challenges and past divestitures and spin-offs may expose us to potential liabilities, all of which could adversely affect our results of operations and financial position.

We regularly review our portfolio of businesses and pursue growth through the acquisition of other companies, assets and product lines that either complement or expand our existing businesses. In addition, from time to time, we make minority investments in other early-stage companies, and we risk losing part or all of our capital in any such investment. Refer to Note 22, Acquisitions, Investments, and Divestitures, for further information regarding acquisitions and investments made during the year. Although we conduct what we believe to be a prudent level of investigation regarding the operating and financial condition of the businesses we acquire, a level of risk remains regarding the actual operating condition of these businesses. Until we actually assume operating control of these businesses and their operations, we may not be able to ascertain the actual value or understand the potential liabilities of, or challenges facing, the acquired businesses and their operations. Acquisitions involve a number of risks and present financial, managerial and operational challenges that could have a material adverse effect on our reputation, financial results and business. These include the possibility that:

- an acquired business could under-perform relative to our expectations;
- we could fail to realize the expected synergies of an acquisition;
- we could experience difficulties in the integration of technology, operations, personnel and financial and other systems;
- we could have acquired substantial undisclosed liabilities;
- there could be insufficient internal controls over financial activities or financial reporting at an acquired company that could impact us on a consolidated basis;
- management attention could be diverted from other businesses;
- an acquired business may have been impacted by a previous security breach where system/data integrity was compromised, or data was stolen without the seller's awareness;
- we could lose key employees of the acquired businesses;
- we could experience increased capital requirements; and
- the acquisition could result in customer dissatisfaction.

We have divested a number of businesses, including as part of spin-offs in 1995 and 2011 and our sale of InTelCo Management LLC (InTelCo), the entity holding asbestos-related assets and liabilities, in 2021. With respect to some of these former businesses, we have contractually agreed to indemnify the counterparties against, or otherwise retain, certain liabilities including certain product liability claims and environmental matters. Even without ongoing contractual indemnification obligations, we could be exposed to liabilities arising out of such divestitures. In addition, the counterparties to those divestitures may have agreed to indemnify us or assume certain liabilities relating to those divestitures. However, there can be no assurance that the indemnity or assumption of liability by the counterparties will be sufficient to protect us against the full amount of these liabilities or that a counterparty will be able to fully satisfy its obligations. Third parties also could seek to hold us responsible for any of the liabilities that a counterparty agreed to assume. Even if we ultimately succeed in recovering any amounts for which we were initially held liable, we may be temporarily required to bear these losses ourselves.

The industries in which we operate are experiencing a skilled labor shortage and if we are unable to hire and retain key personnel, including engineering talent and senior management talent, our ability to operate or grow our business could be negatively impacted.

The manufacturing industry is currently experiencing a skilled labor shortage. This shortage has created difficulties for the Company in attracting and retaining factory employees, in meeting customer demand and in controlling labor costs. We currently have a significant number of open positions, and we expect this to remain so in 2024. A failure to attract or retain engineering and other highly skilled personnel could adversely affect our operating results, our ability to deliver products and services to our customers and our ability to grow our business. Our future success will continue to depend, to a significant extent, on our ability to attract or retain engineers, senior management, our skilled labor source and other key personnel, which will depend on our ability to offer competitive compensation, training, flexibility and other benefits that our current and prospective employees desire.

Failure to provide high quality and reliable products, innovate or respond to competitors in our markets or protect our intellectual property rights could adversely impact our business and financial results.

We believe product performance, reliability and innovation, application expertise, enforcement of intellectual property rights, brand reputation, and price are principal points of competition in our markets.

We manufacture key components that are integral to the operation of systems and manufacturing processes in the markets we serve. The reliability and performance of our products are critically important to our customers and the users of their products. Accordingly, quality is extremely important to us and our customers due to the potentially costly consequences of product failure. Our quality certifications, including products manufactured to military specifications, are critical to the marketing success of our goods and services. Our success in part depends on our ability to attract and retain skilled engineers and to manufacture to exact tolerances precision-engineered components, subassemblies and finished devices from multiple materials. If our components fail to meet these standards or fail to adapt to evolving standards, we could damage our reputation as a manufacturer of high-quality components, which could hurt our ability to remain competitive and result in a loss of customers, market share or product sales.

Maintaining and improving our competitive position will require continued investment by us in manufacturing, research and development, engineering, marketing, customer service and support, and our distribution networks. Insufficient investment in these areas may result in a failure to maintain our competitive position. In addition, our existing competitors, or potential new competitors, may develop products that are cheaper and/or superior to our products, or may develop more efficient or effective methods of providing products and services or may adapt more quickly than we do to new technologies or evolving customer requirements. These pressures may result in us having to take actions, such as adjusting the prices of certain products, in order to stay competitive.

Obtaining, maintaining and enforcing our proprietary rights is another factor that is critical to the success of our business and our ability to remain competitive. For certain products and manufacturing processes, we rely on patents, trademarks, trade secrets, non-disclosure agreements and other contracts to protect these rights. These contracts may be breached, or may not prevent competitors from independently developing or selling similar products. In addition, during the normal course of business, we could unintentionally infringe or violate the proprietary rights of others. Intellectual property litigation could be time consuming for management and could result in significant legal expenses to either pursue claims against others, or to defend ourselves. If we are unable to protect our patents, trademarks, or other proprietary rights, or if we infringe or violate the rights of others, our ability to remain competitive could be adversely impacted.

If we are unable to maintain our competitive position, our business, results of operations or financial condition could be materially adversely affected.

Our operations could be disrupted, and our business could be materially and adversely affected by our inability to prevent, detect or adequately respond to cybersecurity breaches.

The efficient operation of our business is dependent on information technology (IT) systems, some of which are owned or managed by third parties. In the ordinary course of business, we collect and store confidential information, including proprietary business information belonging to us, our customers, suppliers, business partners and other third parties, as well as personally identifiable information of our employees and others.

Our information technology systems and those of our third-party service providers may be susceptible to damage, disruptions or shutdowns due to power outages, hardware failures, telecommunication failures, cybersecurity incidents and user errors that may affect our operations. Although we actively manage the risks to our information technology systems that are within our control, we can provide no assurance that our actions or those of our third-party service providers will always be successful in eliminating or mitigating risks to our systems, networks or data. Even the most well-protected information technology systems are vulnerable to internal and external cybersecurity incidents including, but not limited to, those by employees and by computer hackers and other threat actors utilizing techniques such as phishing, ransomware or denial of service attacks. We have experienced cybersecurity incidents in the past which have not had a material impact on our operations or financial results. If we experience a future disruption in our information technology systems, it could result in the loss of sales and customers and significant incremental costs, which could materially adversely affect our business. In addition, as a provider of products and services to government and commercial customers, and particularly as a government contractor, we are subject to a heightened risk of cybersecurity incidents caused by computer viruses, illegal break-ins or hacking, sabotage, or acts of vandalism, including by foreign governments, hackers and cyber terrorists. Furthermore, information technology security threats are increasing in sophistication, intensity and frequency. A cybersecurity incident may occur, including breaches that we may be unable to detect in a timely manner. The unavailability of our information technology systems, the failure of these systems to perform as anticipated for any reason, or any significant breach of security could cause significant disruption to our business or could result in decreased performance and increased costs.

We continue to monitor data security regulations in the jurisdictions in which we operate. The processing and storage of certain information is increasingly subject to privacy and data security regulations, and many such regulations are country-specific. The interpretation and application of data protection laws in the U.S., Europe, and elsewhere are uncertain, evolving and may be inconsistent across jurisdictions. Compliance with these various laws may be onerous and require us to incur substantial costs or to change our business practices in a manner that adversely affects our business, while failure to comply with such laws may subject us to substantial penalties.

If we are unable to protect sensitive information, our customers or governmental authorities could question the adequacy of our security processes and procedures and our compliance with evolving privacy and data security regulations and government cybersecurity requirements for government contractors, potentially causing us to lose business. A breach could also result in the loss of our intellectual property, potentially impacting our long-term capability to compete for sales of affected products. In addition, a breach of security of our information technology systems could result in litigation, regulatory action and potential liability, as well as increased costs to implement further information security measures. If we are unable to prevent, detect or adequately respond to cybersecurity incidents, our operations could be disrupted, our reputation could be harmed, and our business could be materially and adversely affected.

The Company's ability to manage its business and monitor results is highly dependent upon information and communication systems, and a failure of these systems, including flaws in the implementation of any enterprise resource planning (ERP) systems, could adversely impact our business or financial results.

The Company is dependent upon a variety of information technology IT systems, including ERP and communication systems, to operate its business. Over the past several years, we have been implementing new ERP systems at many of our sites, including within our shared services subsidiary, and we expect these ERP implementations to continue for the next several years. These ERP implementations have required and will continue to require significant investment in capital and deployment of human resources. Potential flaws in implementing ERP systems or in the failure of any portion or module of the ERP systems may pose risks to our ability to operate successfully and efficiently. In addition, failure to implement the appropriate internal controls with respect to new ERP systems may result in the ERP systems producing inaccurate or unreliable information. Any disruptions, delays or deficiencies in the design or implementation of the new ERP systems or related internal controls, or in the performance of legacy IT systems, could adversely affect the Company's ability to effectively manage its business, which could adversely affect the Company's reputation, competitive position and financial results.

A significant portion of our revenue is derived from a single customer. Loss of this customer, a loss of business with this customer, or a reduction in this customer's market share, could adversely impact our financial results.

Sales to Continental, a supplier to the automotive industry and ITT's largest customer, were approximately 7% of our total revenue in 2023. Requests by automakers to use ITT brake pads in their Continental-produced braking systems (calipers) typically account for approximately half of MT's revenue from Continental. These automaker requests are generally formalized through supply agreements signed directly between MT and the automakers. The remainder of MT's sales to Continental in 2023 was generated from a 10-year agreement to supply Continental with aftermarket parts, which expired on December 31, 2023. A new 10-year agreement, effective January 1, 2024, and extending through December 31, 2033, was signed in March 2023. The loss of this customer, or a reduction in this customer's market share could have a material adverse effect on our business, results of operations or financial condition.

Due to our operations and sales outside of the U.S., we are subject to inherent business risks, including the imposition of tariffs, which may adversely affect our financial results.

Our international operations, including U.S. exports, comprise a growing portion of our operations and are a strategic focus for continued future growth. Our sales in emerging markets such as Mexico, South America, China, and the Middle East have been increasing. In both 2023 and 2022, approximately 67% of our total sales were to customers operating outside of the United States. Our sales from international operations and export sales are subject to varying degrees of risks inherent in doing business outside of the United States. These risks include the following:

- war or geopolitical instability in regions where we operate;
- fluctuations in foreign exchange rates;
- possibility of unfavorable circumstances arising from host country laws or regulations;
- restrictions, regulations, or tax liabilities on currency repatriation;
- potential negative consequences from changes to taxation policies;
- the disruption of operations from labor and political disturbances;
- our ability to hire and maintain qualified staff in these regions; and
- changes in tariffs and trade barriers, sanctioned countries and individuals, and import and export licensing requirements.

Our operations in emerging markets could involve additional uncertainties such as challenges in our ability to protect our intellectual property, pressure on the pricing of our products, and risks of political instability. Governments of emerging market countries may also impose limitations or prohibitions on our ability to repatriate funds, impose or increase withholding or other taxes on remittances and other payments to us, seek to nationalize our assets, or impose or increase investment barriers or other restrictions that may adversely affect our business.

Under the previous administration, the U.S. government undertook a series of actions to increase tariffs on certain goods imported into the U.S., including steel and aluminum, and in response certain governments imposed retaliatory tariffs on various goods. These tariffs have negatively impacted demand for our products as well as the cost of certain parts and materials that we purchase from vendors located overseas, particularly in China. We have been mitigating, and will continue attempting to mitigate, the impact of tariffs by lowering input costs through efficient utilization of our global manufacturing footprint, supplier and customer negotiations, and diversification strategies. However, we expect that any new or continued trade disputes or increased tensions between the U.S. and other countries, and any governmental actions, including increases of existing tariffs or the imposition of new tariffs, in response to those trade disputes or increased tensions, may continue to adversely impact demand for our products and our financial results.

The cost of compliance with increasingly complex and often conflicting regulations worldwide can also impair our flexibility in modifying product, marketing, pricing or other strategies for growing our businesses, as well as our ability to improve productivity and maintain acceptable profit margins.

Our business is impacted by our customers' levels of capital investment, maintenance expenditures, production, and market cyclicality.

Demand for certain of our products and services depends on the levels of capital investment, planned maintenance expenditures, and/or production of our customers which, in turn, depend on general economic conditions, availability of credit, economic conditions within their respective industries, supply and demand shocks, workforce strikes or employee absenteeism, volatility in commodity prices, expectations of future market behavior and their liquidity and financial position. The ability of our customers to finance capital investment, maintenance, and/or production may also be affected by factors independent of the conditions in their industries, such as the condition of global credit and capital markets. Accordingly, some of our customers have chosen to postpone capital investment, maintenance, and/or production, and may continue doing so in the future, potentially even during favorable conditions in their industries or markets, which has led, and may continue leading, to a delay or cancellation of orders.

Our customer's businesses, particularly those in the energy, chemical and mining industries, which represented approximately 10%, 9%, and 4%, respectively, of our 2023 revenue, are to varying degrees cyclical and have experienced, and may in the future experience, periodic downturns of varying severity. For example, the volatility of the energy market has generally been dependent upon the prevailing view of future gas and oil prices, which are influenced by numerous supply and demand factors, including availability and cost of capital, global and domestic economic conditions, environmental regulations, policies of the Organization of the Petroleum Exporting Countries (OPEC) countries and Russia and other factors. Our customers in these industries, particularly those whose demand for our products and services is primarily profit-driven, have tended to delay large capital projects, including expensive maintenance and upgrades, during economic downturns. Additionally, fluctuating energy demand forecasts and commodity pricing and other macroeconomic factors may cause our customers to be more conservative in their capital planning, which could reduce demand for our products and services, result in the delay or cancellation of existing orders, or lead to excess manufacturing capacity, which unfavorably impacts our absorption of fixed manufacturing costs. This reduced demand may also erode average selling prices in our industry. These factors could have a material adverse effect on our business, results of operations and financial condition.

A material business interruption, particularly at one of our manufacturing facilities, could negatively impact our ability to generate sales and meet customer demand.

If operations at one or more of our manufacturing facilities were to be disrupted or damaged as a result of war (including related to Russia-Ukraine, Israel-Palestine, and China-Taiwan), an epidemic or pandemic (including, without limitation, COVID-19), changing weather or climate conditions (including increases in storm intensity, sea-level rise, melting of permafrost and temperature extremes on facilities or operations; and changes in the availability or quality of water, or other natural resources on which our business depends), IT system failure, cyber-attack, equipment failure, labor dispute, natural disaster, power outage, fire, explosion, act of terrorism, relocation of production location or any other catastrophic event or reason, our ability to meet customer demand for our products may be impacted. We have business continuity plans in place to mitigate the effects of such interruptions, but these plans may not be sufficient to resolve the issues in a timely manner. A significant interruption in production capability could also require us to make substantial payments due to non-performance. We also have insurance for certain covered losses which we believe to be adequate to offset a significant portion of the costs for reconstruction of facilities and equipment, as well as certain financial losses resulting from production interruptions or shutdowns. However, any recovery under our insurance policies would be subject to deductibles and, depending on the coverage, may not offset the lost revenues or increased expenses that may be experienced during the disruption of operations.

Increased scrutiny from investors, lenders and other market participants regarding our environmental, social and governance or sustainability responsibilities could expose us to additional costs and adversely impact our reputation, business, financial performance and growth.

There is an increasing focus from certain investors, customers and other key stakeholders on corporate responsibility, specifically related to ESG matters, including companies' contribution to climate change and loss of biodiversity. Some investors have used, and may continue to use, ESG criteria to guide their investment strategies and, in some cases, have chosen, and may continue to choose, not to invest in ITT, or to divest their holdings of ITT if they believe our policies relating to corporate responsibility are inadequate.

The ESG factors by which companies' corporate responsibility practices are assessed have been evolving and may continue to evolve. Additionally, requirements on U.S. public companies and companies with European operations with regards to ESG compliance have been increasing and may continue to increase, including, but not limited to, the SEC's proposal to require extensive climate-related disclosures and the European Union's Corporate Sustainability Reporting Directive (CSRD), which could additionally require third-party assurance disclosures. These evolving standards and regulations have caused us, and may continue causing us, to undertake costly initiatives to satisfy such new criteria. If we are unable to satisfy new corporate responsibility criteria, investors may conclude our policies are inadequate and choose not to invest in our securities or to divest all or a portion of their current holdings, which in either case may adversely affect the price of our securities.

In addition, as we identify ESG topics for voluntary disclosure and work to align with the recommendations of the Financial Stability Board's Task Force on Climate-Related Financial Disclosures (TCFD) and Sustainability Accounting Standards Board (SASB) standards and our own assessment of priority of ESG issues, we have expanded and, in the future, may continue to expand our disclosures in these areas. Statements about our ESG initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. If our ESG-related data, processing and reporting are incomplete or inaccurate, if we fail to achieve progress on our metrics on a timely basis or at all, or if we fail to satisfy the expectations of investors and other key stakeholders, our reputation, business, and financial performance could be adversely affected.

Legal and Regulatory Risks

We are subject to risks related to government contracting, including changes in levels of government spending and regulatory and contractual requirements applicable to sales to the U.S. government.

Our CCT and MT segments derive a portion of their revenue from sales to U.S. government customers and higher tier contractors who sell to the U.S. government. The government's expenditures are subject to political and budgetary fluctuations and constraints, which may result in significant unexpected changes in levels of demand for our products. In addition, the award, administration and performance of government contracts are subject to regulatory and contractual requirements that differ significantly from the terms and conditions that apply to contracts with our non-governmental customers. We have in the past and may in the future be subject to audits and investigations to evaluate our compliance with these requirements. If we are found to have failed to comply with requirements applicable to government contractors, we may be subject to various actions, including but not limited to fines or penalties, reductions in the value of our government contracts, restrictions on the sale of certain products to the government, or suspension or debarment from government contracting. Failure to comply with applicable requirements also could harm our reputation and our ability to compete for future government contracts or sell equivalent commercial products.

If we are not able to meet the requirements for government contractors, we may lose orders, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in our effective tax rates as a result of changes in the realizability of our deferred tax assets, the geographic mix of earnings, tax examinations or disputes, tax authority rulings or changes in the tax laws may adversely affect our financial results.

The Company is subject to taxes in the U.S. and in various foreign jurisdictions. We exercise significant judgment in calculating our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Changes in domestic or foreign tax laws and regulations, or their interpretation, could result in higher or lower tax rates assessed or changes in the taxability of certain income or the deductibility of certain expenses, thereby affecting our tax expense and profitability. Any significant increase in our future effective tax rates could reduce net income in future periods. Given the global nature of our business, a number of factors may increase our future effective tax rates, including changes in the geographic mix of our profits among jurisdictions with differing statutory income tax rates; sustainability of historical income tax rates in the jurisdictions in which we conduct business; changes in tax laws applicable to us; expiration, renewal or application of tax holidays; the resolution of issues arising from tax audits with various tax authorities; or changes in the valuation of our deferred tax assets, deferred tax liabilities and deferred tax asset valuation allowances.

The amount of income taxes and other taxes we have paid are subject to ongoing audits by U.S. federal, state, and local tax authorities and by non-U.S. authorities. If these audits result in assessments different from amounts paid or reserved, future financial results may include unfavorable tax adjustments. We are currently under routine examination by the U.S. Internal Revenue Service and other U.S. and non-U.S. tax authorities, and we may be subject to additional examinations in the future. The tax authorities may disagree with our tax treatment of certain material items and thereby increase our tax liability. Failure to sustain our position in these matters could result in a material adverse effect on our financial statements.

We are closely monitoring the potential passage of new U.S. and foreign tax legislation, which could result in substantial changes to the current U.S. or foreign tax systems, including changes to the statutory corporate tax rate. In October 2021, the Organization for Economic Cooperation and Development (OECD) and G20 Finance Ministers reached an agreement, known as Base Erosion and Profit Shifting (BEPS) Pillar Two, which is a multi-jurisdictional plan of action to address base erosion and profit shifting. On December 20, 2021, the OECD released the Model GloBE Rules for Pillar Two defining a 15% global minimum tax rate for large multinational corporations. The OECD continues to release additional guidance and countries are implementing legislation with widespread adoption of the Model GloBE Rules for Pillar Two expected by calendar year 2024. We are continuing to evaluate the Model GloBE Rules for Pillar Two and related legislation, and their potential impact on future periods. Enactment of this regulation in its current form could increase the amount of global corporate income tax paid by the Company. These increases could have a material adverse effect on our effective tax rate. As the effects of a change in U.S. or foreign tax law must be recognized in the period in which the new legislation is enacted, should new legislation be signed into law, our financial results could be materially impacted.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (the Inflation Reduction Act) into law. The Inflation Reduction Act includes a new corporate alternative minimum tax (the Corporate AMT) of

15% on the adjusted financial statement income (AFSI) of corporations with an average AFSI exceeding $1.0 billion over a three-year period. The Corporate AMT was effective for the Company beginning in 2023. Given the AFSI threshold, the Corporate AMT was not applicable to the Company in 2023, but the Corporate AMT may have potential impacts on our future U.S. tax expense, cash taxes and effective tax rate. Additionally, the Inflation Reduction Act imposes a 1% excise tax on the fair market value of net stock repurchases made after December 31, 2022. The impact of this provision was not material in 2023 and future impacts will be dependent on the extent of share repurchases made in future periods.

Changes in environmental laws or regulations, the discovery of previously unknown or more extensive contamination or the failure of a potentially responsible party to perform may adversely affect our financial results.

We are subject to a variety of federal, state, local and foreign laws, rules and regulations related to the use, storage, handling, discharge or disposal of certain toxic, volatile or otherwise hazardous chemicals, gases and other substances used in manufacturing our products, as well as laws related to greenhouse gas emissions (including cap-and-trade laws). These laws could require us to incur substantial expenses. Environmental laws and regulations allow for the assessment of substantial fines and criminal sanctions as well as facility shutdowns to address violations and may require the installation of costly pollution control equipment or operational changes to limit emissions or discharges. The discovery of previously unknown or more extensive contamination at a site which the Company previously operated or currently operates could suddenly subject the Company to costly remediation efforts. We could be affected directly or indirectly through impacts on our customers and suppliers by changes in environmental laws or regulations, including, for example, those imposed in response to vapor intrusion or climate change concerns and violations by us of such laws and regulations. We may also be impacted by the adequacy of insurance policies, our inability to recover costs associated with any such developments, or financial insolvency of other potentially responsible parties which could have a material adverse effect on our business, financial condition and results of operations. In addition, new laws and regulations that might favor the increased use of non-fossil fuels, including nuclear, wind, solar and biofuels or that are designed to increase energy efficiency could reduce demand for oil and gas production or power generation resulting in lower spending by our IP customers.

Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation, as well as export controls and trade sanctions, could result in fines or criminal penalties.

We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws. However, we cannot provide assurance that our internal controls will always protect us from reckless or criminal acts committed by our employees, agents or business partners that would violate U.S. and/or applicable non-U.S. laws, including anti-bribery, competition, trade sanctions and regulation, and other laws including but not limited to, the U.S. Foreign Corrupt Practices Act of 1977 and the U.K. Bribery Act of 2010, as well as trade sanctions administered by the Office of Foreign Assets Control, the U.S. Department of State and the U.S. Department of Commerce. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, suspension or debarment from government contracts or curtailment of operations in certain jurisdictions, and might adversely affect our business, financial condition or results of operations or financial position. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Even the allegation or appearance of our employees, agents or business partners acting improperly or illegally could damage our reputation and result in significant expenditures in investigating and responding to such actions.

We are subject to laws, regulations and potential claims relating to product liability.

Our business exposes us to potential product liability risks that are inherent in the design, manufacture, and marketing of products for the markets we serve. In addition, many of the devices we manufacture and sell are critical components designed to be used in harsh environments for long periods of time where the cost of failure is high. Component failures, manufacturing defects, design flaws, or inadequate disclosure of product-related risks or product-related information could result in an unsafe condition or injury to, or death of, an end-user of our products. The occurrence of such a problem could result in product liability claims or a recall of, or safety alert relating to, one or more of our products which could ultimately result, in certain cases, in the removal of such products from the marketplace and claims regarding costs associated therewith. Product liability claims or product recalls in the future, regardless of their ultimate outcome, could have an adverse effect on our reputation and on our ability to attract and retain customers for our products.

Anti-takeover provisions in our organizational documents and Indiana law could delay or prevent a change in control.

Certain provisions of our articles of incorporation and by-laws may delay or prevent a merger or acquisition that a shareholder may consider favorable. For example, the articles of incorporation authorize our Board of Directors to issue one or more series of preferred stock. Such provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. Indiana law also imposes some restrictions on mergers and other business combinations between any holder of 10% or more of our outstanding common stock and us as well as certain restrictions on the voting rights of "control shares" of an "issuing public corporation."

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

<u>Cybersecurity Risk Management and Strategy</u>

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF as a guide to help us identify, assess, and manage the cybersecurity risks that are relevant to our business.

Our cybersecurity risk management program is integrated into, and forms an integral part of, our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

We have established a proactive approach to identify and manage material cybersecurity threats which includes, but is not limited to, the following:

- Security policies and practices aligned with NIST Special Publication 800-171, Revision 2 (NIST 800-171 Rev 2) and the organization's enterprise risk management requirements;
- Annual cybersecurity reporting and strategic update to ITT's Board of Directors;
- Enterprise-wide centralized Security Information and Event Management (SIEM);
- Regular red-team attack simulations led by industry-leading third-party cybersecurity firms;
- Continuous internal and external facing vulnerability management scanning;
- Threat intelligence feeds from various external sources (fee and non-fee based);
- Threat hunting;
- Strategically deployed artificial intelligence-based threat detection technology;
- Cyber risk assessment and classification processes;
- Cyber threat tabletop simulation exercises;
- Cyber Incident Response Plan processes;
- Externally led, targeted threat hunting exercises;
- Engagement of forensic cybersecurity and data analysis firms (as needed) to conduct independent validation assessments if a breach is suspected and/or validated;
- Engagements with third party consultants to build, design, and improve cyber risk management tools and processes;
- Third-party technology and service provider risk evaluation process; and
- Cybersecurity insurance coverage.

During 2023, there were no cybersecurity incidents that had a material effect on the Company. Furthermore, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us to date, including our business, business strategy, results of operations, or financial condition. For a discussion of prospective risks related to potential cybersecurity incidents, please refer to Item 1A, Risk Factors.

<u>Cybersecurity Governance</u>

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Audit Committee oversees management's implementation of our cybersecurity risk management program and discusses with management the Company's cybersecurity and other information technology risks, controls, and procedures.

The Board receives annual reports from management on our cybersecurity risks and strategic updates. These reports are designed to provide the Board a view into the progress of previous efforts, an update on existing and new material risks, and an overview of proposed or planned cybersecurity-related projects, and foster a discussion of cyber threats trending within the industry and their applicability to the organization. If a new material risk is identified, or if the Company is impacted by a material security incident, the Audit Committee and the full Board of Directors are notified and apprised of developments.

ITT employs a team of certified cybersecurity professionals responsible for assessing and managing cybersecurity risks, led by the Chief Information Security Officer (CISO), who altogether make up ITT's Cyber Security Operations Center (CSOC). The qualifications of our cybersecurity team include the following industry-recognized certifications: Certified Ethical Hacker (C|EH), Security+, GIAC Incident Handler Certification (GCIH), and GIAC Foundational Cybersecurity Technologies (GFACT). Additionally, our cybersecurity team possesses several Federal Emergency Management Agency (FEMA) and Department of Homeland Security (DHS) certificates pertaining to cybersecurity. The CSOC monitors the global ITT landscape for cyber threats, provides prevention strategies, initiates incident response for detected intrusions, and prescribes proactive and reactive mitigation strategies. The CSOC serves as the cornerstone for protecting, assessing, and managing cybersecurity risks for the enterprise, which includes, but is not limited to, back office processes, critical manufacturing processes, intellectual property, and sensitive data. The CISO reports to the Chief Information Officer (CIO), who in turn reports to the Chief Financial Officer (CFO). The combined expertise and qualifications of our cybersecurity team enable us to effectively monitor, assess, and respond to cybersecurity threats.

Management is actively informed about, and monitors, cybersecurity incidents, including their prevention, detection, mitigation, and remediation, through defined processes and reporting mechanisms. This proactive approach includes the alignment of security policies and practices with NIST 800-171 Rev 2 and the organization's enterprise risk management requirements. Twice annually, the CFO and CEO are briefed by the CISO and CIO regarding ongoing projects, investments and changes to the threat landscape that have impacted, or may impact, the organization, ensuring that the highest levels of management are kept abreast of the Company's cybersecurity posture. Overall, this comprehensive approach ensures that management is well-informed and actively involved in safeguarding the Company from cybersecurity threats.

ITEM 2. PROPERTIES

We own or lease approximately 170 manufacturing plants, warehouses, service centers, and sales and administrative offices to support our operations. These properties are located in various regions around the world, including North America, Europe, Asia, South America and the Middle East. We consider these properties to be in good condition with sufficient capacity to accommodate the Company's needs.

The following table summarizes the number of our material properties (other than our corporate headquarters) by business segment as of December 31, 2023. We consider our properties containing 25,000 square feet or more, which primarily consist of manufacturing locations, to be material. Our material properties account for over 90% of the total square feet of our properties.

	Motion Technologies	Industrial Process	Connect & Control Technologies	Total
Number of Owned Locations	13	11	5	29
Number of Leased Locations	9	22	6	37
Total Locations	22	33	11	66

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in legal proceedings that are incidental to the operation of our businesses. Some of these proceedings allege damages relating to environmental exposure, intellectual property matters, copyright infringement, personal injury claims, product liabilities, employment and employee benefit matters, government contract issues and commercial or contractual disputes and acquisitions or divestitures. Descriptions of certain legal proceedings to which the Company is a party are contained in Note 19, Commitments and Contingencies, to the Consolidated Financial Statements.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The executive officers of the Company as of February 1, 2024, are listed below.

Name	Age	Current Title
Luca Savi	58	President and Chief Executive Officer
Davide Barbon	54	Senior Vice President and President, Motion Technologies and Asia Pacific
Emmanuel Caprais	49	Senior Vice President and Chief Financial Officer
Cheryl de Mesa Graziano	51	Vice President and Chief Accounting Officer
Maurine C. Lembesis	57	Senior Vice President and Chief Human Resources Officer
Bartek Makowiecki	45	Senior Vice President, Strategy and Business Development
Lori B. Marino	49	Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer
Fernando Roland	50	Senior Vice President and President, Industrial Process

Luca Savi has served as our Chief Executive Officer, President and a director of the Company since January 2019. He previously served as President and Chief Operating Officer of the Company from August 2018 to December 2018 and as Executive Vice President and Chief Operating Officer from January 2017 to August 2018. Prior to that, he served as Executive Vice President, Motion Technologies from February 2016 to January 2017 and as Senior Vice President and President, Motion Technologies from November 2011 to February 2016. Prior to joining ITT, Mr. Savi served as Chief Operating Officer, Comau Body Welding at Comau, a subsidiary of the Fiat Group responsible for producing and serving advanced manufacturing systems, and from 2009 to 2011 as Chief Executive Officer, Comau North America from 2007 to 2009. Mr. Savi previously held leadership roles at Honeywell International, Royal Dutch Shell and technical roles at Ferruzzi-Montedison Group. Mr. Savi is currently a director of MSA Safety Inc. and serves on its compensation committee.

Davide Barbon has served as our Senior Vice President and President, Motion Technologies and Asia Pacific Region since October 2023. He previously served as our Senior Vice President and President, Asia Pacific Region since October 2020. Prior to that, he served as General Manager of the KONI and Axtone businesses within Motion Technologies from January 2017. Mr. Barbon joined the Company in 2010, initially serving in the Brazil, Russia, India and China business of Motion Technologies, and then led its China business for five years. Prior to joining ITT, he spent 14 years with JLG Industries, where he had a number of roles of increasing responsibility across the United States, Europe, and Latin America.

Emmanuel Caprais has served as our Senior Vice President and Chief Financial Officer since October 2020. He previously served as Vice President of Finance and Group Chief Financial Officer, in charge of the Company's business unit finance teams, Financial Planning & Analysis and Investor Relations for the company. Mr. Caprais joined ITT in 2012, at which time he served as segment Chief Financial Officer of Motion Technologies and later Industrial Process. Prior to joining ITT, Mr. Caprais held leadership roles in finance at Marelli, and earlier held positions of increasing responsibility in finance at Valeo across North America and Europe.

Cheryl de Mesa Graziano has served as our Vice President and Chief Accounting Officer since November 2022. Prior to joining ITT, she served as Chief Accounting Officer of Party City Holdco Inc. (Party City) from December 2021 to October 2022. Ms. de Mesa Graziano also served as Vice President, Global Controller and Vice President, Financial Reporting and Accounting at Party City. She previously held various positions of increasing responsibility at Stanley Black & Decker, Inc. from May 2013 to October 2019, including Assistant Corporate Controller and Global Leader, Corporate Technical Accounting and Compliance. Before 2013, Ms. de Mesa Graziano held finance leadership roles at other companies including IBM and Financial Executives International.

Maurine C. Lembesis has served as our Senior Vice President and Chief Human Resources Officer since January 2019. Prior to that, Ms. Lembesis served as our Vice President and Corporate Human Resources Business Partner. Prior to joining ITT in 2013, she held roles of increasing responsibility in Human Resources at Avon Products Inc., including the role of Executive Director of Human Resources. In addition, Ms. Lembesis held various other human resources roles at Capital Group Companies, Pfizer Inc. and GE Capital.

Bartek Makowiecki has served as our Senior Vice President, Strategy and Business Development since September 2021. Prior to joining ITT, he served as Global Head of Strategy, M&A and Venturing of Ingredion Incorporated from October 2017 to September 2021. Immediately prior, he served as Director, Corporate Strategy & Head of M&A at Owens Corning from November 2015 to October 2017. Prior to that, Mr. Makowiecki held roles of increasing responsibility in global strategy and M&A at Parker-Hannifin Corporation from August 2003 to October 2015.

Lori B. Marino has served as our Senior Vice President and General Counsel since January 2023. She was appointed as Corporate Secretary and Chief Compliance Officer in October 2023. Ms. Marino previously served as Vice President, Deputy General Counsel and Secretary of ITT from May 2016 to April 2019 and as Vice President, Chief Corporate Counsel and Corporate Secretary from September 2013 to May 2016. Prior to rejoining ITT, Ms. Marino served as Executive Vice President, General Counsel, Secretary and Chief Human Resources Officer at New Senior Investment Group Inc. from April 2019 to September 2021.

Fernando Roland has served as our Senior Vice President and President of Industrial Process since August 2023. Prior to joining ITT, Mr. Roland served as Senior Vice President, Customer Engineered Solutions — Americas, and held other leadership roles at Continental AG from March 2013 to July 2023. Prior to that, Mr. Roland held various business leadership positions at companies such as DuPont de Nemours, Inc., Hyosung Corporation, and Performance Fibers from 1996 to 2013.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

| ITEM 5. | MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES |

COMMON STOCK AND DIVIDENDS

Our common stock is reported in the consolidated transaction reporting system of the New York Stock Exchange (NYSE), the principal market in which this security is traded (under the trading symbol "ITT"). There were approximately 5,706 holders of record of our common stock on February 9, 2024.

The amount and timing of dividends payable on our common stock are within the sole discretion of our Board of Directors and will be based on, and affected by, a number of factors, including our financial position and results of operations, available cash, expected capital spending plans, prevailing business conditions, and other factors the Board deems relevant. Therefore, we cannot provide any assurance as to what level of dividends, if any, will be paid in the future.

During the fiscal year ended December 31, 2023, the Company did not offer or sell any equity securities that were not registered under the Securities Act.

ISSUER PURCHASES OF EQUITY SECURITIES

On October 30, 2019, the Board of Directors approved an indefinite term $500 share repurchase program (the 2019 Plan) under which $78.8 remained available as of December 31, 2023. We continue to utilize the 2019 Plan in a manner that is consistent with our capital allocation strategy, which has centered on those investments necessary to grow our businesses organically and through acquisitions, while also providing cash returns to shareholders.

On October 4, 2023, the Board of Directors approved an indefinite term $1,000 open-market share repurchase program (the 2023 Plan). Repurchases under this authorization will begin upon the completion of the 2019 Plan.

We have made no open-market share repurchases of our common stock during the quarter ended December 31, 2023.

COMPANY STOCK PERFORMANCE

The following graph shows a comparison of the cumulative total shareholder return for ITT, the S&P 400 Mid Cap Index, and the S&P 400 Capital Goods Index over the five years ended December 31, 2023. It shows the share price appreciation of a $100 investment made on December 31, 2018, assuming any dividends paid are reinvested.

COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN



	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
ITT Inc.	$ 100.00	$ 154.58	$ 162.96	$ 218.32	$ 175.74	$ 261.68
S&P 400 Mid-Cap	$ 100.00	$ 126.17	$ 143.39	$ 178.85	$ 155.42	$ 180.90
S&P 400 Capital Goods	$ 100.00	$ 132.75	$ 159.09	$ 203.10	$ 182.76	$ 251.41

This graph is not, and is not intended to be, indicative of future performance of our common stock. This graph shall not be deemed "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and should not be deemed to be incorporated by reference into any of our prior or subsequent filings under the Securities Act.

ITEM 6. [RESERVED]

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and the notes related thereto. As we noted earlier in the Forward-Looking and Cautionary Statements of this Annual Report on Form 10-K, this Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Part II, Item 7A, Quantitative and Qualitative Disclosures about Market Risk (along with other sections of this Annual Report), may contain forward-looking statements. The risks discussed in Part I, Item 1A, Risk Factors, and other risks identified in this Annual Report on Form 10-K could cause our actual results to differ materially from those expressed by such forward-looking statements.

All comparisons included within this Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, refer to results for the year ended December 31, 2023 compared to the year ended December 31, 2022, unless stated otherwise. Additionally, all financial results and share repurchases other than per share amounts are reported in millions, unless stated otherwise. Per share amounts are reported in ones. Please refer to our Annual Report on Form 10-K (2022 Annual Report) for a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2021.

OVERVIEW

ITT Inc., through its worldwide subsidiaries, is a diversified manufacturer of highly engineered critical components and customized technology solutions for the transportation, industrial and energy markets. Our product and service offerings are organized into three segments: Motion Technologies (MT), Industrial Process (IP), and Connect & Control Technologies (CCT). Refer to Part I, Item 1, Description of Business, for a further overview of our company, segments, products and service offerings, and other information about the business.

EXECUTIVE SUMMARY

During 2023, despite evolving macroeconomic conditions, we delivered strong financial results, which included revenue and operating income growth, operating margin expansion, EPS growth and effective deployment of capital. The following table provides a summary of key performance indicators for 2023 in comparison to 2022.

Revenue	Operating Income	Operating Margin	EPS
$3,283	$528	16.1%	$4.97
10% Increase	13% Increase	40bp Increase	13% Increase
Organic Revenue	Adjusted Operating Income	Adjusted Operating Margin	Adjusted EPS
$3,229	$555	16.9%	$5.21
8% Increase	17% Increase	100bp Increase	17% Increase

See the section titled "Key Performance Indicators and Non-GAAP Measures" for a definition and reconciliation of organic revenue, adjusted operating income, adjusted operating margin, and adjusted EPS.

Our 2023 results include:

- Revenue of $3,283.0 increased $295.3 due to higher sales volume and pricing actions, particularly within IP's aftermarket business, MT's Friction OE business, and CCT's components business. In addition, our 2023 results benefited by $30.5 from our recent acquisitions of Habonim and Micro-Mode Products, Inc. ("Micro-Mode"), and by $23.1 from favorable foreign currency translation.

- Operating income of $528.2 increased $60.2, primarily due to higher revenue, productivity savings, a gain of $7.2 on the sale of a product line within our CCT segment, lower charges related to the suspension of business in Russia, and the accretive impact of our recent acquisitions of Habonim and Micro-Mode. The increase in operating income was partially offset by higher labor, raw material and overhead costs, unfavorable foreign currency impacts and product mix, a loss of $15.3 on the sale of our Matrix Composites, Inc. ("Matrix") business, and a prior year gain of $15.5 on the sale of facilities within our IP segment.

- Income from continuing operations was $4.97 per diluted share, an increase of $0.57 as compared to the prior year. The increase was primarily due to higher operating income, as discussed above, and lower share count resulting from open-market share repurchases executed during the year.

Throughout 2023, we remained committed to creating value through effective capital deployment, which included the following:

- In May, we acquired Micro-Mode, a leading provider of highly engineered connectors for harsh environment defense and space applications.

- We announced our intent to acquire Denmark-based Svanehøj Group A/S ("Svanehøj"), a leading provider of customized critical liquid and cryogenic pumps for liquefied gas applications for the marine sector, which will expand our international footprint and we expect will position us to benefit from the energy transition. The acquisition closed on January 19, 2024.

- We increased our capital expenditures by 4% over the prior year to fund investments in innovation, capacity and green energy, including solar installations.

- We repurchased 0.7 shares of common stock on the open market for $61, and announced a new $1 billion share repurchase program.

- We paid $96 in dividends to our shareholders. Our dividends declared in 2023 of $1.16 per share represented a 10% increase over the dividends per share declared of $1.056 in 2022.

Global Macroeconomic Conditions

During 2023, the global economy experienced a mix of challenges that impacted the Company's performance. These challenges included geopolitical uncertainty, trade disputes, supply chain disruptions, production challenges, labor shortages, raw material constraints, and inflation. These items are described further below.

Israel-Palestine Conflict

In October 2023, tensions between Israel and Palestine escalated, resulting in war, regional instability, and market volatility. This situation has further increased geopolitical tensions, has attracted international attention, and has raised humanitarian and economic concerns. Our operations in Israel are limited to Habonim, which we acquired in April 2022. Habonim is part of our IP segment and had sales of $57.4 and $45.0, respectively, during 2023 and 2022. Further escalation of this conflict could result in supply chain disruptions, inflation, workforce disruptions, demand fluctuations, or the inability to fulfill customer requests in the region. We are currently unable to reasonably estimate any future impacts on our business and financial results.

Russia-Ukraine War

In February 2022, the United States and other leading nations announced targeted economic sanctions on Russia and certain Russian citizens in response to Russia's war with Ukraine, which has increased regional instability and global economic and political uncertainty.

During the years ended December 31, 2023 and 2022, we recorded total pre-tax charges of $2.5 and $7.9, primarily related to suspending our business in Russia. Any future impacts on our business and financial results are not expected to be material.

Inflationary Pressures

Since 2020, the cost of energy and raw materials we use in our production processes, including commodities such as steel, oil, copper, and tin, have significantly increased. The rising prices are primarily due to reduced supply caused by supply chain disruptions primarily stemming from the COVID-19 pandemic and the ongoing Russia-Ukraine war.

Beginning in 2022, central banks around the world have been raising interest rates to counter inflation. Rising interest rates increased our cost of debt and contributed to instability in the global banking system during 2023, which has impacted consumer behavior, including demand for our products.

The manufacturing industry continues to experience a skilled labor shortage, which has created difficulties in attracting and retaining factory employees and has resulted in higher labor costs.

Global macroeconomic conditions have led and may continue to lead to decreased demand for our products, increased costs, and reduced operating margins. We have been able to offset most of these negative impacts through pricing actions and productivity savings, which we continue to pursue. Future impacts on our business and financial results as a result of these conditions are not estimable at this time, and depend, in part, on the extent to which these conditions improve or worsen, which remains uncertain. For additional discussion of the risks related to global macroeconomic conditions, see Part I, Item 1A, Risk Factors, herein.

DISCUSSION OF FINANCIAL RESULTS
2023 VERSUS 2022

For the Year Ended December 31	2023	2022	Change
Revenue	$ 3,283.0	$2,987.7	9.9 %
Gross profit	1,107.3	922.3	20.1 %
Operating expenses	579.1	454.3	27.5 %
Operating income	528.2	468.0	12.9 %
Interest and other non-operating expense, net	8.7	6.2	40.3 %
Income tax expense	104.8	91.1	15.0 %
Income from continuing operations attributable to ITT Inc.	411.4	368.3	11.7 %
Net income attributable to ITT Inc.	$ 410.5	$ 367.0	11.9 %
Gross margin	33.7 %	30.9 %	280 bp
Operating expense to revenue ratio	17.6 %	15.2 %	240 bp
Operating margin	16.1 %	15.7 %	40 bp
Effective tax rate	20.2 %	19.7 %	50 bp

All comparisons included within the Discussion of Financial Results for 2023 versus 2022 refer to results for the year ended December 31, 2023 compared to the year ended December 31, 2022, unless stated otherwise.

REVENUE

The following table summarizes the revenue derived from each of our segments.

For the Year Ended December 31	2023	2022	Change	Organic growth[a]
Motion Technologies	$ 1,457.8	$ 1,374.0	6.1 %	4.9 %
Industrial Process	1,129.6	971.0	16.3 %	14.3 %
Connect & Control Technologies	699.4	645.6	8.3 %	5.7 %
Eliminations	(3.8)	(2.9)		
Total Revenue	$ 3,283.0	$ 2,987.7	9.9 %	8.1 %

(a) See the section titled "Key Performance Indicators and Non-GAAP Measures" for a definition and reconciliation of organic revenue.

Motion Technologies

MT revenue for the year ended December 31, 2023 increased $83.8 primarily driven by higher sales volume and pricing actions. Our Friction business grew 6% due to strong OEM demand. Additionally, our KONI and Axtone businesses grew 6% and 10%, respectively. These increases were partially offset by a decline in our Wolverine business of 7%, which was primarily attributable to a decline in sales of sealing materials. The current year period also benefited from favorable foreign currency translation of $17.0. Excluding the impact from foreign currency translation, organic revenue increased $66.8.

In March 2023, our Friction business signed a new 10-year agreement, effective January 1, 2024, for the supply of ITT aftermarket brake pads to Continental AG. The previous 10-year agreement with Continental AG expired on December 31, 2023. The new agreement is expected to generate over $1 billion in revenue over its term.

Industrial Process

IP revenue for the year ended December 31, 2023 increased $158.6 primarily driven by higher sales volume and pricing actions. Our aftermarket business grew 16% primarily within the energy, chemical, and mining markets, and our pump project revenue grew 31%, primarily within the chemical and energy markets. The current year period also benefited by $15.0 from our acquisition of Habonim, which closed in the second quarter of 2022, and $4.7 from favorable foreign currency translation. Excluding the impacts from acquisition and foreign currency translation, organic revenue increased $138.9.

The level of order and shipment activity at IP can vary significantly from period to period due to pump projects which are highly engineered, customized to customer needs, and have longer lead times. Total IP orders during 2023 were $1,227.0, an increase of 11.4% compared to the prior year, including $285.9 of orders in the fourth quarter, which represents 5.5% growth from the fourth quarter of last year. IP's backlog as of December 31, 2023 was $676.8, reflecting an increase of $96.8, or 16.7%, compared to December 31, 2022. Our backlog represents firm orders that have been received, acknowledged, and entered into our production systems.

Connect & Control Technologies

CCT revenue for the year ended December 31, 2023 increased $53.8 primarily driven by pricing actions and higher sales volume. Specifically, component sales grew 21%, primarily within the aerospace and defense markets, while connector sales grew 1%. The current year period also benefited $15.5 from our second quarter acquisition of Micro-Mode and $1.4 from favorable foreign currency translation. Excluding the impacts from acquisition and favorable foreign currency translation, organic revenue increased $36.9.

GROSS PROFIT

Gross profit for 2023 was $1,107.3, reflecting a gross margin of 33.7%. Gross profit for 2022 was $922.3, reflecting a gross margin of 30.9%. The increases in gross profit and gross margin were primarily driven by an increase in revenue, described above in the section titled "Revenue", partially offset by increases in raw material, labor, and overhead costs, which were driven by inflationary pressures during the year, as discussed above in the section titled "Global Macroeconomic Conditions".

OPERATING EXPENSES

The following table provides a disaggregation of our operating expenses by expense type, as well as by segment.

For the Year Ended December 31	2023	2022	Change
General and administrative expenses[a]	$ 302.6	$ 217.2	39.3 %
Sales and marketing expenses	174.0	156.9	10.9 %
Research and development expenses	102.6	96.5	6.3 %
Gain on sale of long-lived assets	(0.1)	(16.3)	(99.4)%
Total operating expenses	$ 579.1	$ 454.3	27.5 %
By Segment:			
Motion Technologies	$ 173.7	$ 140.9	23.3 %
Industrial Process	207.6	150.0	38.4 %
Connect & Control Technologies	144.1	119.6	20.5 %
Corporate & Other	53.7	43.8	22.6 %

(a) The prior year presentation has been updated to conform to the current year presentation.

General and administrative (G&A) expenses increased $85.4 for the year ended December 31, 2023. The increase was primarily due to higher incentive-based compensation and payroll costs, including as a result of higher headcount stemming from our acquisitions of Habonim in the second quarter of 2022 and Micro-Mode in the second quarter of 2023, a loss of $15.3 on the sale of our Matrix business, higher restructuring charges, and unfavorable foreign currency impacts. The increase was partially offset by a gain of $7.2 resulting from the sale of a product line within our CCT segment, income of $3.7 from a recovery of costs associated with the 2020 lease termination of a legacy site, higher corporate-owned life insurance investment gains, and lower asset impairment charges.

Sales and marketing expenses increased $17.1 for the year ended December 31, 2023, primarily driven by higher personnel and other sales-related costs to support higher sales activity. The increase in personnel costs was partially attributable to higher headcount stemming from, and timing of, our recent Habonim and Micro-Mode acquisitions.

Research and development (R&D) expenses increased $6.1 for the year ended December 31, 2023, primarily driven by higher personnel costs to support investments in innovation and new product development.

Gain on sale of long-lived assets decreased by $16.2 for the year ended December 31, 2023. The prior year period included a one-time gain of $15.5 related to the sale of facilities that were previously held within our IP segment.

OPERATING INCOME

The following table summarizes our operating income and operating margin by segment.

For the Year Ended December 31	2023	2022	Change
Motion Technologies	$ 230.8	$ 208.5	10.7 %
Industrial Process	243.6	187.6	29.9 %
Connect & Control Technologies	107.5	115.8	(7.2) %
Corporate & Other	(53.7)	(43.9)	22.3 %
Total operating income	$ 528.2	$ 468.0	12.9 %
Operating Margin:			
Motion Technologies	15.8 %	15.2 %	60 bp
Industrial Process	21.6 %	19.3 %	230 bp
Connect & Control Technologies	15.4 %	17.9 %	(250)bp
Consolidated ITT	16.1 %	15.7 %	40 bp

MT operating income for the year ended December 31, 2023 increased $22.3 primarily due to higher revenue, as discussed above, productivity savings, and lower charges related to the suspension of business in Russia. The increase was partially offset by higher raw material, labor and overhead costs, as well as unfavorable foreign currency impacts and product mix.

IP operating income for the year ended December 31, 2023 increased $56.0, driven by higher revenue, as discussed above, productivity savings, lower charges related to the suspension of business in Russia, and the accretive impact of the acquisition of Habonim, which occurred in the second quarter of 2022. The increase was partially offset by higher labor and overhead costs, and unfavorable foreign currency impacts. The prior year period also benefited from a non-recurring gain of $15.5 related to the sale of facilities.

CCT operating income for the year ended December 31, 2023 decreased $8.3, driven by a $15.3 loss on the sale of our Matrix business, and higher raw material, labor and overhead costs. The decrease was partially offset by higher revenue, as discussed above, productivity savings, a gain of $7.2 related to the sale of a product line, and the accretive impact of the second quarter acquisition of Micro-Mode.

Within Corporate & Other, corporate costs, net, increased $9.8 for the year ended December 31, 2023, primarily driven by higher personnel-related costs, including incentive-based compensation. The increase was partially offset by income of $3.7 from a recovery of costs associated with the 2020 lease termination of a legacy site as well as by higher corporate-owned life insurance investment gains. The prior year period also included a $1.7 asset impairment charge related to the relocation of the Company's corporate headquarters.

INTEREST AND OTHER NON-OPERATING EXPENSE (INCOME), NET

The following table summarizes our interest and other non-operating expense (income), net.

For the Year Ended December 31	2023	2022	Change
Interest expense	$ 19.2	$ 10.9	76.1 %
Interest income	(8.8)	(4.5)	95.6 %
Non-operating postretirement (benefit) costs, net	(0.4)	1.1	136.4 %
Other non-operating income, net	(1.3)	(1.3)	— %
Total interest and other non-operating expense, net	$ 8.7	$ 6.2	40.3 %

The increase in interest and other non-operating expense, net for the year ended December 31, 2023 was primarily due to higher interest expense associated with a higher average interest rate on our commercial paper borrowings, and $1.4 of interest expense related to a tax audit settlement in Italy, as discussed below in the section titled "Income Tax Expense". This increase was partially offset by an increase in interest income, which was primarily due to higher weighted average interest rates during the year, and an increase in postretirement benefits due to a prior year plan amendment.

INCOME TAX EXPENSE

The following table summarizes our income tax expense and effective tax rate.

For the Year Ended December 31	2023	2022	Change	
Income tax expense	$104.8	$ 91.1	15.0	%
Effective tax rate	20.2 %	19.7 %	50	bps

The higher effective tax rate in 2023 compared to 2022 resulted from the Company recording tax expense in 2023 of $14.2 relating to a tax audit in Italy covering tax years 2016-2022. The 2023 expense includes $6.8 of U.S. tax on foreign earnings. These tax expenses were offset by $16.1 from valuation allowance reversals on deferred tax assets in Germany. ITT also recognized tax benefits of $4.9 from the filing of an amended 2017 consolidated federal tax return.

We are closely monitoring the potential passage of new U.S. and foreign tax legislation, which could result in substantial changes to the current U.S. or foreign tax systems, including changes to the statutory corporate tax rate. In October 2021, the Organization for Economic Cooperation and Development (OECD) and G20 Finance Ministers reached an agreement, known as Base Erosion and Profit Shifting (BEPS) Pillar Two, which is a multi-jurisdictional plan of action to address base erosion and profit shifting. On December 20, 2021, the OECD released the Model GloBE Rules for Pillar Two defining a 15% global minimum tax rate for large multinational corporations. The OECD continues to release additional guidance and countries are implementing legislation with widespread adoption of the Model GloBE Rules for Pillar Two expected by calendar year 2024. We are continuing to evaluate the Model GloBE Rules for Pillar Two and related legislation, and their potential impact on future periods. Enactment of this regulation in its current form could increase the amount of global corporate income tax paid by the Company. These increases could have a material adverse effect on our effective tax rate. As the effects of a change in U.S. or foreign tax law must be recognized in the period in which the new legislation is enacted, should new legislation be signed into law, our financial results could be materially impacted.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (the Inflation Reduction Act) into law. The Inflation Reduction Act includes a new corporate alternative minimum tax (the Corporate AMT) of 15% on the adjusted financial statement income (AFSI) of corporations with an average AFSI exceeding $1.0 billion over a three-year period. The Corporate AMT was effective for the Company beginning in 2023. Given the AFSI threshold, the Corporate AMT was not applicable to the Company in 2023, but the Corporate AMT may have potential impacts on our future U.S. tax expense, cash taxes and effective tax rate. Additionally, the Inflation Reduction Act imposes a 1% excise tax on the fair market value of net stock repurchases made after December 31, 2022. The impact of this provision was not material in 2023 and future impacts will be dependent on the extent of share repurchases made in future periods.

We operate in various tax jurisdictions and are subject to examination by tax authorities in these jurisdictions. We are currently under examination in several jurisdictions including Czechia, Germany, Hong Kong, India, Italy, Japan, the U.S. and Venezuela. The calculation of our tax liability for unrecognized tax benefits includes dealing with uncertainties in the application of complex tax laws and regulations in various tax jurisdictions. Due to the complexity of some uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit. Over the next 12 months, the net amount of the tax liability for unrecognized tax benefits in foreign and domestic jurisdictions is not expected to change by a significant amount.

See Note 6, Income Taxes, to the Consolidated Financial Statements for further information on tax-related matters.

LIQUIDITY AND CAPITAL RESOURCES

Funding and Liquidity Strategy

We monitor our funding needs and execute strategies to meet overall liquidity requirements, including the management of our capital structure, on both a short- and long-term basis. Significant factors that affect our overall management of liquidity include our cash flow from operations, credit ratings, the availability of commercial paper, access to bank lines of credit, term loans, and the ability to attract long-term capital on satisfactory terms. We assess these factors along with current market conditions on a continuous basis, and as a result, may alter the mix of our short- and long-term financing when it is advantageous to do so. We expect to have enough liquidity to fund operations for at least the next 12 months and beyond.

We manage our worldwide cash requirements considering available funds among the many subsidiaries through which we conduct business and the cost effectiveness with which those funds can be accessed. We support our growth and expansion in markets outside of the U.S. through the enhancement of existing products and development of new products, increased capital spending, and potential foreign acquisitions. We look for opportunities to access cash balances in excess of local operating requirements to meet our global liquidity needs in a cost-efficient manner. We transfer cash between certain international subsidiaries and the U.S. when it is cost effective to do so. Net cash distributions from foreign countries to the U.S. during the years ended December 31, 2023 and 2022 were $357.5 and $74.0, respectively. The timing and amount of any additional future distributions remains under evaluation based on our jurisdictional cash needs.

Capital Resources

As of December 31, 2023, we have access to short- and long-term funding sources. These include access to the capital markets through a commercial paper program, as well as $700 of available borrowing capacity under our 2021 Revolving Credit Agreement, which may potentially be expanded to $1,050 under the agreement. In addition, we have market access to secure longer-term funding, if needed. Our commercial paper program is supported by our 2021 Revolving Credit Agreement and our policy is to maintain unused committed bank lines of credit in an amount greater than outstanding commercial paper balances. These sources of capital are described further below.

Commercial Paper

When available and economically feasible, we have accessed the commercial paper market through programs in place in the U.S. and Europe to supplement cash flows generated internally and to provide additional short-term funding.

The following table presents our outstanding commercial paper borrowings. See Note 15, Debt, for further information.

As of December 31	**2023**	2022
Commercial Paper Outstanding - U.S. Program	**$ 184.9**	$ 299.2
Commercial Paper Outstanding - Euro Program	**—**	149.1
Total Commercial Paper Outstanding	**$ 184.9**	448.3

The decrease in commercial paper outstanding from December 31, 2022 to December 31, 2023 was primarily related to higher share repurchase and acquisition activity in the prior year that was financed using commercial paper, and timing of repayments. See Note 18, Capital Stock, and Note 22, Acquisitions, Investments, and Divestitures, for further information.

All outstanding commercial paper for both periods had maturity terms of less than three months from the date of issuance. Our average daily outstanding commercial paper balance for the years ended 2023 and 2022 was $366.9 and $459.6, respectively, and the maximum outstanding commercial paper during each of those respective years was $669.9 and $561.7.

Revolving Credit Agreement

On August 5, 2021, we entered into a revolving credit facility agreement with a syndicate of third party lenders including Bank of America, N.A., as administrative agent (as amended, the 2021 Revolving Credit Agreement). The 2021 Revolving Credit Agreement matures in August 2026 and provides for an aggregate principal amount of up to $700 of (i) revolving extensions of credit (the revolving loans) outstanding at any time, and (ii) letters of credit for a face amount up to $100 at any time outstanding. Subject to certain conditions, we are permitted to terminate permanently the total commitments and reduce commitments by a minimum aggregate amount of $10 or any whole multiple of $1 in excess thereof. Borrowings under the credit facility are available in U.S. dollars, Euros, British pound sterling or any other currency that may be requested by us, subject to the approval of the administrative agent and each lender. We are permitted to request that lenders increase the commitments under the facility by up to $350 for a maximum aggregate principal amount of $1,050; however, this is subject to certain conditions and therefore may not be available to us. As of December 31, 2023 and 2022, we had no outstanding borrowings under the 2021 Revolving Credit Agreement. See Note 15, Debt, to the Consolidated Financial Statements for further information.

Long-term Debt

Long-term debt is generally defined as any debt with an original maturity greater than 12 months. Our long-term debt is primarily related to outstanding Italian government loans maturing in June 2027. Our long-term debt carries a weighted average fixed interest rate of 0.86% and requires annual principal and interest payments of approximately $2.0, on average, through maturity. The table below provides our long-term debt outstanding as of December 31, 2023 and 2022.

As of December 31	2023		2022	
Current portion of long-term debt	$	2.3	$	2.2
Non-current portion of long-term debt		5.7		7.7
Total long-term debt	$	8.0	$	9.9

See Note 15, Debt, for further information.

Term Loan

On January 12, 2024, ITT Italia S.r.l. ("ITT Italia"), an indirect wholly owned subsidiary of ITT, entered into a facility agreement (the "ITT Italia Credit Agreement"), among the Company, as a guarantor, ITT Italia, as borrower, and BNP Paribas, Italian Branch, as bookrunner, sole underwriter and global coordinator, mandated lead arranger and agent.

The ITT Italia Credit Agreement has an initial maturity of three years and provides for term loan borrowings in an aggregate principal amount of €300 million, €275 million of which have been used to finance the Company's acquisition of Svanehøj Group A/S, which closed on January 19, 2024.

See Note 15, Debt, for further information.

Credit ratings

The Company's ability to access the global capital markets and the related cost of financing is dependent upon, among other factors, the Company's credit ratings. Our credit ratings as of December 31, 2023 were as follows:

Rating Agency	Short-Term Ratings	Long-Term Ratings
Standard & Poor's	A-2	BBB
Moody's Investors Service	P-2	Baa2
Fitch Ratings	F1	BBB+

In December 2023, Fitch Ratings upgraded ITT's short-term ratings, which include its Short-term Issuer Default rating and Commercial Paper rating, from F2 to F1. The upgraded ratings reflect ITT's conservative capital structure, product and geographic diversification, installed base, sizeable aftermarket revenue, solid EBITDA margins, and good financial flexibility. There were no other changes to our credit ratings during 2023. Please refer to the rating agency websites and press releases for more information.

Sources and Uses of Liquidity

In addition to the capital resources discussed above, our principal source of liquidity is our cash flow generated from operating activities, which provides us with the ability to meet the majority of our short-term funding requirements. The following table summarizes net cash derived from operating, investing, and financing activities for the years ended December 31, 2023 and 2022.

For the Year Ended December 31	2023	2022
Operating activities	$ 538.0	$ 277.7
Investing activities	(181.0)	(255.1)
Financing activities	(432.3)	(83.3)
Foreign exchange	3.6	(25.8)
Total net cash used in continuing operations	$ (71.7)	$ (86.5)
Net cash from discontinued operations	(0.3)	0.1
Net change in cash and cash equivalents	$ (72.0)	$ (86.4)

Operating Activities

The increase in net cash from operating activities of $260.3 was primarily driven by favorable net working capital impacts primarily due to improved inventory management and timing of accounts receivable collections, higher operating income, and lower incentive-based compensation payments related to the prior year.

Investing Activities

The increase in net cash from investing activities of $74.1 was primarily driven by our acquisition and equity-method investment activity. In 2023, we acquired Micro-Mode for a purchase price of $79.3. In 2022, we acquired Habonim for a purchase price of $139.9 and we purchased a minority investment in CRP Technology Srl and CRP USA LLC for $23.0. In addition, during 2023, we received proceeds of $10.5 from the sale of a product line within our CCT segment and $1.0 from the sale of our Matrix business, while in 2022 we received proceeds of $20.9 from the sale of facilities within our IP segment. Refer to Note 22, Acquisitions, Investments, and Divestitures, and Note 11, Plant, Property and Equipment, Net, for further information.

Financing Activities

The decrease in net cash from financing activities of $349.0 was primarily driven by a higher cash outflows of $525.7 associated with commercial paper borrowings due to timing of repayments. This was partially offset by lower cash outflows of $185.3 related to repurchases of ITT common stock.

Dividends

The amount and timing of dividends payable on our common stock are within the sole discretion of our Board of Directors and will be based on, and affected by, a number of factors, including our financial position and results of operations, available cash, expected capital spending plans, prevailing business conditions, and other factors the Board of Directors deems relevant. Therefore, we cannot provide any assurance as to what level of dividends, if any, will be paid in the future. Aggregate dividends declared in 2023 were $95.9, compared to $87.7 in 2022, reflecting annual per share amounts of $1.160 and $1.06, respectively. In the first quarter of 2024, we declared a quarterly dividend of $0.319 per share for shareholders of record on March 8, 2024, which will be paid on April 1, 2024.

Open-market Share Repurchases

On October 30, 2019, the Board of Directors approved our current program, an indefinite term $500 open-market share repurchase program (the 2019 Plan). All repurchased shares are retired immediately following the repurchases. During the years ended December 31, 2023 and 2022, we spent $60.0 and $245.3, respectively, on open-market share repurchases under the 2019 Plan. As of December 31, 2023, there was $78.8 of remaining authorization left under the 2019 Plan.

On October 4, 2023, the Board of Directors approved an indefinite term $1,000 open-market share repurchase program (the 2023 Plan). Repurchases under this authorization will begin upon the completion of the 2019 Plan.

See Note 18, Capital Stock for more information.

Funding of Postretirement Plans

The following table provides a summary of the funded status of our postretirement benefit plans.

| | 2023 | | | | 2022 | | | |
As of December 31	U.S. Pension	Non-U.S. Pension	Other Benefits	Total	U.S. Pension	Non-U.S. Pension	Other Benefits	Total
Fair value of plan assets	$ —	$ 0.4	$ —	$ 0.4	$ —	$ 0.4	$ —	$ 0.4
Projected benefit obligation	11.2	73.2	66.2	150.6	11.2	67.9	70.7	149.8
Funded status	$ (11.2)	$ (72.8)	$ (66.2)	$ (150.2)	$ (11.2)	$ (67.5)	$ (70.7)	$ (149.4)

Our non-U.S. pension plans, which are typically not funded due to local regulations, had an increase in projected benefit obligation of $5.3 during 2023, primarily due to a lower discount rate. Our other employee-related benefit plans are generally unfunded plans as well. The projected benefit obligation of these plans declined by $4.5 during 2023 primarily due to a decrease in the discount rate.

Contributions to our U.S. and non-U.S. pension and other postretirement plans were $9.5 and $11.0 during 2023 and 2022, respectively, which were used to fund participant benefits. We currently estimate 2024 contributions to our pension and other postretirement benefits plans of approximately $12.

See Note 16, Postretirement Benefit Plans, for additional financial information related to our postretirement obligations.

Contractual Obligations

The following table summarizes ITT's commitment to make future payments under long-term contractual obligations as of December 31, 2023.

| | Payments Due By Period | | | | |
	Total	2024	2025 to 2026	2027 to 2028	Beyond 2029
Long-term debt	$ 8.0	$ 2.3	$ 4.7	$ 1.0	$ —
Operating leases	104.9	23.1	37.1	21.7	23.0
Purchase obligations[a]	133.2	120.0	10.5	—	2.7
Postretirement benefit payments[b]	150.2	11.7	20.9	20.0	97.6
Other long-term obligations[c]	68.5	8.6	18.1	6.3	35.5
Total	$ 464.8	$ 165.7	$ 91.3	$ 49.0	$ 158.8

In addition to the amounts presented in the table above, we have recorded liabilities for uncertain tax positions of $5.7 in our Consolidated Balance Sheet as of December 31, 2023. This amount has been excluded from the contractual obligations table due to an inability to reasonably estimate the timing of payments in individual years.

(a) Represents unconditional purchase agreements that are enforceable and legally binding and that specify all significant terms to purchase goods or services, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase agreements that are cancellable without penalty have been excluded.

(b) Represents the projected timing of payments for benefits earned to date and the expectation that certain future service will be earned by current active employees for our pension and other employee-related benefit plans. See Note 16, Postretirement Benefit Plans, for additional financial information related to our postretirement obligations.

(c) Other long-term obligations include amounts recorded in our Consolidated Balance Sheet as of December 31, 2023, including estimated environmental payments and employee compensation agreements. We estimate based on historical experience that we will spend, on average, approximately $6 per year on environmental investigation and remediation. A portion of our environmental investigation and remediation costs are legally mandated through various orders and agreements with state and federal oversight agencies. As of December 31, 2023, our recorded environmental liability was $56.0. See Note 19, Commitments and Contingencies, to the Consolidated Financial Statements for further information.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements represent transactions, agreements or other contractual arrangements with unconsolidated entities, where an obligation or contingent interest exists. Our off-balance sheet arrangements as of December 31, 2023 consist of indemnities related to acquisition and disposition agreements and certain third-party guarantees.

Indemnities

Since our founding in 1920 (pre-spin-offs), we have acquired and disposed of numerous businesses. The related acquisition and disposition agreements allocate certain assets and liabilities among the parties and contain various representation and warranty clauses and may provide indemnities for a misrepresentation or breach of the representations and warranties by either party or for assumed or excluded liabilities. These provisions address a variety of subjects. The term and monetary amounts of each such provision are defined in the specific agreements and may be affected by various conditions and external factors. Many of the provisions have expired either by operation of law or as a result of the terms of the agreement. We do not have a liability recorded for these expired provisions and are not aware of any claims or other information that would give rise to material payments under such provisions.

Guarantees

We had $159.4 of guarantees, letters of credit and similar arrangements outstanding as of December 31, 2023, primarily pertaining to commercial or performance guarantees and insurance matters. We have not recorded any material loss contingencies under these guarantees, letters of credit and similar arrangements as of December 31, 2023 as the likelihood of nonperformance by the underlying obligors is considered remote. From time to time, we may provide certain third-party guarantees that may be affected by various conditions and external factors, some of which could require that payments be made under such guarantees. We do not consider the maximum exposure or current recorded liabilities under our third-party guarantees to be material either individually or in the aggregate. We do not believe such payments would have a material adverse impact on our financial statements.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

Management reviews a variety of key performance indicators including revenue, segment operating income and margins, and earnings per share, some of which are calculated other than in accordance with accounting principles generally accepted in the United State of America (GAAP). In addition, we consider certain measures to be useful to management and investors when evaluating our operating performance for the periods presented. These measures provide a tool for evaluating our ongoing operations and management of assets from period to period. This information can assist investors in assessing our financial performance and measures our ability to generate capital for deployment among competing strategic alternatives and initiatives, including, but not limited to, acquisitions, dividends, and share repurchases. Some of these metrics, however, are not measures of financial performance under GAAP and should not be considered a substitute for measures determined in accordance with GAAP. We consider the non-GAAP measures disclosed in this Annual Report on Form 10-K to be key performance indicators. These measures, which may not be comparable to similarly titled measures reported by other companies, consist of the following:

- "Organic revenue" is defined as revenue, excluding the impacts of foreign currency fluctuations and acquisitions. The period-over-period change resulting from foreign currency fluctuations is estimated using a fixed exchange rate for both the current and prior periods. Management believes that reporting organic revenue provides useful information to investors by facilitating comparisons of our revenue performance with prior and future periods and to our peers.

A reconciliation of revenue to organic revenue for the year ended December 31, 2023 is provided below.

	Motion Technologies	Industrial Process	Connect & Control Technologies	Eliminations	Total ITT
2023 Revenue	$ 1,457.8	$ 1,129.6	$ 699.4	$ (3.8)	$ 3,283.0
Acquisitions	—	(15.0)	(15.5)	—	(30.5)
Foreign currency translation	(17.0)	(4.7)	(1.4)	—	(23.1)
2023 Organic revenue	1,440.8	1,109.9	682.5	(3.8)	3,229.4
2022 Revenue	1,374.0	971.0	645.6	(2.9)	2,987.7
Organic revenue growth	$ 66.8	$ 138.9	$ 36.9	$ (0.9)	$ 241.7
Percentage change	4.9 %	14.3 %	5.7 %		8.1 %

- "Adjusted operating income (loss)" is defined as operating income (loss), adjusted to exclude special items that include, but are not limited to, certain gain on sale of long-lived assets, restructuring, severance, certain asset impairment charges, certain acquisition- and divestiture-related impacts and unusual or infrequent operating items. Special items represent charges or credits that impact current results, which management views as unrelated to the Company's ongoing operations and performance. "Adjusted operating margin" is defined as adjusted operating income (loss) divided by revenue. We believe that these financial measures are useful to investors and other users of our financial statements in evaluating ongoing operating profitability, as well as in evaluating operating performance in relation to our competitors.

Reconciliations of operating income (loss) to adjusted operating income (loss) for the years ended December 31, 2023 and 2022 are provided below.

Year Ended December 31, 2023	Motion Technologies	Industrial Process	Connect & Control Technologies	Corporate	ITT Inc.
Operating income (loss)	$ 230.8	$ 243.6	$ 107.5	$ (53.7)	$ 528.2
Loss on sale of business[a]	—	—	15.3	—	15.3
Restructuring costs	4.0	4.6	1.3	—	9.9
Impacts related to Russia-Ukraine war	1.3	1.2	—	—	2.5
Acquisition- and divestiture-related costs	—	—	2.4	—	2.4
Other[b]	0.1	—	(0.1)	(3.7)	(3.7)
Adjusted operating income (loss)	$ 236.2	$ 249.4	$ 126.4	$ (57.4)	$ 554.6
Operating margin	15.8 %	21.6 %	15.4 %		16.1 %
Adjusted operating margin	16.2 %	22.1 %	18.1 %		16.9 %

Year Ended December 31, 2022	Motion Technologies	Industrial Process	Connect & Control Technologies	Corporate	ITT Inc.
Operating income (loss)	$ 208.5	$ 187.6	$ 115.8	$ (43.9)	$ 468.0
Gain on sale of long-lived assets[c]	—	(15.5)	—	—	(15.5)
Impacts related to the Russia-Ukraine war	3.1	4.8	—	—	7.9
Restructuring costs	2.7	1.3	—	(0.2)	3.8
Acquisition-related costs	—	3.2	—	0.5	3.7
Asset impairment charges	—	—	—	1.7	1.7
Other[d]	1.3	1.2	—	1.7	4.2
Adjusted operating income (loss)	$ 215.6	$ 182.6	$ 115.8	$ (40.2)	$ 473.8
Operating margin	15.2 %	19.3 %	17.9 %		15.7 %
Adjusted operating margin	15.7 %	18.8 %	17.9 %		15.9 %

(a) Relates to the sale of our Matrix business in December 2023. See Note 22, Acquisitions, Investments, and Divestitures, to the Consolidated Financial Statements for further information.

(b) Includes income from a recovery of costs associated with the 2020 lease termination of a legacy site.

(c) 2022 includes a gain of $14.7 related to the sale of a former operating facility that was previously held by a business within our IP segment. See Note 11, Plant, Property and Equipment, Net, to the Consolidated Financial Statements for further information.

(d) 2022 includes severance charges and accelerated amortization of an intangible asset.

- "Adjusted income from continuing operations" is defined as income from continuing operations attributable to ITT Inc. adjusted to exclude special items that include, but are not limited to, certain gain on sale of long-lived assets, restructuring, severance, certain asset impairment charges, certain acquisition- and divestiture-related impacts, income tax settlements or adjustments and unusual or infrequent items. Special items represent charges or credits, on an after-tax basis, that impact current results, which management views as unrelated to the Company's ongoing operations and performance. The after-tax basis of each special item is determined using the jurisdictional tax rate of where the expense or benefit occurred. "Adjusted income from continuing operations per diluted share" (adjusted EPS) is defined as adjusted income from continuing operations divided by diluted weighted average common shares outstanding. We believe that adjusted income from continuing operations and adjusted EPS are useful to investors and other users of our financial statements in evaluating ongoing operating profitability, as well as in evaluating operating performance in relation to our competitors.

Reconciliations of adjusted income from continuing operations attributable to ITT to income from continuing operations attributable to ITT and adjusted income from continuing operations attributable to ITT per diluted share to income from continuing operations attributable to ITT per diluted share (EPS) for the years ended December 31, 2023 and 2022 are provided below. Per share amounts are reported in ones and may not calculate due to rounding.

| | 2023 | | 2022 | |
	Income from Continuing Operations	EPS	Income from Continuing Operations	EPS
Reported	$ 411.4	$ 4.97	$ 368.3	$ 4.40
Loss on sale of business[a]	15.3	0.19	—	—
Restructuring costs	9.9	0.12	3.8	0.05
Impacts from Russia-Ukraine war	2.5	0.03	7.9	0.09
Acquisition- and divestiture-related costs	2.4	0.03	3.7	0.04
Gain on sale of long-lived assets[b]	—	—	(15.5)	(0.19)
Asset impairment charges	—	—	1.7	0.02
Other (benefits) costs[c]	(2.3)	(0.04)	4.2	0.06
Total tax (benefit) expense of adjustments[d]	(6.2)	(0.07)	(0.3)	—
Tax-related special items[e]	(2.0)	(0.02)	(2.3)	(0.03)
Adjusted	$ 431.0	$ 5.21	$ 371.5	$ 4.44

(a) Relates to the sale of our Matrix business in December 2023. See Note 22, Acquisitions, Investments, and Divestitures, to the Consolidated Financial Statements for further information.

(b) 2022 includes a gain of $14.7 on the sale of a former operating facility previously held by a business within our IP segment. See Note 11, Plant, Property and Equipment, Net, to the Consolidated Financial Statements for further information.

(c) 2023 primarily includes income of $3.7 from a recovery of costs associated with the 2020 lease termination of a legacy site, partially offset by interest expense of $1.4 related to a tax audit settlement in Italy. 2022 primarily includes severance costs.

(d) The tax impact of each adjustment is determined using the jurisdictional tax rate of where the expense or benefit occurred.

(e) 2023 tax-related special items include benefits from valuation allowance reversals of $(16.4), a settlement expense primarily related to a tax audit in Italy of $14.4, the tax impact on distributions of $7.5, a benefit related to the amendment of our federal tax return of $(4.9), and other of $(2.6). 2022 tax-related special items include a benefit related to a change in deferred tax asset valuation allowance of $(1.2), a benefit related to a change in uncertain tax positions of $(0.7), a tax benefit on future distribution of foreign earnings of $(0.3), and other of $(0.1). See Note 6, Income Taxes, to the Consolidated Financial Statements for further information.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements and related disclosures in accordance with GAAP requires us to make judgments, estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant accounting policies used in the preparation of the financial statements are discussed in Note 1, Description of Business, Basis of Presentation and Summary of Significant Accounting Policies, to the Consolidated Financial Statements. An accounting policy is deemed critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes to the estimate that are reasonably possible could materially affect the financial statements. Senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of ITT's Board of Directors.

The accounting estimates and assumptions discussed below are those that we consider most critical to fully understanding our financial statements and evaluating our results as they are inherently uncertain, involve the most subjective or complex judgments, include areas where different estimates reasonably could have been used, and the use of an alternative estimate that is reasonably possible could materially affect the financial statements. We base our estimates on historical experience and other data and assumptions believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management believes the accounting estimates employed and the resulting balances reported in the Consolidated Financial Statements are reasonable; however, actual results could differ materially from our estimates and assumptions.

Revenue Recognition

Revenue is derived from the sale of products and services to customers. We recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. For product sales, other than certain long-term construction and production type contracts where we have no alternative use for the product and have an enforceable right to payment, we recognize revenue at the time control of our promised goods or services passes to the customer, generally when products are shipped and the contractual terms have been fulfilled.

We recognize revenue for certain highly customized long-term design and build projects using the cost-to-cost method, based upon the percentage of costs incurred to total projected costs. Revenue and profit recognized under the cost-to-cost method are based on management's estimates of measures such as total contract revenues, contract costs and the extent of progress toward completion. Due to the long-term nature of the contracts, these estimates are subject to uncertainties and require significant judgment. Estimates of contract costs include labor hours and rates, and material costs. These estimates consider historical performance, the complexity of the work to be performed, the estimated time to complete the project, and other economic factors such as inflation and market rates. We update our estimates on a periodic basis and any revisions to such estimates are recorded in earnings in the period in which they are determined. Provisions for estimated losses, if any, on uncompleted long-term contracts, are made in the period in which such losses are determined.

For contracts recognized at a point in time, provisions for estimated losses, if any, on uncompleted arrangements are recognized in the period in which such losses are determined. These estimates are subject to uncertainties and require significant judgment. They may consider historical performance, the complexity of the work to be performed, the estimated time to complete the project, and other economic factors such as inflation.

Additionally, accruals for estimated expenses related to sales returns and warranties are made at the time products are sold. Reserves for sales returns, rebates and other allowances are established using historical information on the frequency of returns for a particular product and period over which products can be returned. For distributors and resellers, our typical return period is less than 180 days. Future market conditions and product transitions may require us to take actions to increase customer incentive offerings, possibly resulting in a reduction in revenue at the time the incentive is offered.

Warranty accruals are established using historical information on the nature, frequency, and average cost of warranty claims and estimates of future costs. Our standard product warranty terms generally include post-sales support and repairs or replacement of a product at no additional charge for a specified period of time. Although we engage in extensive product quality programs and processes, we base our estimated warranty obligation on product warranty terms offered to customers, ongoing product failure rates, materials usage, service delivery costs incurred in correcting a product failure, and specific product class failures outside of our baseline experience and associated overhead costs. If actual product failure rates, repair rates, or any other post-sales support costs differ from these estimates, revisions to the estimated warranty liability would be required.

For certain highly complex contracts, design, engineering, and other preproduction costs may be capitalized if the costs relate directly to a contract or anticipated contract that the entity can specifically identify, the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and the costs are expected to be recovered. In addition to direct labor and materials to fulfill a contract or anticipated contract, we exercise judgment in determining which costs are allocated, including allocations of contract management and depreciation of tooling used to fulfill the contract. Additionally, overall contract profitability is estimated in determining cost recoverability.

Income Taxes

Deferred income tax assets and liabilities are determined based on the estimated future tax effects of differences between the financial reporting and tax bases of assets and liabilities, applying currently enacted tax rates in effect for the year in which we expect the differences will reverse. We periodically assess the likelihood that we will be able to recover our deferred tax assets, and we reflect any changes to our estimate of the amount we are more likely than not to realize as a valuation allowance, with a corresponding adjustment to earnings or other comprehensive income (loss), as appropriate. The ultimate realization of deferred tax assets depends on the generation of future taxable income (including the reversals of deferred tax liabilities) during the periods in which those deferred tax assets will become deductible.

The Company assesses all available positive and negative evidence regarding the realizability of its deferred tax assets. Significant judgment is required in assessing the need for any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including the future reversal of existing taxable temporary differences, taxable income in carryback periods, prudent and feasible tax planning strategies, estimated future taxable income, and whether we have a recent history of losses. The valuation allowance can be affected by changes to tax regulations, interpretations and rulings, changes to enacted statutory tax rates, and changes to future taxable income estimates.

Our effective tax rate reflects the impact of certain undistributed foreign earnings for which we have not provided U.S. taxes because these earnings are considered indefinitely reinvested outside of the U.S. We plan foreign earnings remittance amounts based on projected cash flow needs, as well as the working capital and long-term investment requirements of our foreign subsidiaries and our domestic operations. Based on these assumptions, we estimate the amount we will distribute to the U.S. and accrue U.S. and foreign taxes on these planned foreign remittance amounts. Material changes in our estimates of cash, working capital and long-term investment requirements in the various jurisdictions in which we do business could impact our effective tax rate. Our provision for income taxes could be adversely impacted by changes in our geographic mix of earnings or changes in the enacted tax rates in the jurisdictions in which we conduct our business.

The calculation of our deferred and other tax balances involves significant management judgment when dealing with uncertainties in the application of complex tax regulations and rulings in a multitude of taxing jurisdictions across our global operations. The Company is routinely audited by U.S. federal, state and foreign tax authorities, the results of which could cause proposed assessments against the Company. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues based on our estimate of whether, and to the extent to which, additional taxes will be due. Furthermore, we recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position in consideration of applicable tax statutes and related interpretations and precedents and the expected outcome of the proceedings (or negotiations) with the taxing authorities. Tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized on ultimate settlement.

We adjust our liability for uncertain tax positions in light of changing facts and circumstances; however, the ultimate resolution of a tax examination may differ from the amounts recorded in the financial statements for a number of reasons, including the Company's decision to settle rather than litigate a matter, relevant legal precedent related to similar matters, and the Company's success in supporting its filing positions with the tax authorities. If our estimate of tax liabilities proves different than the ultimate outcome, such differences will affect the provision for income taxes in the period in which such determination is made.

Goodwill and Other Intangible Assets

We review goodwill and indefinite-lived intangible assets for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We also review the carrying value of our finite-lived intangible assets for potential impairment when impairment indicators arise. We conduct our annual impairment tests as of the first day of the fourth quarter. When reviewing for impairment, we may opt to make an initial qualitative evaluation, which considers present events and circumstances, to determine the likelihood of impairment. Our decision to perform a qualitative impairment assessment for an individual reporting unit in a given year is influenced by a number of factors, including the significance of the excess of the reporting unit's estimated fair value over carrying value at the last quantitative assessment date, changes in macroeconomic, industry and reporting-unit specific conditions and the amount of time in between quantitative fair value measurements. If the likelihood of impairment is not considered to be more likely than not, then no further testing is performed.

In cases when we opt not to perform a qualitative evaluation, or the qualitative evaluation indicates that the likelihood of impairment is more likely than not, we then perform a quantitative impairment test for goodwill. We test each reporting unit for goodwill impairment quantitatively at a minimum of once every three years. We compare the estimated fair value of each reporting unit to its carrying value. If the estimated fair value of the reporting unit exceeds the carrying value of the net assets assigned to that reporting unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds its fair value, then we record an impairment loss equal to the difference. In our annual impairment test for indefinite-lived intangible assets, we compare the fair value of those assets to their carrying value. We recognize an impairment loss when the estimated fair value of the indefinite-lived intangible asset is less than its carrying value.

We estimate the fair value of our reporting units using an income approach. Under the income approach, we calculate fair value based on the present value of estimated future cash flows. We estimate the fair value of our indefinite-lived intangible assets using the relief from royalty method. The relief from royalty method estimates the portion of a company's earnings attributable to an intellectual property asset based on an assumed royalty rate that the company would have paid had the asset not been owned.

Determining the fair value of a reporting unit or an indefinite-lived intangible asset is judgmental in nature and involves the use of significant estimates and assumptions, particularly related to future operating results and cash flows. These estimates and assumptions include, but are not limited to, revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, assumed royalty rates, future economic and market conditions, and the identification of appropriate market comparable data. In addition, the identification of reporting units and the allocation of assets and liabilities to the reporting units when determining the carrying value of each reporting unit also requires judgment. Goodwill is tested for impairment at the reporting unit level, which, based on the applicable accounting guidance, is either the operating segment or one level below (e.g., the divisions of our CCT segment). The fair value of our reporting units and indefinite-lived intangible assets are based on estimates and assumptions that are believed to be reasonable. Significant changes to these estimates and assumptions could adversely impact our conclusions. Actual future results may differ from those estimates. During the fourth quarter of 2023, we performed our annual impairment assessment and determined that the estimated fair values of our goodwill reporting units were substantially in excess of each of their carrying values. Had different reporting units been identified or had different valuation techniques or assumptions been utilized, the results of our impairment tests could have resulted in an impairment loss, which could have been material.

See Note 12, Goodwill and Other Intangible Assets, Net, to the Consolidated Financial Statements for more information.

Environmental Liabilities

We are subject to various federal, state, local, and foreign environmental laws and regulations that require environmental assessment or remediation efforts. Accruals for environmental exposures are recorded on a site-by-site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. Significant judgment is required to determine both the likelihood of a loss and the estimated amount of loss. Engineering studies, probability techniques, historical experience, and other factors are used to identify and evaluate remediation alternatives and their related costs in estimating our reserve for environmental liabilities. Our environmental reserve of $56.0 at December 31, 2023, represents management's estimate of undiscounted costs expected to be incurred related to environmental assessment or remediation efforts, including related legal fees, without regard to potential recoveries from insurance companies or other third parties. Our estimated liability is reduced to reflect the participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective share of the relevant costs and that share can be reasonably estimated. Our environmental accruals are reviewed and adjusted for progress of investigation and remediation efforts and as additional technical or legal information become available, such as the impact of negotiations with regulators and other potentially responsible parties, settlements, rulings, advice of legal counsel, and other current information.

We closely monitor our environmental responsibilities, together with trends in the environmental laws. Environmental remediation reserves are subject to numerous inherent uncertainties that affect our ability to estimate our share of the costs. Such uncertainties involve incomplete information regarding particular sites, incomplete information regarding other potentially responsible parties, uncertainty regarding the nature and extent of contamination at each site, uncertainties concerning the extent of remediation required under existing regulations, uncertainties concerning our share of any remediation liability, if any, widely varying cost estimates associated with potential alternative remedial approaches, uncertainty with regard to the length of time required to remediate a particular site, uncertainties concerning the potential effects of continuing improvements in remediation technology, and unpredictable nature and timing of changes in environmental standards and regulatory requirements. The effect of legislative or regulatory changes on environmental standards could be material to the Company's financial statements. Additionally, violations by us of such laws and regulations, discovery of previously unknown or more extensive contamination, litigation involving environmental impacts, our inability to recover costs associated with any such developments, or financial insolvency of other potentially responsible parties could have a material adverse effect on our financial statements.

Although it is not possible to predict with certainty the ultimate costs of environmental remediation, the reasonably possible high-end of our estimated environmental liability range at December 31, 2023 was $98.2. See Note 19, Commitments and Contingencies, to the Consolidated Financial Statements for more information.

Recent Accounting Pronouncements

See Note 2, Recent Accounting Pronouncements, to the Consolidated Financial Statements for a complete discussion of recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a result of our global operating and financing activities, we are exposed to various market risks, including from changes in foreign currency exchange rates, interest rates and commodity prices, which may adversely affect our operating results and financial position. The impact from changes in market conditions is generally minimized through our normal operating and financing activities. However, we may use derivative instruments, primarily forward contracts, interest rate swaps and futures contracts, to manage some of these risks. We do not use derivative financial instruments for trading or other speculative purposes. To minimize the risk of counterparty non-performance, derivative instruments are entered into with major financial institutions and there is no significant concentration with any one counterparty.

Foreign Currency Risk

Foreign currency risk is the possibility that our financial results could be adversely impacted because of changes in currency exchange rates. Our foreign currency exchange rate risk relates to receipts from customers, payments to suppliers and intercompany transactions denominated in foreign currencies. Our principal currency exposures relate to the euro, Chinese renminbi, Czech koruna, South Korean won, and Saudi riyal.

Based on a sensitivity analysis, a hypothetical 10% change in the foreign currency exchange rates for the year ended December 31, 2023 would have impacted our pre-tax earnings by approximately $38. This calculation assumes that all currencies change in the same direction and proportion relative to the U.S. dollar and that there are no indirect effects, such as changes in non-U.S. dollar sales volumes or prices. To mitigate this risk, from time to time, we enter into derivative financial instruments (e.g., forward contracts) with creditworthy counterparties. The aforementioned sensitivity analysis does not take into account the impact of any derivative financial instruments entered into.

Interest Rate Risk

Interest rate risk is the possibility that our financial results could be adversely impacted because of changes in interest rates. The Company's exposure to changes in interest rates relates primarily to the Company's outstanding debt, which consists primarily of commercial paper. While the Company is exposed to global interest rate fluctuations, it is most affected by fluctuations in U.S. interest rates. Changes in interest rates affect the interest earned on the Company's cash and cash equivalents, derivative financial instruments and the fair value of those instruments, as well as costs associated with hedging and interest paid on the Company's outstanding debt.

During 2023, central banks around the world raised interest rates to counter inflation. Rising interest rates have increased our cost of debt and may adversely impact customer behavior, including demand for our products. These conditions have contributed to a strengthening of the U.S. dollar relative to foreign currencies, which has resulted in unfavorable foreign currency translation impacts.

As of December 31, 2023, our outstanding commercial paper was $184.9, with a weighted average interest rate of 5.61%. We estimate that a hypothetical increase in interest rates of 100 basis points would result in approximately $1.9 of additional annual interest expense based on current borrowing levels.

Commodity Price Risk

Commodity price risk is the possibility that our financial results could be adversely impacted because of changes in the prices of commodities used in production. Portions of our business are exposed to volatility in the prices of certain commodities, such as steel, gold, copper, nickel, iron, aluminum, tin, and rubber as well as specialty alloys, including titanium that we purchase in the raw form, or that are used in purchased component parts. The prices of these and other commodities may also be impacted by tariffs. When practical, we attempt to control such costs through fixed-price contracts with suppliers; however, we are prone to exposure as these contracts expire. We evaluate hedging opportunities to mitigate or minimize the risk of operating margin erosion resulting from the volatility of commodity prices.

Since 2020, the cost of raw materials, including commodities such as steel, that we use in our production processes has increased. The rising prices are mainly a result of increased demand fueled by economic recovery from the COVID-19 pandemic as well as lower supply since global production capacity was cut in 2020. In addition, heightened geopolitical tensions during 2023, including as a result of the Russia-Ukraine war, have exacerbated inflationary pressures on commodity prices. The impact of higher commodity prices on our financial results during 2023 was partially mitigated by fixed-price supply contracts with suppliers as well as by pricing actions.

Assuming all other variables remain constant, we estimate that a hypothetical 10% change in steel prices, excluding any impact of purchased component parts, would impact pre-tax earnings by approximately $8 to $10. We estimate that a hypothetical 10% change in prices for any other commodity would not be material to our financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Index to Consolidated Financial Statements herein.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Attached as exhibits to this Annual Report on Form 10-K are certifications of the Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO), which are required in accordance with Rule 13a-14 under the Exchange Act, as amended.

(a) Evaluation of Disclosure Controls and Procedures

The Company, with the participation of various levels of management, including the CEO and CFO, conducted an evaluation of effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2023. Based on such evaluation, such officers have concluded that, as of the end of the period covered by this Annual Report on Form 10-K, the Company's disclosure controls and procedures are effective.

The Company's Disclosure Committee has the responsibility of considering and evaluating the materiality of information and reviewing disclosure obligations on a timely basis. The Disclosure Committee meets regularly and assists the CEO and the CFO in designing, establishing, reviewing, and evaluating the Company's disclosure controls and procedures.

(b) Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, completely, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America; (iii) provide reasonable assurance that Company receipts and expenditures are made only in accordance with the authorization of management and the directors of the Company, and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the Consolidated Financial Statements. Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices, and actions taken to correct any identified deficiencies.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. Management based this assessment on criteria for effective internal control over financial reporting described in the 2013 "Internal Control — Integrated Framework" released by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

For purposes of evaluating internal controls over financial reporting, management determined that the internal controls of Micro-Mode, which the Company acquired on May 2, 2023, would be excluded from the internal control assessment as of December 31, 2023, due to the timing of the closing of the acquisition and as permitted by the rules and regulations of the U.S. Securities and Exchange Commission. For the year ended December 31, 2023, Micro-Mode constituted 2.3% of total assets and 0.5% of total revenues of the Company.

Based on this assessment, management determined that, as of December 31, 2023, the Company maintained effective internal control over financial reporting.

The Company's management, including the CEO and the CFO, does not expect that our internal control over financial reporting, because of inherent limitations, will prevent or detect all errors and all fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may be inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's assessment, included herein, should be read in conjunction with the certifications and the attestation report on the registrant's internal control over financial reporting issued by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which appears subsequent to Item 9B in this Annual Report on Form 10-K.

(c) Changes in Internal Control over Financial Reporting

During the three months ended December 31, 2023, no change occurred in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.



ITEM 9B. OTHER INFORMATION

Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)

This disclosure is made pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 which added subsection (r) to Section 13 of the Exchange Act (Section 13(r)). Section 13(r) requires an issuer to disclose in its annual or quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran. Disclosure of such activities, transactions or dealings is required even when conducted outside the United States by non-U.S. persons in compliance with applicable law, and whether or not such activities are sanctionable under U.S. law.

In its 2012 Annual Report, ITT described its acquisition of all the shares of Joh. Heinr. Bornemann GmbH (Bornemann) in November 2012, as well as certain activities of Bornemann in Iran and the wind down of those activities in accordance with a General License issued on December 26, 2012 (the General License) by the Office of Foreign Assets Control. As permitted by the General License, on or before March 8, 2013, Bornemann completed the wind-down activities and ceased all activities in Iran. As required to be disclosed by Section 13(r), the gross revenues and operating income to Bornemann from its Iranian activities subsequent to its acquisition by ITT were €2.2 million and €1.5 million, respectively. Prior to its acquisition by ITT, Bornemann issued a performance bond to its Iranian customer in the amount of €1.3 million (the Bond). Bornemann requested that the Bond be canceled prior to March 8, 2013; however, the former customer refused this request and as a result the Bond remains outstanding. Bornemann did not receive gross revenues or operating income, or pay interest, with respect to the Bond in any subsequent periods through December 31, 2023, however, Bornemann did pay annual fees of approximately €7 thousand in 2023, €7 thousand in 2022 and €10 thousand in 2021, to the German financial institution which is maintaining the Bond.

Rule 10b5-1 Trading Plans

During the fourth quarter of 2023, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement" as defined in Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of ITT Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ITT Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated* Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 12, 2024, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Micro-Mode Products, Inc., which was acquired on May 2, 2023, and whose financial statements constitute 2.3% of total assets and 0.5% of total revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2023. Accordingly, our audit did not include the internal control over financial reporting at Micro-Mode Products, Inc.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Stamford, Connecticut

February 12, 2024

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item 10 is incorporated by reference from the information provided under the sections entitled "Voting Items," "How to Vote," "Election of Directors (Proxy Item No. 1)," "Corporate Governance and Related Matters-Board and Committee Structure-Overview of Committees-Audit Committee" and "Audit Committee Report" in our Proxy Statement for the 2024 Annual Meeting of Shareholders (2024 Proxy Statement).

Information required by this Item 10 with respect to executive officers of the Company is contained under the heading "Information About Our Executive Officers" in Part I of this Annual Report on Form 10-K.

ITT has adopted corporate governance principles and charters for each of its standing committees. The principles address director qualification standards and responsibilities, access to management and independent advisors, compensation, orientation and continuing education, management succession principles and board and committee self-evaluation. The corporate governance principles and charters are available on the Company's website at investors.itt.com/investors/governance. A copy of the corporate governance principles and charters is also available to any shareholder who requests a copy from the Company's secretary.

ITT has also adopted a written code of ethics, the "Code of Conduct," which is applicable to all directors, employees and officers (including the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions). The Company's Code of Conduct is available on our website at investors.itt.com/investors/governance. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of our Code of Conduct by posting such information on our website at www.itt.com.

Pursuant to New York Stock Exchange (NYSE) Listing Company Manual Section 303A.12(a), the Company submitted a Section 12(a) CEO Certification to the NYSE in 2023. The Company also filed with the SEC, as exhibits to the Company's current Annual Report on Form 10-K, the certifications required under Section 302 of the Sarbanes-Oxley Act for its Chief Executive Officer and Chief Financial Officer.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item 11 is incorporated by reference to the discussion under the headings "2023 Non-Management Director Compensation," "Compensation Tables," "Compensation Discussion and Analysis," "Compensation and Human Capital Committee Report" and "Compensation Committee Interlocks and Insider Participation" in our 2024 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item 12 is incorporated by reference to the discussion under the caption "Other Matters - Stock Ownership of Directors, Executive Officers, and Certain Shareholders," and "Equity Compensation Plan Information" in our 2024 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this item is incorporated by reference to the discussions under the captions "Corporate Governance and Related Matters-Board and Governance Policies-Policies for Approving Related Party Transactions" and "Directors' Qualification and Selection Process-Director Independence" in our 2024 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information about the fees for 2023 and 2022 for professional services rendered by our independent registered public accounting firm is incorporated by reference to the discussion under the heading "Ratification of Appointment of the Independent Registered Public Accounting Firm (Proxy Item No. 2)" of our 2024 Proxy Statement. Our Audit Committee's policy on pre-approval of audit and permissible non-audit services of our independent registered public accounting firm is also incorporated by reference to the discussion under the heading "Ratification of Appointment of the Independent Registered Public Accounting Firm (Proxy Item No. 2)" of our 2024 Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as a part of this report:

    1. See Index to Consolidated Financial Statements appearing on page 51 for a list of the financial statements filed as a part of this report.

    2. See Exhibit Index on page II-1 for a list of the exhibits filed or incorporated herein as a part of this report.

(b) Financial Statement Schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the Consolidated Financial Statements filed as part of this report.

ITEM 16. FORM 10-K SUMMARY

Not Applicable.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of ITT Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ITT Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Refer to Note 1 and Note 4 to the Consolidated Financial Statements

Critical Audit Matter Description

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Given the Company's decentralized structure and geographic dispersion of the Company's business units, auditing revenue recognized at a point in time required significant audit effort for us to identify, test, and evaluate the Company's revenue recognition.

How the Critical Audit Matter Was Assessed in the Audit

To address this critical audit matter, we performed the following procedures to test revenue recognized at a point in time, among others:

- Obtained an understanding of the Company's geographic composition of revenue and used judgment to determine which business units to perform revenue recognition procedures on.

- Obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's relevant controls at certain business units to determine the appropriate revenue recognition.

- Performed site visits of selected business units across various geographies to perform revenue recognition testing and observe the Company's process, products, and arrangements.

- Performed detail transaction testing of revenue recognition at the business units by (1) evaluating the terms of revenue contracts and the appropriateness of management's determination of revenue recognition; (2) agreeing amounts recorded to source documents to determine the revenue was properly recognized.

- Evaluated the overall sufficiency of audit evidence obtained by assessing the results of procedures performed over revenue recognition.

/s/   Deloitte & Touche LLP

Stamford, Connecticut
February 12, 2024

We have served as the Company's auditor since 2002.

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

YEARS ENDED DECEMBER 31	2023	2022	2021
Revenue	$ 3,283.0	$ 2,987.7	$ 2,765.0
Costs of revenue	2,175.7	2,065.4	1,865.5
Gross profit	1,107.3	922.3	899.5
General and administrative expenses	302.6	217.2	230.9
Sales and marketing expenses	174.0	156.9	150.8
Research and development expenses	102.6	96.5	94.9
Gain on sale of long-lived assets	(0.1)	(16.3)	(7.0)
Asbestos-related benefit, net	—	—	(74.4)
Operating income	528.2	468.0	504.3
Interest expense (income), net	10.4	6.4	(1.1)
Other non-operating income, net	(1.7)	(0.2)	(3.7)
Income from continuing operations before income tax	519.5	461.8	509.1
Income tax expense	104.8	91.1	189.6
Income from continuing operations	414.7	370.7	319.5
(Loss) income from discontinued operations, net of tax benefit of $0.3, $0.4, and $0.2, respectively	(0.9)	(1.3)	1.5
Net income	413.8	369.4	321.0
Less: Income attributable to noncontrolling interests	3.3	2.4	4.7
Net income attributable to ITT Inc.	$ 410.5	$ 367.0	$ 316.3
Amounts attributable to ITT Inc.:			
Income from continuing operations, net of tax	$ 411.4	$ 368.3	$ 314.8
(Loss) income from discontinued operations, net of tax	(0.9)	(1.3)	1.5
Net income	$ 410.5	$ 367.0	$ 316.3
Earnings (loss) per share attributable to ITT Inc.:			
Basic:			
Continuing operations	$ 5.00	$ 4.42	$ 3.66
Discontinued operations	(0.01)	(0.02)	0.02
Net income	$ 4.99	$ 4.40	$ 3.68
Diluted:			
Continuing operations	$ 4.97	$ 4.40	$ 3.64
Discontinued operations	(0.01)	(0.02)	0.02
Net income	$ 4.96	$ 4.38	$ 3.66
Weighted average common shares – basic	82.3	83.4	86.0
Weighted average common shares – diluted	82.7	83.7	86.5

The accompanying Notes to the Consolidated Financial Statements are an integral part of the above Consolidated Statements of Operations.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN MILLIONS)
YEARS ENDED DECEMBER 31

	2023	2022	2021
Net income	$ 413.8	$ 369.4	$ 321.0
Other comprehensive income (loss):			
Net foreign currency translation adjustment	17.6	(67.4)	(57.0)
Net change in postretirement benefit plans, net of tax impacts of $1.7, $(7.6), and $(1.5), respectively	(5.2)	44.4	15.1
Other comprehensive (loss) income	12.4	(23.0)	(41.9)
Comprehensive income	426.2	346.4	279.1
Less: Comprehensive income attributable to noncontrolling interests	3.3	2.4	4.7
Comprehensive income attributable to ITT Inc.	$ 422.9	$ 344.0	$ 274.4
Disclosure of reclassification adjustments and other adjustments to postretirement benefit plans (See Note 16)			
Reclassification adjustments:			
Amortization of prior service benefit, net of tax expense of $1.4, $1.3, and $1.2, respectively	$ (4.6)	$ (4.2)	$ (3.9)
Amortization of net actuarial loss, net of tax benefit of $—, $(0.5), and $(0.7), respectively	0.1	2.6	3.7
Other adjustments:			
Prior service cost, net of tax expense of $—, $(1.9), and $—, respectively	—	6.2	—
Net actuarial (loss) gain, net of tax benefit (expense) of $0.3, $(6.5), and $(2.0), respectively	(0.5)	38.1	12.6
Unrealized change from foreign currency translation	(0.2)	1.7	2.7
Net change in postretirement benefit plans, net of tax	$ (5.2)	$ 44.4	$ 15.1

The accompanying Notes to the Consolidated Financial Statements are an integral part of the above Consolidated Statements of Comprehensive Income.

CONSOLIDATED BALANCE SHEETS

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
DECEMBER 31

	2023	2022
Assets		
Current assets:		
Cash and cash equivalents	$ 489.2	$ 561.2
Receivables, net	675.2	628.8
Inventories	575.4	533.9
Other current assets	117.9	112.9
Total current assets	1,857.7	1,836.8
Non-current assets:		
Plant, property and equipment, net	561.0	526.8
Goodwill	1,016.3	964.8
Other intangible assets, net	116.6	112.8
Other non-current assets	381.0	339.1
Total non-current assets	2,074.9	1,943.5
Total assets	$ 3,932.6	$ 3,780.3
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term borrowings	$ 187.7	$ 451.0
Accounts payable	437.0	401.1
Accrued and other current liabilities	413.1	333.4
Total current liabilities	1,037.8	1,185.5
Non-current liabilities:		
Postretirement benefits	138.7	137.2
Other non-current liabilities	217.0	200.2
Total non-current liabilities	355.7	337.4
Total liabilities	1,393.5	1,522.9
Shareholders' equity:		
Common stock:		
Authorized – 250.0 shares, $1 par value per share		
Issued and Outstanding – 82.1 and 82.7 shares, respectively	82.1	82.7
Retained earnings	2,778.0	2,509.7
Accumulated other comprehensive loss:		
Postretirement benefits	(1.6)	3.6
Cumulative translation adjustments	(330.3)	(347.9)
Total accumulated other comprehensive loss	(331.9)	(344.3)
Total ITT Inc. shareholders' equity	2,528.2	2,248.1
Noncontrolling interests	10.9	9.3
Total shareholders' equity	2,539.1	2,257.4
Total liabilities and shareholders' equity	$ 3,932.6	$ 3,780.3

The accompanying Notes to the Consolidated Financial Statements are an integral part of the above Consolidated Balance Sheets.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN MILLIONS) YEARS ENDED DECEMBER 31	2023	2022	2021
Operating Activities			
Income from continuing operations attributable to ITT Inc.	$ 411.4	$ 368.3	$ 314.8
Adjustments to income from continuing operations:			
Depreciation and amortization	109.2	107.4	113.1
Equity-based compensation	20.2	18.1	16.5
Asbestos-related (benefit) costs, net	—	—	(74.4)
Deferred income tax expense (benefit)	(27.6)	2.9	115.7
Gain on sale of long-lived assets	(0.1)	(16.3)	(7.0)
Other non-cash charges, net	37.1	29.3	28.3
Contribution to divest asbestos-related assets and liabilities	—	—	(398.0)
Changes in assets and liabilities:			
Change in receivables	(39.2)	(90.7)	(62.2)
Change in inventories	(34.4)	(99.5)	(82.7)
Change in contract assets	(0.3)	(7.4)	(2.5)
Change in contract liabilities	23.1	23.3	(3.6)
Change in accounts payable	26.3	39.4	77.6
Change in accrued expenses	47.6	(36.9)	15.8
Change in income taxes	5.4	(13.5)	8.2
Other, net	(40.7)	(46.7)	(68.0)
Net Cash – Operating activities	538.0	277.7	(8.4)
Investing Activities			
Capital expenditures	(107.6)	(103.9)	(88.4)
Proceeds from sale of business	11.5	—	—
Proceeds from sale of long-lived assets	0.9	20.9	8.0
Acquisitions, net of cash acquired	(79.3)	(146.9)	—
Payments to acquire interest in unconsolidated subsidiaries	(2.5)	(25.6)	(1.9)
Other, net	(4.0)	0.4	—
Net Cash – Investing activities	(181.0)	(255.1)	(82.3)
Financing Activities			
(Repayments of)/Proceeds from commercial paper, net	(266.0)	259.7	95.4
Long-term debt, repayments	(2.2)	(2.1)	(2.4)
Share repurchases under repurchase plan	(60.0)	(245.3)	(104.8)
Payments for taxes related to net share settlement of stock incentive plans	(7.2)	(8.8)	(11.7)
Dividends paid	(95.8)	(87.9)	(75.8)
Other, net	(1.1)	1.1	(0.5)
Net Cash – Financing activities	(432.3)	(83.3)	(99.8)
Exchange rate effects on cash and cash equivalents	3.6	(25.8)	(22.6)
Net cash from discontinued operations – operating activities	(0.3)	0.1	0.8
Net change in cash and cash equivalents	(72.0)	(86.4)	(212.3)
Cash and cash equivalents – beginning of year (includes restricted cash of $0.7, $0.8, and $0.8, respectively)	561.9	648.3	860.6
Cash and Cash Equivalents – end of year (includes restricted cash of $0.7, $0.7, and $0.8, respectively)	$ 489.9	$ 561.9	$ 648.3
Supplemental Disclosures of Cash Flow and Non-Cash Information:			
Cash paid for Interest	$ 15.7	$ 10.8	$ 3.3
Cash paid for Income taxes, net of refunds received	$ 113.1	$ 92.7	$ 61.3
Capital expenditures included in accounts payable	$ 25.3	$ 21.8	$ 17.5

The accompanying Notes to the Consolidated Financial Statements are an integral part of the above Consolidated Statements of Cash Flows.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(IN MILLIONS, EXCEPT SHARE AMOUNTS)	Common Stock (Shares)	Common Stock (Dollars)	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Shareholders' Equity
December 31, 2020	**86.5**	**$ 86.5**	**$ 2,319.3**	**$ (279.4)**	**$ 1.5**	**$ 2,127.9**
Net income	—	—	316.3	—	4.7	321.0
Activity from stock incentive plans	0.3	0.3	17.4	—	—	17.7
Share repurchases	(1.2)	(1.2)	(103.6)	—	—	(104.8)
Shares withheld related to net share settlement of stock incentive plans	(0.1)	(0.1)	(11.6)	—	—	(11.7)
Dividends declared ($0.88 per share)	—	—	(76.2)	—	—	(76.2)
Dividend to noncontrolling interest	—	—	—	—	(1.4)	(1.4)
Net change in postretirement benefit plans, net of tax	—	—	—	15.1	—	15.1
Net foreign currency translation adjustment	—	—	—	(57.0)	—	(57.0)
Other	—	—	—	—	0.1	0.1
December 31, 2021	**85.5**	**85.5**	**2,461.6**	**(321.3)**	**4.9**	**2,230.7**
Net income	—	—	367.0	—	2.4	369.4
Activity from stock incentive plans	0.3	0.3	19.7	—	—	20.0
Share repurchases	(3.0)	(3.0)	(242.3)	—	—	(245.3)
Shares withheld related to net share settlement of stock incentive plans	(0.1)	(0.1)	(8.7)	—	—	(8.8)
Dividends declared ($1.056 per share)	—	—	(87.7)	—	—	(87.7)
Dividend to noncontrolling interest	—	—	—	—	(0.5)	(0.5)
Acquisition of noncontrolling interest	—	—	—	—	2.7	2.7
Net change in postretirement benefit plans, net of tax	—	—	—	44.4	—	44.4
Net foreign currency translation adjustment	—	—	—	(67.4)	—	(67.4)
Other	—	—	0.1	—	(0.2)	(0.1)
December 31, 2022	**82.7**	**82.7**	**2,509.7**	**(344.3)**	**9.3**	**2,257.4**
Net income	—	—	410.5	—	3.3	413.8
Activity from stock incentive plans	0.2	0.2	20.6	—	—	20.8
Share repurchases	(0.7)	(0.7)	(59.8)	—	—	(60.5)
Shares withheld related to net share settlement of stock incentive plans	(0.1)	(0.1)	(7.1)	—	—	(7.2)
Dividends declared ($1.16 per share)	—	—	(95.9)	—	—	(95.9)
Dividend to noncontrolling interest	—	—	—	—	(1.7)	(1.7)
Net change in postretirement benefit plans, net of tax	—	—	—	(5.2)	—	(5.2)
Net foreign currency translation adjustment	—	—	—	17.6	—	17.6
December 31, 2023	**82.1**	**$ 82.1**	**$ 2,778.0**	**$ (331.9)**	**$ 10.9**	**$ 2,539.1**

The accompanying Notes to the Consolidated Financial Statements are an integral part of the above Consolidated Statements of Changes in Shareholders' Equity.

NOTE 1
DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

ITT Inc. is a diversified manufacturer of highly engineered critical components and customized technology solutions for the transportation, industrial, and energy markets. Unless the context otherwise indicates, references herein to "ITT," "the Company," and such words as "we," "us," and "our" include ITT Inc. and its subsidiaries. ITT operates in three segments: Motion Technologies, consisting of friction materials, and shock and vibration equipment; Industrial Process, consisting of industrial flow equipment and services; and Connect & Control Technologies, consisting of electronic connectors, fluid handling, motion control, composite materials, and noise and energy absorption products. Financial information for our segments is presented in Note 3, Segment Information.

Business Combination

On May 2, 2023, we completed the acquisition of Micro-Mode Products, Inc. (Micro-Mode) for a purchase price of $79.3, net of cash acquired. Subsequent to the acquisition, Micro-Mode's results are reported within our CCT segment. Refer to Note 22, Acquisitions, Investments, and Divestitures, for further information.

Russia-Ukraine War

In February 2022, the United States and other leading nations announced targeted economic sanctions on Russia and certain Russian citizens in response to Russia's war with Ukraine, which has increased regional instability and global economic and political uncertainty. As described in Part I, Item 1A, Risk Factors, our business may be sensitive to global economic conditions, which can be negatively impacted by instability in the geopolitical environment.

During the years ended December 31, 2023 and 2022, we recorded total pre-tax charges of $2.5 and $7.9, primarily related to suspending our business in Russia.

Basis of Presentation

The Consolidated Financial Statements and Notes thereto were prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Estimates are revised as additional information becomes available. Estimates and assumptions are used for, but not limited to, revenue recognition, unrecognized tax benefits, deferred tax valuation allowances, projected benefit obligations for postretirement plans, accounting for business combinations, goodwill and other intangible asset impairment testing, environmental liabilities, allowance for credit losses and inventory valuation. Actual results could differ from these estimates.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Significant Accounting Policies

Principles of Consolidation

Our consolidated financial statements include the accounts of all majority-owned subsidiaries. ITT consolidates companies in which it has a controlling financial interest or when ITT is considered the primary beneficiary of a variable interest entity. The results of companies acquired or disposed of during the fiscal year are included in the Consolidated Financial Statements from the effective date of acquisition or up to the date of disposal. All intercompany transactions have been eliminated.

Revenue Recognition

Revenue is derived from the sale of products and services to customers. We recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

For product sales, we consider practical and contractual limitations in determining whether there is an alternative use for the product. For example, long-term design and build contracts are typically highly customized to a customer's specifications. For contracts with no alternative use and an enforceable right to payment for work performed to date, including a reasonable profit if the contract were to be terminated at the customer's convenience for reason other than nonperformance, we recognize revenue over time. All other product sales are recognized at a point in time.

For contracts recognized over time, we use the cost-to-cost method or the units-of-delivery method, depending on the nature of the contract, including length of production time.

For contracts recognized at a point in time, we recognize revenue when control passes to the customer, which is generally based on shipping terms that address when title and risk and rewards pass to the customer. However, we also consider certain customer acceptance provisions as certain contracts with customers include installation, testing, certification or other acceptance provisions. In instances where contractual terms include a provision for customer acceptance, we consider whether we have previously demonstrated that the product meets objective criteria specified by either the seller or customer in assessing whether control has passed to the customer.

For service contracts, we recognize revenue as the services are rendered if the customer is benefiting from the service as it is performed, or otherwise upon completion of the service. Separately priced extended warranties are recognized as a separate performance obligation over the warranty period.

The transaction price in our contracts consists of fixed consideration and the impact of variable consideration including returns, rebates and allowances, and penalties. Variable consideration is generally estimated using a probability-weighted approach based on historical experience, known trends, and current factors including market conditions and status of negotiations.

When there is more than one performance obligation, the transaction price is allocated to the performance obligations based on the relative estimated standalone selling prices. If not sold separately, estimated standalone selling prices are determined considering various factors including market and pricing trends, geography, product customization, and profit objectives. Revenue is recognized when the appropriate revenue recognition criteria for the individual performance obligations have been satisfied.

Revenue is reported net of any required taxes collected from customers and remitted to government authorities, with the collected taxes recorded as current liabilities until remitted to the relevant government authority.

Shipping and handling activities are accounted for as activities to fulfill a promise to transfer a product to a customer. As such, shipping and handling activities are not evaluated as a separate performance obligation.

For most contracts, payment is due from the customer within 30 to 90 days after the product is delivered or the service has been performed. For design and build contracts, we generally collect progress payments from the customer throughout the term of the contract, resulting in contract assets or liabilities depending on the timing of the payments. Contract assets consist of unbilled amounts when revenue recognized exceeds customer billings. Contract liabilities consist of advance payments and billings in excess of revenue recognized.

Design and engineering costs for highly complex products to be sold under a long-term production-type contract are capitalized and amortized in a manner consistent with revenue recognition of the related contract or anticipated contract. Other design and development costs are capitalized only if there is a contractual guarantee for reimbursement. Costs to obtain a contract (e.g., commissions) for contracts greater than one year are capitalized and amortized in a manner consistent with revenue recognition of the related contract.

Product Warranties

Our standard product warranty terms generally include post-sales support and repairs or replacement of a product at no additional charge for a specified period of time. Accruals for estimated expenses related to product warranties are made at the time revenue is recognized and are recorded as a component of costs of revenue. We estimate the liability for warranty claims based on our standard warranties, the historical frequency of claims and the cost to replace or repair our products under warranty. Factors that influence our warranty liability include the number of units sold, the length of warranty term, historical and anticipated rates of warranty claims and the cost per claim.

Postretirement Benefit Plans

ITT sponsors numerous pension and other employee-related defined benefit plans (collectively, postretirement benefit plans). Substantially all of our U.S. postretirement benefit plans are closed to new participants. Postretirement benefit obligations are generally determined, where applicable, based on participant years of service, future compensation, age at retirement or termination, and the assumed rate of future healthcare cost increases. The determination of projected benefit obligations and the recognition of expenses related to postretirement benefit plans are dependent on various assumptions that are judgmental. The assumptions involved in the measurement of our postretirement benefit plan obligations and net periodic postretirement costs primarily relate to discount rates, mortality and termination rates, and other factors. Management develops each assumption using relevant Company experience in conjunction with market-related data for each individual country in which such plans exist. Actual results that differ from our assumptions are accumulated and are amortized over the estimated future working life, or remaining lifetime, of the plan participants depending on the nature of the retirement plan.

The funded status of all plans is recorded on our balance sheet. Actuarial gains and losses and prior service costs or credits that have not yet been recognized through net income are recorded in accumulated other comprehensive income within shareholders' equity, net of taxes, until they are amortized as a component of net periodic postretirement cost.

Research & Development

Research and development activities are charged to expense as incurred. R&D as a percentage of sales was 3.1%, 3.2%, and 3.4% during 2023, 2022 and 2021, respectively.

Income Taxes

We determine the provision for income taxes using the asset and liability approach. Under this approach, deferred income tax assets and liabilities are determined based on the estimated future tax effects of differences between the financial reporting and tax bases of assets and liabilities, applying currently enacted tax rates in effect for the year in which we expect the differences will reverse. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income (including the reversals of deferred tax liabilities) during the periods in which those deferred tax assets will become deductible.

We record a valuation allowance against our deferred tax assets when it is more likely than not that all or a portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, the Company considers all available positive and negative evidence regarding the realizability of its deferred tax assets, including the future reversal of existing taxable temporary differences, taxable income in carryback periods, prudent and feasible tax planning strategies, estimated future taxable income, and whether we have a recent history of losses. The valuation allowance can be affected by changes to tax regulations, interpretations and rulings, changes to enacted statutory tax rates, and changes to future taxable income estimates.

We have not provided deferred tax liabilities for the impact of U.S. income taxes on book over tax basis which we consider indefinitely reinvested outside the U.S. We plan foreign earnings remittance amounts based on projected cash flow needs, as well as the working capital and long-term investment requirements of foreign subsidiaries and our domestic operations.

Furthermore, we recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position in consideration of applicable tax statutes and related interpretations and precedents and the expected outcome of the proceedings (or negotiations) with the taxing authorities. Tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized on ultimate settlement.

The Company has elected to account for Global Intangible Low Taxed Income as a current period expense when incurred. See Note 6, Income Taxes, for additional information.

Earnings Per Share

Basic earnings per common share considers the weighted average number of common shares outstanding. Diluted earnings per share considers the outstanding shares utilized in the basic earnings per share calculation as well as the dilutive effect of outstanding stock options and restricted stock that do not contain rights to nonforfeitable dividends. Diluted shares outstanding include the dilutive effect of in-the-money options, unvested restricted stock units and unvested performance stock units. The dilutive effect of such equity awards is calculated based on the average share price for each reporting period using the treasury stock method. Common stock equivalents are excluded from the computation of earnings per share if they have an anti-dilutive effect. See Note 7, Earnings Per Share Data, for additional information.

Cash and Cash Equivalents

ITT considers all highly liquid investments purchased with an original maturity or remaining maturity at the time of purchase of three months or less to be cash equivalents. Cash equivalents primarily include fixed-maturity time deposits and money market investments. Restricted cash was $0.7 as of December 31, 2023 and December 31, 2022. Restricted cash is presented within Other current assets and Other non-current assets in our Consolidated Balance Sheets.

Concentrations of Credit Risk

Financial instruments that potentially subject ITT to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts and notes receivables from trade customers, investments, and derivative financial instruments. We maintain cash and cash equivalents with various financial institutions located in different geographical regions, and our policy is designed to limit exposure to any individual counterparty. Derivative financial instruments are transacted with multiple highly reputable financial institutions. As part of our risk management processes, we perform periodic evaluations of the relative credit standing of the financial institutions with which we transact. We have not sustained any material credit losses during the previous three years with respect to financial instruments held at financial institutions.

Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising ITT's customer base and their dispersion across many different industries and geographic regions. However, our largest customer represented approximately 10% of the total outstanding trade accounts receivable balances as of December 31, 2023 and December 31, 2022. Occasionally, we enter into notes receivables with certain of our customers. These notes receivables have maturities of six to 12 months and are guaranteed by reputable banks. ITT performs ongoing credit evaluations of the financial condition of its third-party distributors, resellers and other customers and requires collateral, such as letters of credit and bank guarantees, in certain circumstances.

Allowance for Credit Losses

We determine our allowance for credit losses using a combination of factors to reduce our trade receivables and contract asset balances to the net amount expected to be collected. The allowance is based on a variety of factors including the length of time receivables are past due, macroeconomic trends and conditions, significant one-time events, historical experience, and expectations of future economic conditions. We also record an allowance for individual accounts when we become aware of specific customer circumstances, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. The past due or delinquency status of a receivable is based on the contractual payment terms of the receivable. If circumstances related to the specific customer change, we adjust estimates of the recoverability of receivables as appropriate.

Inventories

Inventories, which include the costs of material, labor and overhead, are stated at the lower of cost or net realizable value. Cost is generally computed using the standard cost method, which approximates actual cost on a first-in, first-out (FIFO) basis. Variances between standard and actual costs are charged to cost of sales or capitalized to inventory. Estimated losses from obsolete and slow-moving inventories are recorded to reduce inventory values to their estimated net realizable value and are charged to cost of sales. At the point of loss recognition, a new cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in a recovery in carrying value. Inventories valued under the last-in, first-out (LIFO) method represent 13.8% and 13.0% of total 2023 and 2022 inventories, respectively. We have a LIFO reserve of $19.1 and $16.8 recorded as of December 31, 2023 and 2022, respectively.

Plant, Property and Equipment

Plant, property and equipment, including capitalized interest applicable to major project expenditures, are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are depreciated over the life of the lease or the asset, whichever is shorter. Fully depreciated assets are retained in property and accumulated depreciation accounts until disposal. Repairs and maintenance costs are expensed as incurred. See Note 11, Plant, Property and Equipment, Net, for additional information.

Leases

The Company enters into leases for the use of premises and equipment, primarily classified as operating leases. Operating lease costs are recognized as an operating expense over the lease term on a straight-line basis. For leases with terms greater than 12 months, we record a right-of-use asset and lease liability equal to the present value of the lease payments. In determining the discount rate used to measure the right-of-use asset and lease liability, we utilize the Company's incremental borrowing rate and consider the term of the lease, as well as the geographic location of the leased asset.

Where options to renew a lease are available, they are included in the lease term and capitalized on the balance sheet to the extent there would be a significant economic penalty not to elect the option. Certain real estate leases are subject to periodic changes in an index or market rate. Although lease liabilities are not remeasured as a result of changes to an index or rate, these changes are treated as variable lease payments and recognized in the period in which the obligation for those payments is incurred. Variable lease expense also includes property tax and property insurance costs. See Note 14, Leases, for additional information.

Capitalized Internal Use Software

Costs incurred in the preliminary project stage of developing or acquiring internal use software are expensed as incurred. After the preliminary project stage is completed, management has approved the project and it is probable that the project will be completed and the software will be used for its intended purpose, ITT capitalizes certain internal and external costs incurred to acquire or create internal use software, principally related to software coding, designing system interfaces and installation and testing of the software. ITT amortizes capitalized internal use software costs using the straight-line method over the estimated useful life of the software, generally from 3 to 7 years.

Investments

Investments in fixed-maturity time deposits having an original maturity exceeding three months at the time of purchase, referred to as short-term time deposits, are classified as held-to-maturity and are recorded at amortized cost, which approximates fair value. There were no short-term time deposits held as of December 31, 2023 and December 31, 2022.

Investments in entities where we have the ability to exercise significant influence, but do not control, are accounted for under the equity method of accounting and are included in Other noncurrent assets in our Consolidated Balance Sheets. Significant influence typically exists if we have a 20% to 50% ownership interest in the investee. Under this method of accounting, our share of the net earnings or losses of the investee is included in non-operating profit in Other non-operating income, net in our Consolidated Statements of Operations. We evaluate our equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may be impaired. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in earnings in the current period.

Investments in entities for which we do not have significant operating influence (we generally hold a less than 20% ownership stake in these entities) are initially recorded at the purchase price. For investments in entities with readily determinable fair values (e.g., publicly traded), the investment is measured at fair value each subsequent reporting period. For investments in entities without a readily determinable fair value, we have made an accounting policy election to measure the investment at cost, adjusted for any impairments and/or observable price changes. In both cases, these investments are included in Other noncurrent assets in our Consolidated Balance Sheets, with any gains or losses and dividends received recognized in non-operating profit in Other non-operating income, net in our Consolidated Statements of Operations.

Investments in corporate-owned life insurance (COLI) policies are recorded at their cash surrender values as of the balance sheet date. The Company's investments in COLI policies are included in other non-current assets in our Consolidated Balance Sheets and were $128.4 and $119.6 at December 31, 2023 and 2022, respectively. Changes in the cash surrender value during the period generally reflect gains or losses in the fair value of assets, premium payments, and policy redemptions. Gains from COLI investments of $4.2, $0.7, and $3.9 were recorded within General and administrative expenses in our Consolidated Statements of Operations during years ended December 31, 2023, 2022 and 2021, respectively. Cash receipts from COLI policies were $0.0, $0.4, and $0.0 during 2023, 2022, and 2021, respectively, and are recognized in investing activities in our Consolidated Statements of Cash Flows.

Long-Lived Asset Impairment

Long-lived assets, including intangible assets with finite lives and capitalized internal use software, are tested for impairment whenever events or changes in circumstances indicate their carrying value may not be recoverable. We assess the recoverability of long-lived assets based on the undiscounted future cash flow the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When an impairment is identified, we reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values.

Goodwill and Intangible Assets

Goodwill represents purchase consideration paid in a business combination that exceeds the values assigned to the net assets of the acquired business. Intangible assets include customer relationships, proprietary technology, trademarks, patents and other intangible assets. Intangible assets with a finite life are generally amortized on a straight-line basis over an estimated economic useful life, which generally ranges from 7-20 years, and are tested for impairment if indicators of impairment are identified. Certain of our intangible assets have an indefinite life, namely certain brands and trademarks.

Goodwill and indefinite-lived intangible assets are not amortized, but rather are tested for impairment annually (or more frequently if impairment indicators arise, such as changes to the reporting unit structure, significant adverse changes in the business climate or an adverse action or assessment by a regulator). We conduct our annual impairment testing on the first day of the fourth fiscal quarter. We may perform an initial qualitative evaluation which considers present events and circumstances, to determine the likelihood of impairment. If the likelihood of impairment is not considered to be more likely than not, then no further testing is performed. If it is considered to be more likely than not that the asset is impaired based on the qualitative evaluation or we elect not to perform a qualitative evaluation, then a quantitative impairment test is performed. In the quantitative impairment test, the fair value of each reporting unit is compared to its carrying amount. If the fair value of a reporting unit exceeds its carrying value, there is no impairment. If the carrying value of the reporting unit exceeds its estimated fair value, then we record an impairment loss equal to the difference. For indefinite-lived intangibles, if it is considered to be more likely than not that the asset is impaired, we compare the fair value of those assets to their carrying value. We recognize an impairment loss when the estimated fair value of the indefinite-lived intangible asset is less than its carrying value.

We estimate the fair value of our reporting units using an income approach. Under the income approach, we estimate fair value based on the present value of estimated future cash flows. We estimate the fair value of our indefinite-lived intangible assets using the relief from royalty method. The relief from royalty method estimates the portion of a company's earnings attributable to an intellectual property asset based on an assumed royalty rate that the company would have paid had the asset not been owned. See Note 12, Goodwill and Other Intangible Assets, Net, for additional information.

Business Combinations

We allocate the purchase price of acquisitions to the tangible and intangible assets acquired, liabilities assumed, and non-controlling interests in the acquiree based on their estimated fair value at the acquisition date. Changes to acquisition date fair values prior to the expiration of the measurement period, a period not to exceed 12 months from date of acquisition, are recorded as an adjustment to the associated goodwill in the reporting period in which the adjustment amounts are determined. Changes to acquisition date fair values after expiration of the measurement period are recorded in earnings. The excess of the acquisition price over those estimated fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred and the costs associated with restructuring actions initiated after the acquisition are recognized separately from the business combination. See Note 22, Acquisitions, Investments, and Divestitures, for additional information.

Commitments and Contingencies

We record accruals for commitments and loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount of loss, and these assessments can involve a series of complex judgments about future events and may rely on estimates and assumptions that have been deemed reasonable by management. We review these accruals quarterly and adjust the accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other current information. See Note 19, Commitments and Contingencies, for additional information.

Environmental-Related Liabilities and Assets

Accruals for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. Our estimated liability is reduced to reflect the participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs, and that share can be reasonably estimated. Environmental liabilities are primarily included in other non-current liabilities at undiscounted amounts.

The Company records an asset related to its environmental insurance and other expected third party recoveries. The environmental-related asset represents our best estimate of probable recoveries from third parties for costs incurred in past periods, as well as costs estimated to be incurred in future periods.

Environmental costs and related recoveries are recorded within General and administrative expenses in our Consolidated Statements of Operations, other than those related to discontinued operations. See Note 19, Commitments and Contingencies, for additional information.

Foreign Currency

The national currencies of our foreign subsidiaries are generally the functional currencies. Balance Sheet accounts are translated at the exchange rate in effect at the end of each period, except for equity which is translated at historical rates; Statement of Operations accounts are translated at the average rates of exchange prevailing during the period. Gains and losses resulting from foreign currency translation are reflected in the cumulative translation adjustments component of shareholders' equity.

For foreign subsidiaries that do not use the local currency as their functional currency, foreign currency assets and liabilities are remeasured to the foreign subsidiary's functional currency using end of period exchange rates, except for nonmonetary balance sheet accounts, which are remeasured at historical exchange rates.

For transactions denominated in other than the functional currency, revenue and expenses are remeasured at average exchange rates in effect during the reporting period in which the transactions occurred, except for expenses related to nonmonetary assets and liabilities. Transaction gains or losses from foreign currency remeasurement are reported in General and administrative expenses in our Consolidated Statements of Operations. During the years ended December 31, 2023, 2022, and 2021, we recognized transaction (loss)/gain of $(7.0), $6.1 and $1.9, respectively.

Derivative Financial Instruments

From time to time, the Company may use derivative financial instruments, primarily foreign currency forward and option contracts, to mitigate exposure from foreign currency exchange rate fluctuations as it pertains to receipts from customers, payments to suppliers and intercompany transactions; as well as from commodity price fluctuations. We record derivatives at their fair value as either an asset or liability. For derivatives not designated as hedges, adjustments to reflect changes in the fair value of our derivatives are included in earnings. For cash flow hedges that qualify and are designated for hedge accounting, the effective portion of the change in fair value of the derivative is recorded in accumulated other comprehensive loss and subsequently recognized in earnings when the hedged transaction affects earnings. Any ineffective portion is recognized immediately in earnings. As of December 31, 2023 and 2022, no derivatives were designated as hedges. The differentials paid or received on interest rate swap agreements are recognized as adjustments to interest expense. Derivative contracts involve the risk of non-performance by the counterparty. The fair value of our foreign currency contracts are determined using the net position of the contracts and the applicable spot rates and forward rates as of the reporting date. See Note 21, Derivative Financial Instruments, for additional information.

Related Parties

Under Accounting Standards Codification (ASC) Topic 850, *Related Party Disclosures*, related party transactions include those between: (a) a parent entity and its subsidiaries; (b) subsidiaries of a common parent; (c) an entity and trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of the entity's management; (d) an entity and its principal owners, management, or members of their immediate families; and (e) affiliates.

In January 2021, the Company entered into a three-month consulting agreement for $0.2 with Thomas Scalera, ITT's former Executive Vice President and Chief Financial Officer. The consulting agreement included, but was not limited to, financial, accounting, and investor relations advisory services.

There were no other material related party transactions during 2023, 2022 or 2021.

NOTE 2
RECENT ACCOUNTING PRONOUNCEMENTS

From time to time, the Financial Accounting Standards Board ("FASB") or other standards setting bodies issue new accounting pronouncements. Updates to the FASB's accounting standards are communicated through issuance of an Accounting Standards Update ("ASU"). The Company considers the applicability and impact of all ASUs on our business and financial results.

Recently issued accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss in assessing segment performance and deciding how to allocate resources. This ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is permitted. We are currently evaluating the impact that this guidance will have on the disclosures within our financial statements, and expect to adopt this ASU for the year ending December 31, 2024.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU requires disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendment also includes other changes to improve the effectiveness of income tax disclosures, including further disaggregation of income taxes paid for individually significant jurisdictions. This ASU is effective for annual periods beginning after December 15, 2024. Adoption of this ASU should be applied on a prospective basis. Early adoption is permitted. We are currently evaluating the impact that this guidance will have on the disclosures within our financial statements, and expect to adopt this ASU for the year ending December 31, 2025.

During 2023, there were no other new accounting standards issued, or that are pending issuance, that are expected to have a material impact on our consolidated financial statements upon adoption.

NOTE 3
SEGMENT INFORMATION

The Company's segments are reported on the same basis used by our chief operating decision maker for evaluating performance and for allocating resources. Our three reportable segments are referred to as: Motion Technologies, Industrial Process, and Connect & Control Technologies.

Motion Technologies manufactures brake components and specialized sealing solutions, shock absorbers and damping technologies primarily for the global automotive, truck and trailer, public bus and rail transportation markets.

Industrial Process manufactures engineered fluid process equipment serving a diversified mix of customers in global industries such as chemical, energy, mining, and other industrial process markets and is a provider of plant optimization and efficiency solutions and aftermarket services and parts.

Connect & Control Technologies manufactures harsh-environment connector solutions, critical energy absorption, flow control components, and composite materials for the aerospace and defense, general industrial, medical, and energy markets.

Assets of our reportable segments exclude general corporate assets, which principally consist of cash, investments, deferred taxes, and certain property, plant and equipment. These assets are included within Corporate and Other, which is described further below.

Corporate and Other consists of corporate office expenses including compensation, benefits, occupancy, depreciation, and other administrative costs, as well as charges related to certain matters, such as asbestos and environmental liabilities, that are managed at a corporate level and are not included in segment results when evaluating performance or allocating resources. In addition, Corporate and Other includes research and development-related expenses associated with a subsidiary that does not constitute a reportable segment.

The following table presents our revenue for each segment and reconciles our total segment revenue to total consolidated revenue.

	Revenue		
For the Year Ended December 31	**2023**	2022	2021
Motion Technologies	**$1,457.8**	$1,374.0	$1,368.6
Industrial Process	**1,129.6**	971.0	843.2
Connect & Control Technologies	**699.4**	645.6	554.7
Total segment revenue	**3,286.8**	2,990.6	2,766.5
Eliminations	**(3.8)**	(2.9)	(1.5)
Total consolidated revenue	**$3,283.0**	$2,987.7	$2,765.0

The following table presents our operating income for each segment and reconciles our total segment operating income to income from continuing operations before income tax.

	Operating Income		
For the Year Ended December 31	**2023**	2022	2021
Motion Technologies	**$ 230.8**	$ 208.5	$ 258.2
Industrial Process	**243.6**	187.6	126.8
Connect & Control Technologies	**107.5**	115.8	81.7
Total segment operating income	**581.9**	511.9	466.7
Other corporate costs	**(53.7)**	(43.9)	(36.8)
Asbestos-related benefit, net[a]	**—**	—	74.4
Interest (expense) income, net	**(10.4)**	(6.4)	1.1
Other non-operating income, net	**1.7**	0.2	3.7
Income from continuing operations before income tax	**$ 519.5**	$ 461.8	$ 509.1

(a) The 2021 period includes a pre-tax gain of $88.8 resulting from the InTelCo divestiture transaction. See Note 19, Commitments and Contingencies, for further information.

The following table presents our operating margin for each segment. Segment operating margin is calculated as segment operating income divided by segment revenue.

For the Year Ended December 31	**2023**	2022	2021
Motion Technologies	**15.8 %**	15.2 %	18.9 %
Industrial Process	**21.6 %**	19.3 %	15.0 %
Connect & Control Technologies	**15.4 %**	17.9 %	14.7 %

The following table presents our assets as of December 31, 2023 and 2022, as well as our capital expenditures and depreciation and amortization expense for the years ended December 31, 2023, 2022, and 2021, by segment.

	Assets		Capital Expenditures			Depreciation and Amortization		
	2023	2022	**2023**	2022	2021	**2023**	2022	2021
Motion Technologies	**$ 1,366.6**	$ 1,311.9	**$ 72.0**	$ 73.2	$ 71.1	**$ 64.4**	$ 59.9	$ 64.1
Industrial Process	**1,323.2**	1,218.6	**17.7**	10.9	6.7	**21.9**	25.3	22.3
Connect & Control Technologies	**834.6**	751.6	**16.1**	14.8	8.5	**20.3**	18.8	21.8
Corporate and Other	**408.2**	498.2	**1.8**	5.0	2.1	**2.6**	3.4	4.9
Total	**$ 3,932.6**	$ 3,780.3	**$ 107.6**	$ 103.9	$ 88.4	**$ 109.2**	$ 107.4	$ 113.1

The following table displays consolidated revenue by geographic region. Revenue is attributed to individual regions based on the destination of the product or service delivery.

For the Year Ended December 31, 2023	Motion Technologies	Industrial Process	Connect & Control Technologies	Eliminations	Total
North America(a)	**$ 265.2**	**$ 660.9**	**$ 441.1**	**$ (3.7)**	**$ 1,363.5**
Europe(b)	**802.7**	**109.1**	**134.8**	**—**	**1,046.6**
Asia(c)	**370.1**	**118.5**	**84.1**	**(0.1)**	**572.6**
Middle East and Africa	**1.5**	**139.6**	**28.4**	**—**	**169.5**
South America	**18.3**	**101.5**	**11.0**	**—**	**130.8**
Total	**$ 1,457.8**	**$ 1,129.6**	**$ 699.4**	**$ (3.8)**	**$ 3,283.0**
For the Year Ended December 31, 2022					
North America(a)	$ 266.9	$ 566.2	$ 390.2	$ (2.8)	$ 1,220.5
Europe(b)	756.7	94.6	136.4	—	987.7
Asia(c)	333.6	102.8	88.1	(0.1)	524.4
Middle East and Africa	1.3	120.8	22.4	—	144.5
South America	15.5	86.6	8.5	—	110.6
Total	$ 1,374.0	$ 971.0	$ 645.6	$ (2.9)	$ 2,987.7
For the Year Ended December 31, 2021					
North America(a)	$ 249.9	$ 470.1	$ 331.4	$ (1.5)	$ 1,049.9
Europe(b)	798.8	96.0	115.5	—	1,010.3
Asia(c)	307.8	99.8	84.0	—	491.6
Middle East and Africa	1.0	97.7	18.1	—	116.8
South America	11.1	79.6	5.7	—	96.4
Total	$ 1,368.6	$ 843.2	$ 554.7	$ (1.5)	$ 2,765.0

(a) Includes revenue of $1,075.8, $978.6, and $842.9 from the United States for 2023, 2022, and 2021, respectively.

(b) Includes revenue of $387.8, $404.7, and $418.3 from Germany for 2023, 2022, and 2021, respectively.

(c) Includes revenue of $351.8, $307.8, and $306.5 from China for 2023, 2022, and 2021, respectively.

The following table displays Plant, Property and Equipment (PPE), net by geographic region.

As of December 31	2023	2022
North America[a]	$ 165.0	$ 156.5
Europe[b]	287.5	272.5
Asia[c]	87.8	79.2
Middle East and Africa	17.8	15.8
South America	2.9	2.8
Total	$ 561.0	$ 526.8

(a) Includes PPE, net of $127.1 and $125.2 in the United States as of December 31, 2023 and 2022, respectively.

(b) Includes PPE, net of $134.4 and $113.6 in Italy as of December 31, 2023 and 2022, respectively.

(c) Includes PPE, net of $63.2 and $52.8 in China as of December 31, 2023 and 2022, respectively.

NOTE 4
REVENUE

The following table represents our revenue disaggregated by end market.

For the Year Ended December 31, 2023	Motion Technologies	Industrial Process	Connect & Control Technologies	Eliminations	Total
Auto and rail	$ 1,423.7	$ —	$ —	$ (0.1)	$ 1,423.6
Chemical and industrial pumps	—	893.0	—	(0.1)	892.9
Aerospace and defense	8.4	—	377.3	—	385.7
General industrial	25.7	—	270.7	(3.6)	292.8
Energy	—	236.6	51.4	—	288.0
Total	$ 1,457.8	$ 1,129.6	$ 699.4	$ (3.8)	$ 3,283.0
For the Year Ended December 31, 2022					
Auto and rail	$ 1,336.1	$ —	$ —	$ (0.1)	$ 1,336.0
Chemical and industrial pumps	—	780.9	—	(0.1)	780.8
Aerospace and defense	7.8	—	316.9	—	324.7
General industrial	30.1	—	285.1	(2.7)	312.5
Energy	—	190.1	43.6	—	233.7
Total	$ 1,374.0	$ 971.0	$ 645.6	$ (2.9)	$ 2,987.7
For the Year Ended December 31, 2021					
Auto and rail	$ 1,335.1	$ —	$ —	$ —	$ 1,335.1
Chemical and industrial pumps	—	659.0	—	—	659.0
Aerospace and defense	8.3	—	261.4	—	269.7
General industrial	25.2	—	255.2	(1.5)	278.9
Energy	—	184.2	38.1	—	222.3
Total	$ 1,368.6	$ 843.2	$ 554.7	$ (1.5)	$ 2,765.0

During 2023, 2022, and 2021, a single external customer, Continental AG, accounted for 7.3%, 8.4%, and 9.8% of consolidated ITT revenue, respectively. Revenue from this customer is reported within our Motion Technologies segment.

Revenue recognized related to our Industrial Process segment primarily consists of pumps, valves and plant optimization systems and related services which serve the general industrial, energy, chemical and petrochemical, pharmaceutical, mining, pulp and paper, food and beverage, and power generation markets. Many of Industrial Process's products are highly engineered and customized to our customer needs and therefore do not have an alternative use. For these longer term design and build projects, if the contract states that we also have an enforceable right to payment, we recognize revenue over time using the cost-to-cost method as we satisfy the performance obligations identified in the contract. If no right to payment exists, revenue is recognized at a point in time, generally based on shipping terms. A majority of our design and build project contracts currently do not have a right to payment. For pumps that do have an alternative use to us, revenue is recognized at a point in time. Revenue on service and repair contracts, representing 4%, 4%, and 3% of consolidated ITT revenue in 2023, 2022, and 2021, respectively, is recognized after the services have been rendered or over the service contract period.

Our Motion Technologies segment manufactures brake pads, shims, shock absorbers, and energy absorption components, and sealing technologies primarily for the transportation industry. Our Connect & Control Technologies segment designs and manufactures a range of highly engineered connectors and specialized control components for critical applications supporting various markets including aerospace and defense, industrial, transportation, medical, and energy. In both of these segments, most products have an alternative use. Therefore, revenue for those products is recognized at a point in time when control passes to the customer. In certain circumstances, we have concluded we do not have an alternative use for the component product. In these cases, due to the short-term nature of the production process we use a units-of-delivery method of revenue recognition.

Contract Assets and Liabilities

Contract assets consist of unbilled amounts where revenue recognized exceeds customer billings. Contract liabilities consist of advance payments and billings in excess of revenue recognized. The following table represents our net contract assets and liabilities.

As of December 31	**2023**	2022
Current contract assets	**$ 25.8**	$ 26.3
Noncurrent contract assets	**1.6**	1.2
Current contract liabilities	**(95.9)**	(70.2)
Noncurrent contract liabilities	**(4.5)**	(4.4)
Net contract liabilities	**$ (73.0)**	$ (47.1)

Our net contract liability increased $25.9 during 2023, primarily due to timing of cash receipts relative to project performance within our IP segment. During 2023, we recognized revenue of $49.2 related to contract liabilities at December 31, 2022.

The aggregate amount of the transaction price allocated to unsatisfied or partially satisfied performance obligations was $1,246.5 as of December 31, 2023. Of this amount, we expect to recognize approximately $1,030 to $1,050 of revenue during 2024 and the remainder thereafter.

As of December 31, 2023 and 2022, deferred contract costs, net were $3.8 and $4.5, respectively, primarily related to pre-contract costs. During 2023 and 2022, we amortized $0.7 and $1.0, respectively.

NOTE 5
RESTRUCTURING ACTIONS

From time to time, we initiate restructuring actions to optimize our cost structure, improve operational efficiencies, align our workforce with strategic business initiatives, or integrate acquired businesses. For the years ended December 31, 2023, 2022, and 2021, none of our restructuring activities were considered individually significant. Restructuring costs are recorded within General and administrative expenses in our Consolidated Statements of Operations.

The following table summarizes our restructuring costs by component and by segment.

For the Year Ended December 31	2023	2022	2021
By component:			
Severance and other employee-related costs	$ 8.0	$ 3.5	$ 8.0
Asset write-offs	1.8	0.1	0.6
Other	0.1	0.2	1.0
Total restructuring costs	$ 9.9	$ 3.8	$ 9.6
By segment:			
Motion Technologies	$ 4.0	$ 2.7	$ 3.9
Industrial Process	4.6	1.3	3.1
Connect & Control Technologies	1.3	—	2.4
Corporate and Other	—	(0.2)	0.2
Total restructuring costs	$ 9.9	$ 3.8	$ 9.6

The following table displays a rollforward of our total restructuring liability, which is included within Accrued and other current liabilities in our Consolidated Balance Sheets.

	2023	2022
Restructuring liability as of January 1	$ 3.9	$ 11.0
Restructuring costs	10.9	5.1
Reversal of prior accruals	(1.0)	(1.3)
Cash payments	(7.3)	(10.5)
Asset write-offs	(1.8)	(0.1)
Foreign exchange translation and other	0.1	(0.3)
Restructuring liability as of December 31	$ 4.8	$ 3.9
By accrual type:		
Severance and other employee-related	$ 4.5	$ 3.9
Other	0.3	—

NOTE 6
INCOME TAXES

The following table displays information regarding income tax expense (benefit) from continuing operations.

For the Year Ended December 31	2023	2022	2021
Income (loss) components:			
United States	$ 164.6	$ 155.7	$ 199.4
International	354.9	306.1	309.7
Income from continuing operations before income tax	519.5	461.8	509.1
Income tax expense (benefit) components:			
Current income tax expense (benefit):			
United States – federal	41.3	32.6	21.1
United States – state and local	5.5	1.2	2.6
International	85.6	54.4	50.2
Total current income tax expense	132.4	88.2	73.9
Deferred income tax expense (benefit) components:			
United States – federal	(14.1)	(0.2)	96.9
United States – state and local	(2.7)	3.1	15.5
International	(10.8)	—	3.3
Total deferred income tax expense (benefit)	(27.6)	2.9	115.7
Income tax expense	$ 104.8	$ 91.1	$ 189.6
Effective income tax rate	20.2 %	19.7 %	37.2 %

The following table includes a reconciliation of the U.S. statutory tax rate to our effective income tax rate related to income from continuing operations.

For the Year Ended December 31	2023	2022	2021
Tax provision at U.S. statutory rate	21.0 %	21.0 %	21.0 %
State and local income tax	0.9 %	1.1 %	0.6 %
U.S. tax on foreign earnings	1.3 %	0.6 %	0.1 %
Italy patent box	(1.1)%	(1.2)%	(1.3)%
Foreign-Derived Intangible Income ("FDII")	(1.2)%	(1.1)%	(0.5)%
Excess tax benefits on stock-based compensation	(0.2)%	(0.5)%	(0.6)%
Audit settlements and unrecognized tax benefits	2.7 %	(0.2)%	(1.0)%
Valuation allowance on deferred tax assets	(3.1)%	(0.2)%	(0.4)%
Tax on undistributed foreign earnings	0.3 %	(0.1)%	0.8 %
Asbestos divestiture	— %	— %	18.9 %
Foreign tax rate differential	1.6 %	— %	(0.2)%
Amended tax return	(1.0)%	— %	— %
Other adjustments	(1.0)%	0.3 %	(0.2)%
Effective income tax rate	20.2 %	19.7 %	37.2 %

The higher effective tax rate in 2023 compared to 2022 resulted from the Company recording tax expense in 2023 of $14.2 relating to a tax audit in Italy covering tax years 2016-2022. The 2023 expense includes $6.8 of U.S. tax on foreign earnings. These tax expenses were offset by $16.1 from valuation allowance reversals on deferred tax assets in Germany. ITT also recognized tax benefits of $4.9 from the filing of an amended 2017 consolidated federal tax return.

The Company provides for deferred taxes on the undistributed earnings and profits of all foreign subsidiaries, determined under U.S. tax law. At December 31, 2023, the amount of undistributed earnings and profits of all foreign subsidiaries was $1,246.2. The Company anticipates that these foreign earnings and future earnings of its foreign subsidiaries that are not indefinitely reinvested will be sufficient to meet its U.S. cash needs. The Company is indefinitely reinvested in any excess of financial reporting over tax basis in its foreign subsidiaries that exceeds undistributed earnings and profits. At December 31, 2023, the indefinitely reinvested excess of financial reporting over tax basis was $325.5.

The following table includes the items comprising our deferred tax assets and liabilities.

As of December 31	2023	2022
Deferred Tax Assets:		
Loss carryforwards	$ **97.0**	$ 119.1
Inventory	**24.1**	20.5
Accruals	**27.1**	26.0
Employee benefits	**39.0**	34.1
Research and expenditures capitalization	**17.8**	**10.2**
Credit carryforwards	**11.1**	2.8
Other	**30.2**	25.2
Gross deferred tax assets	**246.3**	237.9
Less: Valuation allowance	**73.3**	102.4
Net deferred tax assets	$ **173.0**	$ 135.5
Deferred Tax Liabilities:		
Intangibles	$ **(45.3)**	$ (42.2)
Undistributed earnings	**(46.2)**	(34.8)
Accelerated depreciation	**(24.1)**	(24.3)
Total deferred tax liabilities	$ **(115.6)**	$ (101.3)
Net deferred tax assets	$ **57.4**	$ 34.2

Deferred taxes included in our Consolidated Balance Sheets were as follows:

As of December 31	2023	2022
Other non-current assets	$ **76.0**	$ 54.7
Other non-current liabilities	**(18.6)**	(20.5)
Net deferred tax assets	$ **57.4**	$ 34.2

The table below provides a rollforward of our valuation allowance on net deferred tax assets (DTA).

	State	Foreign	Total
DTA valuation allowance as of December 31, 2020	$ 40.4	$ 82.6	$ 123.0
Change in assessment	—	(1.9)	(1.9)
Current year operations	(4.7)	(7.6)	(12.3)
DTA valuation allowance as of December 31, 2021	$ 35.7	$ 73.1	$ 108.8
Change in assessment	—	(1.1)	(1.1)
Current year operations	3.8	(9.1)	(5.3)
DTA valuation allowance as of December 31, 2022	$ 39.5	$ 62.9	$ 102.4
Change in assessment	(23.1)	(16.4)	(39.5)
Current year operations	(0.8)	11.2	10.4
DTA valuation allowance as of December 31, 2023	$ 15.6	$ 57.7	$ 73.3

The Company continues to maintain a valuation allowance against certain deferred tax assets attributable to state net operating losses and tax credits, and certain foreign net deferred tax assets primarily in Luxembourg, Germany, and the U.K. which are not expected to be realized. Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit the use of deferred tax assets. The cumulative loss incurred over the three-year period ending December 31, 2023 constitutes significant objective negative evidence, resulting in the recognition of a valuation allowance against the net deferred tax assets for these jurisdictions. Such objective negative evidence limits our ability to consider subjective positive evidence, such as our projections of future taxable income. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight can be given to subjective evidence.

We have the following tax attributes available for utilization at December 31, 2023:

Attribute	Amount	First Year of Expiration
U.S. state net operating losses	$ 312.6	12/31/2024
U.S. federal tax credits	8.4	12/31/2029
U.S. state tax credits	2.3	12/31/2027
Foreign net operating losses[a]	305.7	12/31/2024

(a) Includes approximately $223.0 of net operating loss carryforwards in Luxembourg as of December 31, 2023.

Excess tax benefits related to stock-based compensation of $0.9, $2.4 and $3.2 for 2023, 2022 and 2021, respectively, were recorded as an income tax benefit in the statement of operations and have been reflected in the caption "Excess tax benefits on stock-based compensation" within the effective tax rate reconciliation table.

Uncertain Tax Positions

We recognize income tax benefits from uncertain tax positions only if, based on the technical merits of the position, it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The tax benefits recognized in the Consolidated Financial Statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

The following table displays a rollforward of our unrecognized tax benefits.

For the Year Ended December 31	2023	2022	2021
Unrecognized tax benefits – January 1	$ 6.7	$ 7.6	$ 41.5
Additions for:			
Current year tax positions	1.4	1.7	0.6
Prior year tax positions	0.5	0.3	0.1
Reductions for:			
Prior year tax positions	(0.6)	(0.1)	(5.5)
Expiration of statute of limitations	(2.3)	(2.8)	(19.7)
Settlements	—	—	(9.4)
Unrecognized tax benefits – December 31	$ 5.7	$ 6.7	$ 7.6

As of December 31, 2023, $4.4 of the unrecognized tax benefits would impact the effective tax rate for continuing operations, if realized. The Company operates in various tax jurisdictions and is subject to examination by tax authorities in these jurisdictions. The Company is currently under examination in several jurisdictions including Czechia, Germany, India, Italy, and the U.S.

The calculation of our tax liability for unrecognized tax benefits includes dealing with uncertainties in the application of complex tax laws and regulations in various tax jurisdictions. Due to the complexity of some uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit. Over the next 12 months, the net amount of the tax liability for unrecognized tax benefits in foreign and domestic jurisdictions is not expected to change by a significant amount.

The following table summarizes the earliest open tax years by major jurisdiction as of December 31, 2023:

Jurisdiction	Earliest Open Year
China	2018
Czechia	2014
Germany	2017
Hong Kong	2020
India	2013
Italy	2016
Japan	2022
Korea	2023
Luxembourg	2017
Mexico	2016
United States	2020

We classify interest relating to tax matters as a component of interest expense and tax penalties as a component of income tax expense in our Consolidated Statements of Operations. During 2023, 2022, and 2021 we recognized a net interest benefit of $0.1, $0.0, and $0.7, respectively, related to tax matters.

NOTE 7
EARNINGS PER SHARE DATA

The following table provides a reconciliation of basic to diluted common shares outstanding, used in the computation of basic and diluted earnings per share presented in our Consolidated Statements of Operations.

For the Year Ended December 31	2023	2022	2021
Basic weighted average common shares outstanding	82.3	83.4	86.0
Add: Dilutive impact of outstanding equity awards	0.4	0.3	0.5
Diluted weighted average common shares outstanding	82.7	83.7	86.5

There were 0.1 anti-dilutive shares as of December 31, 2023, and no anti-dilutive shares as of December 31, 2022 and 2021, to exclude from the computation of diluted earnings per share.

NOTE 8
RECEIVABLES, NET

The following table summarizes our receivables and associated allowance for credit losses.

As of December 31	2023	2022
Trade accounts receivable	$ 641.3	$ 614.0
Notes receivable	25.5	8.2
Other	22.6	18.3
Receivables, gross	689.4	640.5
Less: allowance for credit losses - receivables	(14.2)	(11.7)
Receivables, net	$ 675.2	$ 628.8

The following table displays our allowance for credit losses for receivables and contract assets.

As of December 31	2023	2022
Allowance for credit losses - receivables	$ 14.2	$ 11.7
Allowance for credit losses - contract assets	—	0.5
Total allowance for credit losses	$ 14.2	$ 12.2

The following table displays a rollforward of our total allowance for credit losses.

	2023	2022	2021
Total allowance for credit losses as of January 1	$ 12.2	$ 12.5	$ 15.6
Charges (recoveries) to income[a]	2.2	2.0	(2.0)
Write-offs	(0.9)	(2.0)	(1.0)
Foreign currency and other	0.7	(0.3)	(0.1)
Total allowance for credit losses as of December 31	$ 14.2	$ 12.2	$ 12.5

(a) During the years ended December 31, 2023 and 2022, we recognized bad debt expense of $1.2 and $1.6, respectively, relating to impacts stemming from the Russia-Ukraine war. See Note 1, Description of Business and Basis of Presentation, for further information.

NOTE 9
INVENTORIES

The following table summarizes our inventories.

As of December 31	2023	2022
Raw materials	$ 366.6	$ 342.7
Work in process	111.8	104.6
Finished goods	97.0	86.6
Inventories[a]	$ 575.4	$ 533.9

(a) During the years ended December 31, 2023 and 2022, we recorded inventory write-downs of $1.1 and $5.2, respectively, related to inventories held by entities impacted by the Russia-Ukraine war. See Note 1, Description of Business and Basis of Presentation, for further information.

Government Assistance (ASU 2021-10)

Since the start of the COVID-19 pandemic, energy prices have been increasing throughout the world, particularly in Europe. These increases have prompted governments to put in place measures to shield businesses and consumers from the direct impact of rising prices. These measures include granting subsidies to help offset the high energy prices.

ASU 2021-10 requires entities to provide information about the nature of transactions, related policies and effect of government grants on an entity's financial statements. In particular, in Italy, to qualify for an energy subsidy a company must apply for and receive a certificate attesting that the company is an "energy and gas consuming company" (high energy consumption connected to the production cycle). The amount of subsidies granted is calculated based on a percentage of actual consumption, ranging from 25% to 40%. One of our Italian subsidiaries within our MT segment obtained this certificate and was granted energy subsidies from the Italian government beginning in April 2022. This program concluded in the second quarter of 2023. For the years ended December 31, 2023 and 2022, we recognized a benefit related to energy subsidies of $6.3 and $7.3, respectively, which we recorded within Costs of revenue in our Consolidated Statements of Operations. There was no other material government assistance received by the Company or any of our subsidiaries during the year.

NOTE 10
OTHER CURRENT AND NON-CURRENT ASSETS

The following table summarizes our other current and non-current assets.

As of December 31	2023	2022
Advance payments and other prepaid expenses	$ 55.3	$ 45.0
Current contract assets, net	25.8	26.3
Prepaid income taxes	16.9	25.1
Other	19.9	16.5
Other current assets	$ 117.9	$ 112.9
Other employee benefit-related assets	$ 128.6	$ 119.8
Operating lease right-of-use assets	87.4	73.8
Deferred income taxes	76.0	54.7
Equity method and other investments	46.6	42.9
Capitalized software costs	7.9	12.4
Environmental-related assets	6.0	9.6
Other	28.5	25.9
Other non-current assets	$ 381.0	$ 339.1

NOTE 11
PLANT, PROPERTY AND EQUIPMENT, NET

The following table summarizes our property, plant, and equipment, net of accumulated depreciation.

As of December 31	Useful life (in years)	2023	2022
Machinery and equipment	2 - 10	$ 1,317.9	$ 1,208.3
Buildings and improvements	5 - 40	298.4	277.6
Furniture, fixtures and office equipment	3 - 7	83.7	80.5
Construction in progress		78.1	86.9
Land and improvements		29.5	29.3
Other		1.7	3.3
Plant, property and equipment, gross		1,809.3	1,685.9
Less: accumulated depreciation		(1,248.3)	(1,159.1)
Plant, property and equipment, net		$ 561.0	$ 526.8

Depreciation expense of $84.2, $80.7, and $85.8 was recognized in 2023, 2022 and 2021, respectively.

During 2022, we recorded a gain of $14.7 related to the sale of a former operating facility that was previously held by a business within our IP segment. During 2021, we recorded a gain of $7.0 related to the sale of land that was previously held by a business within our MT segment. These gains were recorded within Gain on sale of long-lived assets in our Consolidated Statements of Operations for the years ended December 31, 2022 and 2021.

NOTE 12
GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Goodwill

The following table provides a rollforward of the carrying amount of our goodwill by segment.

	Motion Technologies	Industrial Process	Connect & Control Technologies	Total
Goodwill as of December 31, 2021	$ 292.3	$ 352.4	$ 279.6	$ 924.3
Goodwill acquired	—	62.9	0.3	63.2
Foreign currency translation	(4.6)	(16.6)	(1.5)	(22.7)
Goodwill as of December 31, 2022	$ 287.7	$ 398.7	$ 278.4	$ 964.8
Goodwill acquired	—	—	44.6	44.6
Allocated to divestiture of business[a]	—	—	(2.7)	(2.7)
Foreign currency translation	4.6	4.3	0.7	9.6
Goodwill as of December 31, 2023	**$ 292.3**	**$ 403.0**	**$ 321.0**	**$ 1,016.3**

(a) During the fourth quarter of 2023, we completed the sale of our Matrix business, which was previously included within our CCT segment. Goodwill of $0.3 was allocated to the divestiture. Additionally, during the second quarter of 2023, we completed the sale of a product line within our CCT segment. Goodwill of $2.4 was allocated to the divestiture. See Note 22, Acquisitions, Investments, and Divestitures, for further information.

Goodwill acquired represents the preliminary calculation of the excess purchase price over the net assets acquired. During the year ended December 31, 2023, goodwill acquired is related to our acquisition of Micro-Mode. The valuation of Micro-Mode is pending completion. Upon completion, goodwill acquired will be adjusted based on the final fair values of the net assets acquired. For the year ended December 31, 2022, goodwill acquired is related to our acquisitions of Habonim and a product line from Clippard Instrument Laboratory, Inc. (Clippard). Refer to Note 22, Acquisitions, Investments, and Divestitures, for further information.

Other Intangible Assets, Net

The following table summarizes our other intangible assets, net of accumulated amortization.

	2023			2022		
As of December 31	Gross Carrying Amount	Accumulated Amortization	Net Intangibles	Gross Carrying Amount	Accumulated Amortization	Net Intangibles
Customer relationships[a]	$ 202.4	$ (138.4)	$ 64.0	$ 191.5	$ (127.1)	$ 64.4
Proprietary technology	61.5	(32.5)	29.0	59.2	(30.8)	28.4
Trademarks and other	22.0	(17.5)	4.5	17.6	(16.6)	1.0
Total finite-lived intangibles	285.9	(188.4)	97.5	268.3	(174.5)	93.8
Indefinite-lived intangibles	19.1	—	19.1	19.0	—	19.0
Other intangible assets	$ 305.0	$ (188.4)	$ 116.6	$ 287.3	$ (174.5)	$ 112.8

(a) During the fourth quarter of 2023, we completed the sale of our Matrix business, which was previously included within our CCT segment. Customer relationships with a net book value of $5.5 were written off as part of the divestiture. See Note 22, Acquisitions, Investments, and Divestitures, for further information.

In connection with the acquisition of Micro-Mode in May 2023, we acquired intangible assets with a preliminary fair value of $28.7. These intangible assets consist of the following:

	Useful life (in years)	Fair value
Customer relationships	20	$ 18.5
Developed technology	20	5.5
Trade name	20	2.3
Backlog	<2	1.9
Other	10	0.5
Total intangible assets acquired		$ 28.7

Refer to Note 22, Acquisitions, Investments, and Divestitures, for further information.

Customer relationships, proprietary technology and trademarks and other intangible assets are amortized over weighted average lives of approximately 13.6 years, 14.4 years and 7.1 years, respectively. Indefinite-lived intangibles primarily consist of brands and trademarks.

Amortization expense related to intangible assets for 2023, 2022 and 2021 was $19.1, $20.8, and $18.9, respectively. Estimated amortization expense for each of the five succeeding years and thereafter is as follows:

2024	$ 15.9
2025	14.0
2026	10.7
2027	8.7
2028	8.7
Thereafter	39.5

NOTE 13
ACCOUNTS PAYABLE, ACCRUED LIABILITIES AND OTHER NON-CURRENT LIABILITIES

The following table summarizes our accrued liabilities and other non-current liabilities.

As of December 31	2023	2022
Compensation and other employee-related benefits	$ 165.5	$ 134.4
Contract liabilities and other customer-related liabilities	133.6	92.2
Accrued income taxes and other tax-related liabilities	30.7	27.1
Operating lease liabilities	19.5	19.0
Accrued warranty costs	14.0	14.3
Environmental and other legal matters	5.8	5.7
Accrued restructuring costs	4.8	3.9
Other	39.2	36.8
Accrued and other current liabilities	$ 413.1	$ 333.4
Operating lease liabilities	$ 72.3	$ 58.9
Environmental liabilities	52.0	53.1
Deferred income taxes and other tax-related liabilities	25.0	31.1
Compensation and other employee-related benefits	38.0	25.0
Non-current maturities of long-term debt	5.7	7.7
Other	24.0	24.4
Other non-current liabilities	$ 217.0	$ 200.2

Supply Chain Financing

The Company has supply chain financing ("SCF") programs in place under which participating suppliers may elect to obtain payment from an intermediary. The Company confirms the validity of invoices from participating suppliers and agrees to pay the intermediary an amount based on invoice totals. The majority of amounts payable under these programs are due within 90 to 180 days and are considered commercially reasonable. There are no assets pledged as security or other forms of guarantees provided for the committed payments. As of December 31, 2023 and 2022, there were $19.7 and $12.9, respectively, of outstanding amounts payable to suppliers who have elected to participate in these SCF programs. These amounts were recorded within Accounts payable in our Consolidated Balance Sheets.

NOTE 14
LEASES

The Company's lease portfolio primarily relates to real estate, which may be used for manufacturing or non-manufacturing purposes (e.g., office space), and contains lease terms generally ranging between one and 18 years. Our lease portfolio also includes vehicles and equipment. Substantially all of our leases are classified as operating leases.

Lease costs associated with fixed payments related to the Company's operating leases were $30.2, $26.6, and $25.7 for the years ended December 31, 2023, 2022 and 2021, respectively. Short-term lease costs, variable lease costs, and sublease income related to our operating leases, as well as total lease costs related to our finance leases, were not material for the years ended December 31, 2023, 2022 and 2021.

The following table displays our future lease obligations related to non-cancellable operating leases with an initial term in excess of 12 months as of December 31, 2023.

2024	$	23.1
2025		20.0
2026		17.1
2027		12.4
2028		9.3
Thereafter		23.0
Total undiscounted future operating lease obligations		104.9
Less: imputed interest		13.1
Present value of future operating lease obligations[a]	$	91.8

(a) Includes $19.5 of current operating lease liabilities recorded within Accrued and other current liabilities and $72.3 of non-current operating lease liabilities recorded within Other non-current liabilities in our Consolidated Balance Sheets.

The following table includes other supplemental information regarding our operating leases.

As of or for the Year Ended December 31	2023		2022	
Operating cash outflows from operating leases[a]	$	24.5	$	25.9
Right-of-use assets obtained in exchange for new operating lease liabilities	$	32.5	$	18.3
Weighted average remaining lease term (in years)		6.1		5.8
Weighted average discount rate[b]		3.4 %		2.7 %

(a) Included within Other, net in our Consolidated Statements of Cash Flows.

(b) We use a discount rate for each lease based on an estimated incremental borrowing rate over a similar term as the lease, as the discount rate implicit in each lease cannot be readily determined.

In May 2022, we relocated our corporate headquarters from White Plains, New York to Stamford, Connecticut. During 2022, we terminated our former corporate headquarters lease, which resulted in an asset impairment charge of $1.7, reflected within our Consolidated Statements of Operations.

NOTE 15
DEBT

The following table summarizes our outstanding debt obligations.

As of December 31		2023		2022
Commercial paper[a]	$	**184.9**	$	448.3
Short-term loans		**0.5**		0.5
Current maturities of long-term debt		**2.3**		2.2
Total short-term borrowings		**187.7**		451.0
Non-current maturities of long-term debt		**5.7**		7.7
Total debt	$	**193.4**	$	458.7

(a) The decrease in commercial paper outstanding from December 31, 2022 to December 31, 2023 was primarily related to higher share repurchase and acquisition activity in the prior year that was financed using commercial paper, and timing of repayments. See Note 18, Capital Stock, and Note 22, Acquisitions, Investments, and Divestitures, for additional information.

Commercial Paper

The following table presents our outstanding commercial paper borrowings and associated weighted average interest rates.

As of or for the Year Ended December 31	2023	2022
Commercial Paper Outstanding - U.S. Program	**$ 184.9**	$ 299.2
Commercial Paper Outstanding - Euro Program	**—**	149.1
Total Commercial Paper Outstanding	**$ 184.9**	$ 448.3
Weighted Average Interest Rate - U.S. Program	**5.61 %**	4.92 %
Weighted Average Interest Rate - Euro Program	**N/A**	2.31 %

Outstanding commercial paper for both periods had maturity terms less than three months from the date of issuance.

Revolving Credit Agreement

On August 5, 2021, we entered into a revolving credit facility agreement with a syndicate of third party lenders including Bank of America, N.A., as administrative agent (the 2021 Revolving Credit Agreement). Upon its effectiveness, this agreement replaced our existing $500 revolving credit facility due November 2022 (the 2014 Revolving Credit Agreement). The 2021 Revolving Credit Agreement matures in August 2026 and provides for an aggregate principal amount of up to $700. The 2021 Revolving Credit Agreement provides for a potential increase of commitment of up to $350 for a possible maximum of $1,050 in aggregate commitments at the request of the Company and with the consent of the institutions providing such increase of commitments.

On May 10, 2023, we entered into the First Amendment (the Amendment) to the Company's 2021 Revolving Credit Agreement. In connection with the phase out of LIBOR as a reference interest rate, the Amendment replaced LIBOR as a benchmark for United States Dollar revolving borrowings with the term secured overnight financing rate (Term SOFR), and replaced LIBOR as a benchmark for Euro swing line borrowings with the euro overnight short-term rate (ESTR). The Amendment did not have a significant impact on the Company's consolidated financial statements.

Since the Amendment, the interest rate per annum on the 2021 Revolving Credit Agreement is based on the Term SOFR rate of the currency we borrow in, plus a margin of 1.1%. There is a 0.15% fee per annum applicable to the commitments under the 2021 Revolving Credit Agreement. The margin and fees are subject to adjustment should the Company's credit ratings change.

As of December 31, 2023 and December 31, 2022, we had no outstanding obligations under the current or former revolving credit facility.

The 2021 Revolving Credit Agreement contains customary affirmative and negative covenants that, among other things, will limit or restrict our ability to: incur additional debt or issue guarantees; create certain liens; merge or consolidate with another person; sell, transfer, lease or otherwise dispose of assets; liquidate or dissolve; and enter into restrictive covenants. Additionally, the 2021 Revolving Credit Agreement requires us not to permit the ratio of consolidated total indebtedness to consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) (leverage ratio) to exceed 3.50 to 1.00, with a qualified acquisition step up immediately following such qualified acquisition of 4.00 to 1.00 for four quarters, 3.75 to 1.00 for two quarters thereafter, and returning to 3.50 to 1.00 thereafter.

As of December 31, 2023, all financial covenants (e.g., leverage ratio) associated with the 2021 Revolving Credit Agreement were within the prescribed thresholds.

Long-term Debt

Our long-term debt is primarily related to outstanding Italian government loans maturing in June 2027. Our long-term debt carries a weighted average fixed interest rate of 0.86% and requires annual principal and interest payments of approximately $2.0, on average, through maturity. The non-current portion of long-term debt is presented within other non-current liabilities in our Consolidated Balance Sheets.

Subsequent Event

On January 12, 2024, ITT Italia S.r.l. ("ITT Italia"), an indirect wholly owned subsidiary of ITT, entered into a facility agreement (the "ITT Italia Credit Agreement"), among the Company, as a guarantor, ITT Italia, as borrower, and BNP Paribas, Italian Branch, as bookrunner, sole underwriter and global coordinator, mandated lead arranger and agent.

The ITT Italia Credit Agreement has an initial maturity of three years and provides for term loan borrowings in an aggregate principal amount of €300 million, €275 million of which have been used to finance the Company's acquisition of Svanehøj Group A/S, which closed on January 19, 2024.

The interest rate per annum on the ITT Italia Credit Agreement is based on the EURIBOR rate for Euros, plus a margin of 1.00%. The margin and fees are subject to adjustment should the Company's credit ratings change.

The ITT Italia Credit Agreement contains customary affirmative and negative covenants, as well as financial covenants (e.g., leverage ratio), that are similar to those contained in our 2021 Revolving Credit Agreement, as described above.

NOTE 16
POSTRETIREMENT BENEFIT PLANS

Defined Contribution Plans

Substantially all of ITT's U.S. and certain international employees are eligible to participate in a defined contribution plan. ITT sponsors numerous defined contribution savings plans, which allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with specified guidelines. Certain plans require us to match a portion of the employee contributions. Company contributions charged to expense amounted to $17.3, $16.5 and $14.5 for 2023, 2022 and 2021, respectively.

The ITT Stock Fund, an investment option in our U.S. based defined contribution plan, is considered an employee stock ownership plan and, as a result, participants in the ITT Stock Fund may receive dividends in cash or may reinvest such dividends into the ITT Stock Fund. The ITT Stock Fund held approximately 0.1 shares of ITT common stock at December 31, 2023.

Defined Benefit Plans

ITT currently sponsors a number of defined benefit pension plans, primarily outside of the U.S., which have approximately 970 active participants. As of December 31, 2023, international pension plans represented 87% of our total projected pension benefit obligation. There is one remaining U.S. pension plan, which is frozen to new participants. International plan benefits are primarily determined based on participant years of service, future compensation, and age at retirement or termination.

ITT also provides health care and life insurance benefits for certain unionized employees in the U.S. upon retirement. Nearly all of these plans are closed to new participants. The majority of the liability pertains to retirees with postretirement medical insurance.

Other Postretirement Employee Benefit (OPEB) Plan Amendment and Remeasurement

On July 31, 2022, management approved changes to a postretirement medical plan, covering certain unionized employees and retirees within our IP business. These changes closed the plan to new hires and, beginning in 2023, plan participants will receive a fixed contribution into a Health Reimbursement account. The plan amendment resulted in a decrease in our other postretirement benefit obligation and a prior service credit of $8.1 in 2022. The prior service credit was reflected in other comprehensive income and will be recognized into net income over approximately 10 years.

Balance Sheet Information

The following table provides a summary of the funded status of our postretirement benefit plans and the presentation of the funded status within our Consolidated Balance Sheets.

	2023			2022		
As of December 31	Pension	Other Benefits	Total	Pension	Other Benefits	Total
Fair value of plan assets	$ 0.4	$ —	$ 0.4	$ 0.4	$ —	$ 0.4
Projected benefit obligation	84.4	66.2	150.6	79.1	70.7	149.8
Funded status	$ (84.0)	$ (66.2)	$ (150.2)	$ (78.7)	$ (70.7)	$ (149.4)
Amounts reported within:						
Non-current assets	$ 0.2	$ —	$ 0.2	$ 0.2	$ —	$ 0.2
Accrued liabilities	(5.5)	(6.2)	(11.7)	(5.6)	(6.8)	(12.4)
Non-current liabilities	(78.7)	(60.0)	(138.7)	(73.3)	(63.9)	(137.2)

A portion of our projected benefit obligation includes amounts that have not yet been recognized as expense in our results of operations. Such amounts are recorded within accumulated other comprehensive loss until they are amortized as a component of net periodic postretirement cost.

The following table provides a summary of amounts recorded within accumulated other comprehensive loss.

As of December 31	2023 Pension	Other Benefits	Total	2022 Pension	Other Benefits	Total
Net actuarial loss	$ 9.5	$ 0.4	$ 9.9	$ 5.7	$ 3.4	$ 9.1
Prior service cost (benefit)	0.3	(18.5)	(18.2)	0.3	(24.6)	(24.3)
Total	$ 9.8	$ (18.1)	$ (8.3)	$ 6.0	$ (21.2)	$ (15.2)

The following tables provide a rollforward of the benefit obligation, plan assets and funded status for our U.S. and international pension plans and our other employee-related defined benefit plans.

For the Year Ended December 31	2023 U.S. Pension	Int'l Pension	Other Benefits	Total	2022 U.S. Pension	Int'l Pension	Other Benefits	Total
Change in benefit obligation								
Benefit obligation as of January 1	$ 11.2	$ 67.9	$ 70.7	$ 149.8	$ 14.8	$ 93.1	$ 106.4	$ 214.3
Service cost	—	0.8	0.3	1.1	—	1.2	0.6	1.8
Interest cost	0.6	2.4	3.1	6.1	0.3	1.0	2.2	3.5
Amendments	—	—	—	—	—	—	(8.1)	(8.1)
Actuarial loss (gain)[a]	0.3	3.4	(2.9)	0.8	(3.0)	(18.3)	(23.3)	(44.6)
Benefits paid	(0.9)	(3.2)	(5.0)	(9.1)	(0.9)	(3.1)	(7.1)	(11.1)
Settlement	—	(0.4)	—	(0.4)	—	—	—	—
Foreign currency translation	—	2.3	—	2.3	—	(6.0)	—	(6.0)
Benefit obligation as of December 31	$ 11.2	$ 73.2	$ 66.2	$ 150.6	$ 11.2	$ 67.9	$ 70.7	$ 149.8

(a) The actuarial gain in 2022 is primarily due to an increase in discount rates during the year.

For the Year Ended December 31	2023 U.S. Pension	Int'l Pension	Other Benefits	Total	2022 U.S. Pension	Int'l Pension	Other Benefits	Total
Change in plan assets								
Plan assets as of January 1	$ —	$ 0.4	$ —	$ 0.4	$ —	$ 0.5	$ —	$ 0.5
Employer contributions	0.9	3.6	5.0	9.5	0.9	3.0	7.1	11.0
Benefits and expenses paid	(0.9)	(3.2)	(5.0)	(9.1)	(0.9)	(3.1)	(7.1)	(11.1)
Settlement	—	(0.4)	—	(0.4)	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—
Plan assets as of December 31	$ —	$ 0.4	$ —	$ 0.4	$ —	$ 0.4	$ —	$ 0.4
Funded status at end of year	$ (11.2)	$ (72.8)	$ (66.2)	$ (150.2)	$ (11.2)	$ (67.5)	$ (70.7)	$ (149.4)

The accumulated benefit obligation for all defined benefit pension plans was $82.5 and $77.5 as of December 31, 2023 and 2022, respectively. Information for pension plans with an accumulated benefit obligation in excess of plan assets is included in the following table.

As of December 31	2023	2022
Projected benefit obligation	$ 84.2	$ 78.9
Accumulated benefit obligation	82.3	77.3
Fair value of plan assets	—	—

Statements of Operations Information

The following table provides the components of net periodic postretirement cost and other amounts recognized in other comprehensive loss as they pertain to our defined benefit pension plans.

| | 2023 | | | 2022 | | | 2021 | | |
For the Year Ended December 31	U.S. Pension	Int'l Pension	Total	U.S. Pension	Int'l Pension	Total	U.S. Pension	Int'l Pension	Total
Net periodic postretirement cost - pension									
Service cost	$ —	$ 0.8	$ 0.8	$ —	$ 1.2	$ 1.2	$ —	$ 1.4	$ 1.4
Interest cost	0.6	2.4	3.0	0.3	1.0	1.3	0.3	0.7	1.0
Amortization of net actuarial loss	—	—	—	0.2	1.1	1.3	0.2	1.6	1.8
Net periodic postretirement cost	0.6	3.2	3.8	0.5	3.3	3.8	0.5	3.7	4.2
Settlement charge and other[(a)]	—	0.1	0.1	—	—	—	(3.4)	—	(3.4)
Total net periodic postretirement cost	0.6	3.3	3.9	0.5	3.3	3.8	(2.9)	3.7	0.8
Other changes in plan assets and benefit obligations recognized in other comprehensive income									
Net actuarial (gain) loss	0.3	3.4	3.7	(3.0)	(18.3)	(21.3)	(0.1)	(6.3)	(6.4)
Amortization of net actuarial loss	—	—	—	(0.2)	(1.1)	(1.3)	(0.2)	(1.6)	(1.8)
Foreign currency translation and other	—	0.1	0.1	—	(1.7)	(1.7)	—	(2.7)	(2.7)
Total change recognized in other comprehensive income	0.3	3.5	3.8	(3.2)	(21.1)	(24.3)	(0.3)	(10.6)	(10.9)
Total impact from net periodic postretirement cost and changes in other comprehensive income	$ 0.9	$ 6.8	$ 7.7	$ (2.7)	$ (17.8)	$ (20.5)	$ (3.2)	$ (6.9)	$ (10.1)

(a) 2021 includes income of $3.4 from a pricing adjustment associated with the 2020 termination and sale of the U.S. qualified pension plan.

The following table provides the components of net periodic postretirement cost and other amounts recognized in other comprehensive loss as they pertain to other employee-related defined benefit plans.

For the Year Ended December 31	2023	2022	2021
Net periodic postretirement cost - other postretirement			
Service cost	$ 0.3	$ 0.6	$ 0.7
Interest cost	3.1	2.2	1.8
Amortization of net actuarial loss	—	1.8	2.6
Amortization of prior service benefit	(6.0)	(5.5)	(5.1)
Total net periodic postretirement cost	(2.6)	(0.9)	—
Other changes in plan assets and benefit obligations recognized in other comprehensive income			
Net actuarial (gain) loss	(2.9)	(23.3)	(8.2)
Prior service benefit	—	(8.1)	—
Amortization of net actuarial loss	—	(1.8)	(2.6)
Amortization of prior service credit	6.0	5.5	5.1
Total changes recognized in other comprehensive income	3.1	(27.7)	(5.7)
Total impact from net periodic postretirement cost and changes in other comprehensive income	$ 0.5	$ (28.6)	$ (5.7)

Postretirement Plan Assumptions

The determination of projected benefit obligations and the recognition of expenses related to postretirement benefit plans are dependent on various assumptions that are judgmental and developed in consultation with external advisors. Management develops each assumption using relevant Company experience in conjunction with market-related data for each individual country in which such plans exist. Periodically, the Company performs experience studies to validate certain actuarial assumptions such as age of retirement, rates of turnover, utilization of optional forms of payments. The actuarial assumptions are based on the provisions of the applicable accounting pronouncements, review of various market data and discussion with our external advisors. Assumptions are reviewed annually and adjusted as necessary. Changes in these assumptions could materially affect our financial statements.

The following table provides the weighted-average assumptions used to determine projected benefit obligations and net periodic postretirement cost as they pertain to our U.S. and non-U.S. defined benefit pension plans and other employee-related defined benefit plans.

	2023			2022		
	U.S. Pension	Int'l Pension	Other Benefits	U.S. Pension	Int'l Pension	Other Benefits
Obligation Assumptions:						
Discount rate	5.0 %	3.1 %	5.0 %	5.3 %	3.6 %	5.3 %
Rate of future compensation increase	N/A	3.4 %	N/A	N/A	2.8 %	N/A
Cost Assumptions:						
Discount rate	5.3 %	3.6 %	5.3 %	2.7 %	1.1 %	3.0 %
Expected return on plan assets	N/A	1.0 %	N/A	N/A	1.0 %	N/A

The discount rate is used to calculate the present value of expected future benefit payments at the measurement date. The discount rate assumption is based on current investment yields of high-quality fixed income investments during the retirement benefits maturity period. The pension discount rate is determined by considering an interest rate yield curve comprising AAA/AA bonds, with maturities that are generally between zero and 30 years, developed by the plan's actuaries. Annual benefit payments are then discounted to present value using this yield curve to develop a single discount rate matching the plan's characteristics.

We estimate the service and interest components of net periodic benefit cost of the U.S. defined benefit plans by discounting the individual expected cash flows underlying the service cost and interest cost using the applicable spot rates from the yield curve used to discount the cash flows in measuring the benefit obligation.

The rate of future compensation increase assumption for foreign plans reflects our long-term actual experience and future and near-term outlook. The rate of future compensation increase assumption is not applicable for the U.S. plan because the plan is frozen.

The Company has updated the mortality assumption to reflect the most recent projection update.

The assumed rate of future increases in the per capita cost of health care (the health care trend rate) is 7.3% for pre-age 65 retirees and 6.3% for post-age 65 retirees for 2024, decreasing ratably to 4.5% in 2031. To the extent that actual experience differs from these assumptions, the effect will be amortized over the average future working life or life expectancy of the plan participants.

Fair Value of Plan Assets

As of December 31, 2023 and 2022, our plan assets were not material.

Contributions

Our postretirement plans are largely unfunded, and therefore plan contributions generally reflect required benefit payments. We fund certain of our international pension plans in countries where funding is allowable and tax-efficient. During 2023 and 2022, we contributed $4.5 and $3.9, respectively, to our global pension plans and we anticipate making contributions of approximately $6 during 2024.

We contributed $5.0 and $7.1 to our other employee-related defined benefit plans during 2023 and 2022, respectively. We estimate that the 2024 contributions to our other employee-related defined benefit plans will be approximately $6.

Estimated Future Benefit Payments

The following table provides the projected timing of payments for benefits earned to date and the expectation that certain future service will be earned by current active employees for our pension and other employee-related benefit plans.

	U.S. Pension	Int'l Pension	Other Benefits
2024	$ 0.9	$ 4.6	$ 6.2
2025	0.9	3.8	5.9
2026	0.9	3.8	5.6
2027	0.9	3.7	5.4
2028	0.9	3.9	5.2
2029 - 2033	4.4	19.8	23.4

NOTE 17
LONG-TERM INCENTIVE EMPLOYEE COMPENSATION

The 2011 Omnibus Incentive Plan (2011 Incentive Plan) was approved by shareholders and established in May 2011 to provide for the awarding of options on common shares and full value restricted common shares or units to employees and non-employee directors. As of December 31, 2023, 36.5 shares were available for future grants under the 2011 Incentive Plan. The Company can make shares available for the exercise of stock options or vesting of restricted shares or units by purchasing shares in the open market.

Our long-term incentive plan (LTIP) awards are comprised of two components: restricted stock units (RSUs) and performance stock units (PSUs). The majority of RSUs and PSUs settle in shares; however RSUs and PSUs granted to certain international employees are settled in cash. We account for equity-settled RSUs and PSUs as equity-based compensation awards. We account for cash-settled RSUs and PSUs as liability-based awards. PSUs contain equally weighted performance conditions for total shareholder return (TSR) and return on invested capital (ROIC). PSUs vest based on predetermined performance metrics that align with the Company's stock price and financial performance following a three-year performance period and are subject to a payout factor which includes a maximum and minimum payout. PSUs are accounted for as two distinct awards, a TSR award and a ROIC award.

LTIP costs are primarily recorded within General and administrative expenses in our Consolidated Statements of Operations, at their grant date fair value over the requisite service period (typically three years) on a straight-line basis and are reduced by forfeitures as they occur.

The following table summarizes our share-based compensation expense associated with our LTIP awards.

For the Year Ended December 31	2023	2022	2021
Equity-based awards	$ 20.2	$ 18.1	$ 16.5
Liability-based awards	1.7	1.0	1.3
Total share-based compensation expense	$ 21.9	$ 19.1	$ 17.8

The income tax benefit realized during 2023, 2022 and 2021 associated with exercised stock options and vested restricted stock was $0.9, $2.4 and $3.2, respectively.

As of December 31, 2023, there was $25.0 of total unrecognized compensation cost related to non-vested equity awards. This cost is expected to be recognized ratably over a weighted-average period of 1.8 years. Additionally, unrecognized compensation cost related to liability-based awards was $2.4, which is expected to be recognized ratably over a weighted-average period of 1.9 years.

The fair value of equity-settled RSUs is determined using the closing price of the Company's common stock on the date of grant. The fair value of cash-settled RSUs is remeasured using the closing price of ITT's common stock at the end of each reporting period. Recipients do not have voting rights and do not receive cash dividends during the restriction period. Dividend equivalents on RSUs, which are subject to forfeiture, are accrued and paid in cash upon vesting of the RSU. If a recipient retires or is terminated other than for cause, a pro rata portion of the RSU may vest.

For PSUs, the fair value of the ROIC award is based on the closing price of ITT common stock on the date of grant less the present value of expected dividend payments during the vesting period. For ROIC awards granted in 2023, a dividend yield of 1.24% was assumed based on ITT's annualized dividend payment of $1.16 per share and the March 3, 2023 closing stock price of $93.83. The fair value of the ROIC award is fixed on the grant date; however, a probability assessment is performed each reporting period to estimate the likelihood of achieving the ROIC targets and the amount of compensation to be recognized.

The fair value of the TSR award is measured using a Monte Carlo simulation on the date of grant, measuring potential total shareholder return for ITT relative to the other companies in the S&P 400 Capital Goods Index (the TSR Performance Group). The expected volatility of ITT's stock price is based on the historical volatility of a peer group while expected volatility for the other companies in the TSR Performance Group is based on their own stock price history. For TSR awards granted in 2023, all volatility and correlation measures were based on three years of daily historical price data through March 3, 2023, corresponding to the three-year performance period of the award. As the grant date occurs after the beginning of the performance period, actual TSR performance between the beginning of the performance period (December average closing stock price) and the grant date was reflected in the valuation. For TSR awards granted in 2023, a dividend yield of 1.24% was assumed based on ITT's annualized dividend payment of $1.16 per share and the March 3, 2023 closing stock price of $93.83.

The table below provides a rollforward of our outstanding RSUs and PSUs.

Restricted Stock and Performance Units	2023		2022		2021	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding as of January 1	0.7	$ 76.36	0.7	$ 71.21	0.8	$ 59.25
Granted	0.3	99.33	0.3	77.72	0.3	90.14
Vested and issued	(0.2)	69.91	(0.3)	66.20	(0.3)	57.36
Forfeited	(0.1)	77.20	—	—	(0.1)	68.18
Outstanding as of December 31	0.7	$ 88.40	0.7	$ 76.36	0.7	$ 71.21
Vested pending issuance	0.1	$ 98.67	0.1	$ 63.88	0.1	$ 65.25

The table below provides the number of our outstanding shares by award type. Cash-settled RSUs and PSUs outstanding were not material.

As of December 31	2023	2022	2021
Equity-settled RSUs	0.4	0.4	0.4
Equity-settled PSUs	0.3	0.2	0.3

As of December 31, 2023, substantially all RSUs outstanding are expected to vest. As of December 31, 2023, the total number of PSUs expected to vest based on current performance estimates, including those vested but pending issuance, was 0.4.

Non-Qualified Stock Options

Prior to 2017, our LTIP award grants also included non-qualified stock options (NQOs). NQOs outstanding and exercisable were nominal as of December 31, 2023, and 0.1 as of both December 31, 2022 and 2021. As of December 31, 2023, there were no options "out-of-the-money" and all options outstanding were fully vested. NQOs exercised of 0.1 during each of the years ended December 31, 2023, 2022 and 2021 resulted in cash proceeds of $0.6, $1.8 and $1.2, respectively.

Employee Stock Purchase Plan

We sponsor the ITT Inc. 2023 Employee Stock Purchase Plan (2023 ESPP), pursuant to which eligible employees may elect to contribute from 1% to 10% of their eligible compensation, which includes after-tax base salary and annual bonus, subject to certain income limits, to purchase shares of ITT's common stock. The adoption of the 2023 ESPP was approved by our shareholders at our 2023 Annual Shareholders Meeting. The aggregate number of shares of ITT's stock authorized for issuance under the 2023 ESPP was 0.5.

Pursuant to the terms of the 2023 ESPP, employees may purchase stock under the 2023 ESPP at a price equal to 95% of ITT's closing stock price on the purchase date. For the year ended December 31, 2023, no stock-based compensation expense was recorded in connection with the 2023 ESPP because the criteria of a non-compensatory plan in accordance with ASC 718, *Compensation - Stock Compensation,* were met.

NOTE 18
CAPITAL STOCK

ITT has authority to issue an aggregate of 300 shares of capital stock, of which 250 shares have been designated as common stock having a par value of $1 per share and 50 shares have been designated as preferred stock not having any par or stated value. There was no preferred stock outstanding as of December 31, 2023 and 2022.

The holders of ITT common stock are entitled to receive dividends when and as declared by ITT's Board of Directors. Dividends are paid quarterly. Dividends declared were $1.160, $1.056 and $0.880 per common share totaling $95.9, $87.7, and $76.2 in 2023, 2022, and 2021, respectively.

On October 30, 2019, the Board of Directors approved our current program, an indefinite term $500 open-market share repurchase program (the 2019 Plan). During 2023, 2022, and 2021, we repurchased and retired 0.7 shares, 3.0 shares, and 1.2 shares of common stock for $60.5, $245.3 and $104.8, respectively, under the 2019 Plan. 2023 included $0.5 related to a 1% excise tax assessed on share repurchases under the Inflation Reduction Act of 2022, which went into effect for repurchases made after December 31, 2022. As of December 31, 2023, there was $78.8 of remaining authorization left under the 2019 Plan.

On October 4, 2023, the Board of Directors approved an indefinite term $1,000 open-market share repurchase program (the 2023 Plan). Repurchases under this authorization will begin upon the completion of the 2019 Plan.

Separate from our open-market share repurchase programs, the Company withheld 0.1 shares of common stock during each of the years ended 2023, 2022 and 2021 for an aggregate purchase price of $7.2, $8.8, and $11.7, respectively, in settlement of employee tax withholding obligations due upon the vesting of equity-based compensation awards.

NOTE 19
COMMITMENTS AND CONTINGENCIES

From time to time, we are involved in litigation, claims, government inquiries, investigations and proceedings, including but not limited to those relating to environmental exposures, intellectual property matters, personal injury claims, product liabilities, regulatory matters, commercial and government contract issues, employment and employee benefit matters, commercial or contractual disputes, and securities matters.

Although the ultimate outcome of any legal matter cannot be predicted with certainty, based on present information including our assessment of the merits of the particular claim, as well as our current reserves and insurance coverage, we do not expect that such legal proceedings will have any material adverse impact on our financial statements, unless otherwise noted below. However, there can be no assurance that an adverse outcome in any of the proceedings described below will not result in material fines, penalties or damages, changes to the Company's business practices, loss of (or litigation with) customers or a material adverse effect on our financial statements.

Asbestos Matters

On June 30, 2021, the Company completed the sale of InTelCo Management LLC (InTelCo), a former subsidiary of the Company which previously held its asbestos-related assets and liabilities, to a third party, Sapphire TopCo, Inc. (Buyer). The sale included a $398.0 cash contribution from the Company to InTelCo. Following the completion of the sale, the Company no longer has any obligation with respect to pending and future asbestos claims and has deconsolidated InTelCo from its financial results.

The table below summarizes our total net asbestos-related (benefit) costs.

For the Year Ended December 31	2023		2022		2021	
Asbestos provision, net[a]	$	—	$	—	$	14.4
Gain on divestiture before income tax		—		—		(88.8)
Asbestos-related (benefit) costs, net	$	—	$	—	$	(74.4)

(a) 2021 includes costs related to the divestiture of InTelCo as well as certain administrative costs such as legal-related costs for insurance asset recoveries.

Environmental Matters

In the ordinary course of business, we are subject to federal, state, local, and foreign environmental laws and regulations. We are responsible, or are alleged to be responsible, for ongoing environmental investigation and site remediation. These sites are in various stages of investigation and/or remediation and in many of these proceedings our liability is considered de minimis. We have received notification from the U.S. Environmental Protection Agency, and from similar state and foreign environmental agencies, that a number of sites formerly or currently owned or operated by the Company, and other properties or water supplies that may be or have been impacted from those operations, contain disposed or recycled materials or wastes and require environmental investigation or remediation. These sites include instances where we have been identified as a potentially responsible party under federal and state environmental laws and regulations.

Accruals for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The following table provides a rollforward of the estimated current and long-term environmental liability.

	2023		2022	
Balance as of January 1	$	57.1	$	54.1
Changes in estimates for pre-existing accruals:				
Continuing operations		2.6		1.7
Discontinued operations[a]		—		5.4
Accruals added during the period for new matters		—		0.1
Cash payments		(3.9)		(4.0)
Foreign currency		0.2		(0.2)
Balance as of December 31	$	56.0	$	57.1

(a) During 2022, we increased the estimated environmental liability for a former site of ITT by $5.4 and recognized an insurance-related asset of $4.3. The resulting net pre-tax expense of $1.1 has been presented as a loss from discontinued operations within our Consolidated Statements of Operations.

Environmental-related assets, including a qualified settlement fund (QSF) and estimated recoveries from insurance providers and other third parties, were $10.0 and $13.6 as of December 31, 2023 and 2022, respectively.

The following table illustrates the reasonably possible high range of estimated liability and number of active sites for environmental matters.

As of December 31	2023		2022	
High-end estimate of environmental liability	$	98.2	$	93.5
Number of open environmental sites		26		28

As actual costs incurred at identified sites in future periods may vary from our current estimates given the inherent uncertainties in evaluating environmental exposures, management believes it is possible that the outcome of these uncertainties may have a material adverse effect on our financial statements.

NOTE 20
GUARANTEES, INDEMNITIES AND WARRANTIES

Indemnities

Since our founding in 1920 (pre-spin-offs), we have acquired and disposed of numerous businesses. The related acquisition and disposition agreements allocate certain assets and liabilities among the parties and contain various representation and warranty clauses and may provide indemnities for a misrepresentation or breach of the representations and warranties by either party or for assumed or excluded liabilities. These provisions address a variety of subjects. The term and monetary amounts of each such provision are defined in the specific agreements and may be affected by various conditions and external factors. Many of the provisions have expired either by operation of law or as a result of the terms of the agreement. We do not have a liability recorded for these expired provisions and are not aware of any claims or other information that would give rise to material payments under such provisions.

Guarantees

We have $159.4 of guarantees, letters of credit and similar arrangements outstanding at December 31, 2023, primarily pertaining to commercial or performance guarantees and insurance matters. We have not recorded any material loss contingencies under these guarantees, letters of credit and similar arrangements as of December 31, 2023 as the likelihood of nonperformance by ITT is considered remote. From time to time, we may provide certain third-party guarantees that may be affected by various conditions and external factors, some of which could require that payments be made under such guarantees. We do not consider the maximum exposure or current recorded liabilities under our third-party guarantees to be material either individually or in the aggregate. We do not believe such payments would have a material adverse impact on our Consolidated Financial Statements.

Warranties

ITT warrants numerous products, the terms of which vary widely. In general, ITT warrants its products against defect and specific non-performance. In certain markets, such as automotive, aerospace and rail, liability for product defects could extend beyond the selling price of the product and could be significant if the defect interrupts production or results in a recall.

The table below presents a rollforward of our total warranty liability, which is recorded within Accrued liabilities and Other non-current liabilities in our Consolidated Balance Sheets.

	2023	2022
Warranty liability as of January 1	$ 16.2	$ 20.1
Warranty expense	5.4	1.8
Payments	(5.1)	(5.2)
Foreign currency and other	—	(0.5)
Warranty liability as of December 31	$ 16.5	$ 16.2

NOTE 21
DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to various market risks relating to its ongoing business operations. From time to time, we use derivative financial instruments to mitigate our exposure to certain of these risks, including foreign exchange rate and commodity price fluctuations. By using derivatives, the Company is further exposed to credit risk. Our exposure to credit risk includes the counterparty's failure to fulfill its financial obligations under the terms of the derivative contract. The Company attempts to minimize its exposure by avoiding concentration risk among its counterparties and by entering into transactions with creditworthy counterparties.

Foreign Currency Derivative Contracts

The Company enters into foreign currency forward or option contracts to mitigate foreign currency risk associated with transacting with international customers, suppliers, and subsidiaries. The notional amounts and fair values of our outstanding foreign currency derivative contracts, which are recorded within other current assets in our Consolidated Balance Sheets, were as follows:

As of December 31		2023		2022
Notional amount (U.S. dollar equivalent)	$	258.4	$	136.5
Fair value of foreign currency derivative contracts[a]	$	3.8	$	1.7

(a) Our foreign currency derivative contracts are classified within Level 2 of the fair value hierarchy because these contracts are not actively traded and the valuation inputs are based on market observable data of similar instruments.

Gains or losses arising from changes in fair value of our foreign currency derivative contracts are recorded within General and administrative expenses in our Consolidated Statements of Operations, and were as follows:

For the Year Ended December 31		2023		2022
(Loss) gain on foreign currency derivative contracts[b]	$	(2.5)	$	10.1

(b) None of our derivative contracts were designated as hedging instruments under ASC 815, *Derivatives & Hedging*.

The cash flow impact upon settlement of our foreign currency derivative contracts is included in operating activities in our Consolidated Statements of Cash Flows. During the year ended December 31, 2023 and December 31, 2022, net cash inflows from foreign currency derivative contracts were $1.5 and $7.7, respectively.

NOTE 22
ACQUISITIONS, INVESTMENTS, AND DIVESTITURES

Acquisition of Micro-Mode Products, Inc. (Micro-Mode)

On May 2, 2023, we completed the acquisition of 100% of the privately held stock of Micro-Mode for a purchase price of $79.3, net of cash acquired. Micro-Mode is a specialty designer and manufacturer of high-bandwidth radio frequency (RF) connectors for harsh environment defense and space applications. Micro-Mode has a single manufacturing site near San Diego, California and generated approximately $26 in sales in 2022. Subsequent to the acquisition, Micro-Mode's results have been reported within our CCT segment.

Acquisition of Habonim Industrial Valves and Actuators Ltd (Habonim)

On April 4, 2022, we completed the acquisition of 100% of the privately held stock of Habonim for a purchase price of $139.9. Habonim is a designer and manufacturer of valves, valve automation and actuation for gas distribution (including liquified natural gas), biotech and harsh application service sectors. Habonim sells directly to original equipment manufacturers and integrators for customized solutions. Habonim has operations in Israel, the U.S. and the Netherlands, and has a workforce of approximately 200 employees. Subsequent to the acquisition, Habonim's results have been reported within our IP segment. The allocation of the purchase price to the assets acquired and liabilities assumed was completed as of April 1, 2023, and is presented in the table below.

The assets acquired and liabilities assumed for both our Micro-Mode and Habonim acquisitions were recorded at fair value. As of December 31, 2023, the allocation of the purchase price to the assets acquired and liabilities assumed was substantially complete related to our acquisition of Micro-Mode, and was completed related to our acquisition of Habonim, and is presented in the table below.

Allocation of Purchase Price	Micro-Mode	Habonim
Receivables	$ 2.7	$ 10.2
Inventory	5.6	17.8
Plant, property and equipment	6.0	16.1
Goodwill	44.6	62.9
Other intangible assets	28.7	47.2
Other assets	0.3	4.2
Accounts payable and accrued liabilities	(2.3)	(8.7)
Other liabilities	(6.3)	(7.1)
Noncontrolling interest	—	(2.7)
Net assets acquired	**$ 79.3**	**$ 139.9**

Related to the acquisition of Micro-Mode, the primary areas of the purchase price allocations that are not yet finalized relate to the valuation of certain tangible and intangible assets, certain liabilities, income tax, and residual goodwill, which represents the excess of the purchase price over the fair value of the net tangible and other intangible assets acquired. We expect to obtain the information necessary to finalize the fair value of the net assets and liabilities during the measurement period, not to exceed one year from the acquisition date. Changes to the preliminary estimates of the fair value during the measurement period will be recorded as adjustments to those assets and liabilities with a corresponding adjustment to goodwill in the period they occur. The goodwill arising from this acquisition is not deductible for income tax purposes.

Pro forma results of operations have not been presented because the acquisitions were not deemed significant as of their acquisition dates.

Acquisition of Product Line

During June 2022, we purchased all production assets and proprietary technology related to an energy absorption product line for high-cycle applications in industrial automation. The Company determined that the product line met the definition of a business per ASC 805, *Business Combinations*. The product line was acquired for $7.0 from Clippard Instrument Laboratory, Inc., which is a third party U.S. manufacturer of electronic and pneumatic components, and is included within our CCT segment.

Investments in CRP Technology and CRP USA (CRP)

During the second quarter of 2022, we purchased a minority investment of 46% in CRP Technology Srl and 33% in CRP USA LLC (collectively "CRP") for $23.0. CRP is a manufacturer of reinforced composite materials for 3D printing for the aerospace, defense, premium automotive, and motorsports industries. CRP's Windform® high-performance materials enable engineers to develop complex, customized designs while providing lightweight and exceptionally durable products. In May 2023, ITT purchased an additional 9% share of CRP USA LLC for $1.4. This additional investment brought ITT's direct share ownership in CRP USA LLC to 42%. The CRP investments are accounted for as equity method investments.

Divestiture of Matrix Composites, Inc. (Matrix)

On December 29, 2023, we completed the sale of our Matrix business, an aerospace and defense components manufacturer within our CCT segment, to a third party for total cash proceeds of $1.0. In connection with this transaction, we recorded a $15.3 pre-tax loss, which has been presented within General and administrative expenses on our Consolidated Statement of Operations for the year ended December 31, 2023.

Divestiture of Product Line

During the second quarter of 2023, we completed the sale of a product line within our CCT segment to a third party for $10.5. The Company determined that the product line met the definition of a business per ASC 805, *Business Combinations*. As a result of the transaction, we recognized a pre-tax gain on sale of $7.2, which is included in the General and administrative expenses line on our Consolidated Statements of Operations for the year ended December 31, 2023. Goodwill of $2.4 was allocated to the divestiture.

Subsequent Event

On January 19, 2024, we completed the acquisition of 100% of the outstanding shares of privately held Svanehøj Group A/S (Svanehøj) for a purchase price of approximately $410, net of cash acquired. Svanehøj is a supplier of pumps and related aftermarket services with leading positions in cryogenic applications for the marine sector. Svanehøj is headquartered in Denmark and has additional operations in Singapore and France. Svanehøj employs around 400 employees and generated approximately $140 in sales in 2022. Upon closing of the transaction, Svanehøj became part of our IP segment.

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation, effective as of May 23, 2018 Incorporated by reference to Exhibit 3.1 of ITT Inc.'s Form 8-K dated May 25, 2018
3.2	Amended and Restated By-laws of ITT Inc., effective as of February 14, 2023 Incorporated by reference to Exhibit 3.2 of ITT Inc.'s Form 10-K for the year ended December 31, 2022
4.1	Description of Registrant's Securities Incorporated by reference to Exhibit 4.1 of ITT Inc.'s Form 10-K for the year ended December 31, 2019
10.1	Credit Agreement, dated August 5, 2021, among ITT Inc. and Other Parties Signatory Thereto Incorporated by reference to Exhibit 10.1 of ITT Inc.'s Form 10-Q for the quarter ended July 3, 2021
10.2	First Amendment to Credit Agreement, dated as of May 10, 2023, among ITT Inc. and Other Parties Signatory Thereto Incorporated by reference to Exhibit 10.1 of ITT Inc.'s Form 8-K dated May 12, 2023
10.3	Second Amendment to Credit Agreement, dated as of December 6, 2023, among ITT Inc. and Other Parties Signatory Thereto Incorporated by reference to Exhibit 10.1 of ITT Inc.'s Form 8-K dated December 7, 2023
10.4	Credit Agreement, dated as of January 12, 2024, among ITT Inc., ITT Italia S.r.l. and the Other Parties Signatory Thereto Incorporated by reference to Exhibit 10.1 of ITT Inc.'s Form 8-K dated January 19, 2024
10.5	Indenture between ITT Corporation and Union Bank N.A., as Trustee dated May 1, 2009 Incorporated by reference to Exhibit 4.3 of ITT Inc.'s Form S-3 dated September 18, 2015
10.6	First Supplemental Indenture, dated as of May 16, 2016, between ITT Corporation, ITT Inc. and MUFG Union Bank, N.A. as Trustee Incorporated by reference to Exhibit 4.2 of ITT Inc.'s Post-Effective Amendment No. 1 to Registration Statement on Form S-3 dated May 16, 2016
10.7*	ITT Annual Incentive Plan for Executive Officers, amended and restated as of May 16, 2016 Incorporated by reference to Exhibit 10.5 of ITT Inc.'s Form 10-Q for the quarter ended June 30, 2016
10.8*	ITT Retirement Savings Plan (amended and restated effective January 1, 2020) Incorporated by reference to Exhibit 10.18 of ITT Inc.'s Form 10-K for the year ended December 31, 2020
10.9*	ITT Supplemental Retirement Savings Plan, amended and restated as of May 2, 2020 Incorporated by reference to Exhibit 10.19 of ITT Inc.'s Form 10-K for the year ended December 31, 2020
10.10*	ITT Senior Executive Severance Pay Plan, amended and restated as of June 17, 2019 Incorporated by reference to Exhibit 10.2 of ITT Inc.'s Form 10-Q for the quarter ended June 30, 2019
10.11*	ITT Senior Executive Change in Control Severance Pay Plan, amended and restated as of June 17, 2019 Incorporated by reference to Exhibit 10.3 of ITT Inc.'s Form 10-Q for the quarter ended June 30, 2019
10.12*	ITT Change in Control Severance Plan, amended and restated as of May 16, 2016 Incorporated by reference to Exhibit 10.10 of ITT Inc.'s Form 10-Q for the quarter ended June 30, 2016
10.13*	ITT Deferred Compensation Plan, as amended and restated as of May 16, 2016 Incorporated by reference to Exhibit 10.4 of ITT Inc.'s Form 8-K dated May 16, 2016
10.14*	ITT Deferred Compensation Plan for Non-Employee Directors, amended and restated as of January 1, 2020 Incorporated by reference to Exhibit 10.4 of ITT Inc.'s Form 10-Q for the quarter ended March 31, 2020
10.15*	Non-Employee Director Compensation Summary Incorporated by reference to Exhibit 10.1 of ITT Inc.'s Form 10-Q for the quarter ended October 1, 2022
10.16*	2011 Omnibus Incentive Plan Incorporated by reference to Exhibit 4.3 of ITT Inc.'s Registration Statement on Form S-8 as filed on October 28, 2011
10.17*	ITT 2003 Equity Incentive Plan, amended and restated as of February 15, 2008 and approved by shareholders on May 13, 2008 (previously amended and restated as of July 13, 2004 and subsequently amended as of December 18, 2006) and previously known as ITT Industries, Inc. 2003 Equity Incentive Plan Incorporated by reference to Exhibit 10.5 of ITT Inc.'s Form 10-Q for the quarter ended June 30, 2008
10.18*	Omnibus Amendment to Long-Term Incentive Plans, dated as of May 16, 2016 Incorporated by reference to Exhibit 10.2 of ITT Inc.'s Current Report on Form 8-K dated May 16, 2016
10.19*	Amendment to the ITT Consolidated Hourly Pension Plan, dated as of February 19, 2020 Incorporated by reference to Exhibit 10.3 of ITT Inc.'s Form 10-Q for the quarter ended March 31, 2020
10.20*	Form of 2023 Performance Unit Award Agreement Incorporated by reference to Exhibit 10.17 of ITT Inc.'s Form 10-K for the year ended December 31, 2022
10.21*	Form of 2023 Restricted Stock Unit Award Agreement Incorporated by reference to Exhibit 10.18 of ITT Inc.'s Form 10-K for the year ended December 31, 2022
10.22*	Form of 2022 Performance Unit Award Agreement Incorporated by reference to Exhibit 10.1 of ITT Inc.'s Form 10-Q for the quarter ended April 2, 2022

Exhibit Number	Description
10.23*	Form of 2022 Restricted Stock Unit Award Agreement Incorporated by reference to Exhibit 10.2 of ITT Inc.'s Form 10-Q for the quarter ended April 2, 2022
10.24*	Form of 2021 Performance Unit Award Agreement Incorporated by reference to Exhibit 10.1 of ITT Inc.'s Form 10-Q for the quarter ended March 31, 2021
10.25*	Form of 2021 Restricted Stock Unit Award Agreement Incorporated by reference to Exhibit 10.2 of ITT Inc.'s Form 10-Q for the quarter ended March 31, 2021
10.26*	Form of 2023 Restricted Stock Unit Award Agreement for Non-Employee Directors Incorporated by reference to Exhibit 10.1 of ITT Inc.'s Form 10-Q for the quarter ended July 1, 2023
10.27	Form of ITT Inc. Indemnification Agreement with its directors and officers Incorporated by reference to Exhibit 10.5 to ITT Inc.'s Form 8-K dated May 16, 2016
10.28*	Amended Offer Letter between Mary Beth Gustafsson and ITT Inc. Incorporated by reference to Exhibit 10.27 of ITT Inc.'s Form 10-K for the year ended December 31, 2022
21.1	Subsidiaries of the Registrant
23.1	Consent of Deloitte & Touche LLP
31.1	Certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	ITT Clawback Policy
101	The following materials from ITT Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023, formatted in iXBRL (inline Extensible Business Reporting Language): (i) Consolidated Statements of Operations, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Changes in Shareholders' Equity and (vi) Notes to the Consolidated Financial Statements
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*   Management compensatory plan

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITT Inc.
(Registrant)

By: /S/   CHERYL DE MESA GRAZIANO

Cheryl de Mesa Graziano
Vice President and Chief Accounting Officer
(Principal Accounting Officer)

February 12, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/S/ LUCA SAVI **Luca Savi** **(Principal Executive Officer)**	Chief Executive Officer, President and Director	February 12, 2024
/S/ EMMANUEL CAPRAIS **Emmanuel Caprais** **(Principal Financial Officer)**	Senior Vice President and Chief Financial Officer	February 12, 2024
/S/ CHERYL DE MESA GRAZIANO **Cheryl de Mesa Graziano** **(Principal Accounting Officer)**	Vice President and Chief Accounting Officer	February 12, 2024
/S/ KEVIN BERRYMAN **Kevin Berryman**	Director	February 12, 2024
/S/ DONALD DEFOSSET, JR. **Donald DeFosset, Jr.**	Director	February 12, 2024
/S/ NICHOLAS C. FANANDAKIS **Nicholas C. Fanandakis**	Director	February 12, 2024
/S/ NAZZIC KEENE **Nazzic Keene**	Director	February 12, 2024
/S/ REBECCA A. MCDONALD **Rebecca A. McDonald**	Director	February 12, 2024
/S/ TIMOTHY H. POWERS **Timothy H. Powers**	Director	February 12, 2024
/S/ CHERYL L. SHAVERS **Cheryl L. Shavers**	Director	February 12, 2024
/S/ SHARON SZAFRANSKI **Sharon Szafranski**	Director	February 12, 2024

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OUR GLOBAL MANUFACTURING FOOTPRINT

NORTH & SOUTH AMERICA

EUROPE, MIDDLE EAST & AFRICA

ASIA

ITT is a diversified leading global manufacturer of highly engineered critical components and customized technology solutions for the transportation, industrial, and energy markets. With a strong global footprint of more than 100 facilities, including ~50 manufacturing sites, we are well positioned to solve critical challenges for our customers around the world. Our locations include manufacturing facilities and global service capabilities in 37 countries. Through these worldwide operations and building on our heritage of innovation, our approximately 10,600 team members partner with our customers to deliver enduring solutions that make a lasting difference and help the world move forward. ITT is headquartered in Stamford, CT, with sales in approximately 125 countries. The company generated 2023 revenues of ~$3 billion. For more information, visit www.itt.com.

INDUSTRIAL PROCESS

Designs and manufactures pumps, valves, monitoring and control solutions, water treatment systems and aftermarket parts for the chemical, oil and gas, mining and other industrial process markets, as well as global service capabilities.

Amory, Mississippi
Buenos Aires, Argentina
Chungbuk, South Korea
Cullman, Alabama
Dammam, Saudi Arabia
Kfar HaNassi, Israel
Lancaster, Pennsylvania
Obernkirchen, Germany
Rennerod, Germany
Salto, Brazil
Seneca Falls, New York
The Woodlands, Texas
Tizayuca, Mexico
Vadodara, India
Wiesbaden, Germany
Zachary, Louisiana

CONNECT AND CONTROL TECHNOLOGIES

Designs and manufactures composite materials, harsh-environment connectors and critical energy absorption and flow control components primarily for the aerospace, defense and industrial markets.

Bad König, Germany
El Cajon, California
Irvine, California
Lainate, Italy
Nogales, Mexico
Orchard Park, New York
Santa Rosa, California
Shenzhen, China
Valencia, California
Weinstadt, Germany
Westminster, South Carolina
Wuxi, China
Zama, Japan

MOTION TECHNOLOGIES

Designs and manufactures brake pads, shock absorbers and sealing solutions for the automotive and rail markets.

Barge, Italy
Blacksburg, Virginia
Changshu, China
Dearborn, Michigan
Hebron, Kentucky
Kańczuga, Poland
Leesburg, Florida
Neitersen, Germany
Novi, Michigan
Öhringen, Germany
Ostrava, Czech Republic
Oud-Beijerland, Netherlands
Prostejov, Czech Republic
Silao, Mexico
Stalowa Wola, Poland
Termoli, Italy
Vadodara, India
Vauda Canavese, Italy
Wuxi, China

ITT WORLD HEADQUARTERS

Stamford, Connecticut

ITT has a global footprint representing manufacturing, office and sales, and global service facilities, including the identified locations by segment.

ITT



ANNUAL REPORT
2023

ITT

100 Washington Blvd
Stamford, CT 06902
(914) 641-2000
www.itt.com